

2025

Annual Report













April 24, 2026

Dear Shareholders,

I am pleased to report that 2025 marked another successful year for Five Point, as we generated consolidated annual net income of $183.5 million, exceeding our prior record set in 2024. Our performance reflects the continued strength of our underlying assets, disciplined execution across our platform, and a consistent focus on managing capital efficiently in a challenging and evolving market environment.

We ended the year with a strong balance sheet, including approximately $425.5 million of cash and total liquidity of $643.0 million. Despite ongoing headwinds in the housing market, including elevated mortgage rates, affordability constraints, and broader economic uncertainty, we were able to achieve these results by remaining focused on our core priorities:

- Optimizing land value to generate revenue and positive cash flow;

- controlling SG&A costs;

- managing capital spend to match near-term revenue opportunities; and

- expanding our platform through targeted growth initiatives.

Our associates accomplished a number of significant strategic objectives in 2025, including:

- acquiring and integrating the Hearthstone land banking management platform, which adds a new fee-based earnings stream and expands our relationships with institutional capital partners;

- securing unanimous approval of major entitlements for our next villages at Valencia, thereby enhancing the long-term value and development potential of our Valencia community;

- closing on the sale of approximately 13.8 acres of industrial land at Valencia;

- closing on the sale of land entitled for an aggregate of 920 homesites on approximately 75.6 acres of land at the Great Park Neighborhoods community owned by our joint venture, the Great Park Venture;

- receiving approval from the Irvine City Council for new entitlements that will allow our Great Park Venture to convert approximately 100 acres of commercial land into additional market rate homesites;

- strengthening our balance sheet by refinancing and paying down $523.5 million of existing 10.5% senior notes due 2028 for $450.0 million of 8.0% senior notes due 2030, resulting in annual interest savings of approximately $20 million;

- increasing the capacity of our revolving credit facility from $125.0 million to $217.5 million and extending the maturity date from July 2027 to July 2029; and

- reducing our debt to total capitalization ratio to 16.3% and our net debt to total capitalization ratio to 1.0% as of December 31, 2025.

For the year, builder activity across our communities remained solid, reflecting continued demand for well-located homesites in supply-constrained California markets. While affordability challenges and interest rate volatility impacted absorption at times, we continued to see engagement from both builders and homebuyers, particularly at the Great Park, and steady progress at Valencia.

In addition to these accomplishments, 2025 was a transformative year for Five Point with the acquisition of the Hearthstone land bank management platform and the integration of an experienced and dedicated Hearthstone operating team. This transaction represents an important step in the evolution of our growth strategy, as Hearthstone expands our business into a capital-light, fee-based model in the land bank financing market that complements our core master-planned community development operations. We believe the Hearthstone platform enhances our ability to deliver more consistent earnings across market cycles and provides a meaningful opportunity for long-term growth.

Looking ahead, the market environment remains uncertain, as consumer confidence has been impacted by macroeconomic and geopolitical factors. However, we believe that the continued undersupply of housing in our core markets will support long-term demand. With our strong balance sheet and substantial liquidity, we have the flexibility to adjust the pace and structure of our land sales to protect long-term value, while also pursuing strategic growth opportunities. Our focus over the remainder of this year will be on securing additional entitlements for our next villages in Valencia, executing on land sales at the Great Park and Valencia, initiating development at our Candlestick community in San Francisco, and further diversifying our revenue streams through strategic growth opportunities.

As always, I want to acknowledge the efforts of our entire team. Their ability to operate efficiently, adapt to changing conditions, and execute across our platform continues to differentiate Five Point. As we look to grow and diversify our revenue streams, we will continue to leverage the talent and experience of our hard-working and passionate associates.

We remain laser focused on executing our business plan to drive long-term shareholder value. As we continue to provide critically needed housing in our markets and pursue new opportunities for growth, we are grateful for the continued support of our shareholders.

Sincerely,

Daniel C. Hedigan
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-38088

Five Point Holdings, LLC

(Exact name of registrant as specified in its charter)

Delaware	**27-0599397**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2000 FivePoint 4th Floor Irvine California	**92618**
(Address of Principal Executive Offices)	(Zip code)

(949) 349-1000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common shares	FPH	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of common shares held by non-affiliates of the registrant as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing sale price per share as reported by the New York Stock Exchange on such date, was approximately $325.4 million.

As of February 27, 2026, 71,330,106 Class A common shares and 76,096,410 Class B common shares were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2026 Annual Meeting of Shareholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

FIVE POINT HOLDINGS, LLC

TABLE OF CONTENTS

FORM 10-K

Page

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are subject to risks and uncertainties. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. When used, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "would," "result" and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. This report may contain forward-looking statements regarding: our expectations of our future revenues, costs and financial performance; the impact of inflation and interest rates; future demographics and market conditions, including housing supply levels, in the areas where our communities are located; the outcome of pending litigation and its effect on our operations; the timing of our development activities; the timing of future real estate purchases or sales, including anticipated deliveries of homesites and anticipated amenities in our communities; and the timing and expected benefits of planned and potential transactions and acquisitions.

We caution you that any forward-looking statements presented in this report are based on our current views and information currently available to us. Forward-looking statements are subject to risks, trends, uncertainties and factors that are beyond our control. We believe these risks and uncertainties include, but are not limited to, the following:

- risks associated with the real estate industry;
- downturns in economic conditions or demographic changes at the national, regional or local levels, particularly in the areas where our properties are located;
- our ability to successfully execute planned and potential transactions, including acquisitions of assets or other interests, and the potential failure to realize the expected benefits of such transactions in the expected timeframes or at all;
- uncertainty and risks related to zoning and land use laws and regulations, including environmental planning and protection laws;
- risks associated with development and construction projects;
- adverse developments in the economic, political, competitive or regulatory climate of California;
- loss of key personnel;
- uncertainties and risks related to adverse weather conditions, natural disasters and climate change;
- fluctuations in interest rates;
- the availability of cash for distribution and debt service and exposure to risk of default under debt obligations;
- exposure to liability relating to environmental and health and safety matters;
- uncertainties and risks related to public health issues such as a major epidemic or pandemic;
- exposure to litigation or other claims;
- insufficient amounts of insurance or exposure to events that are either uninsured or underinsured;
- intense competition in the real estate market and our ability to sell properties at desirable prices;
- fluctuations in real estate values;
- potential impairment charges and adjustments related to the accounting of our real estate assets and investments;
- changes in property taxes;
- risks that increased tariffs will increase development costs or impact pricing for our land;
- risks associated with our trademarks, trade names and service marks;
- conflicts of interest with our directors;
- general volatility of the capital and credit markets and the price of our Class A common shares; and
- risks associated with public or private financing or the unavailability thereof.

Please see the "Risk Factors" under Part I, Item 1A of this report for a more detailed discussion of these and other risks.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you therefore against relying on any of these forward-looking statements.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. They are based on estimates and assumptions only as of the date of this report. We undertake no obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by applicable law.

DEFINITIONS

In this report:

- "acres" refers to gross acres, which includes unsaleable land, such as land on which major roads will be constructed, public parks, water quality basins, public school sites and open space;

- "company," "our company," "us," "we," and "our" refer to Five Point Holdings, LLC, together with its consolidated subsidiaries;

- "Five Point Gateway Campus" refers to approximately 73 acres of commercial land in the Great Park Neighborhoods, on which four buildings have been constructed with an aggregate of one million square feet of research and development, medical and office space;

- "formation transactions" refers to the transactions effected on May 2, 2016, in which, among other things, (1) we acquired an interest in, and became the managing member of, the San Francisco Venture, (2) the limited liability company agreement of the San Francisco Venture was amended and restated to provide for the possible future exchange of the remaining interests in the San Francisco Venture for interests in our operating company, (3) we acquired a 37.5% percentage interest in the Great Park Venture, and became the administrative member of the Great Park Venture, and (4) we acquired the management company. See "Part I, Item 1. Business—Structure and Formation of Our Company";

- "FP LP" refers to Five Point Communities, LP, a Delaware limited partnership;

- "FP Inc." refers to Five Point Communities Management, Inc., a Delaware corporation, which is the general partner of, and owns a 0.5% Class A limited partnership interest in, FP LP;

- "FPL" refers to our subsidiary, Five Point Land, LLC, a Delaware limited liability company, which owns Newhall Land & Farming;

- "fully exchanged basis" assumes (1) the exchange of all outstanding Class A units of the operating company for our Class A common shares on a one-for-one basis, (2) the exchange of all outstanding Class A units of the San Francisco Venture for our Class A common shares on a one-for-one basis and (3) the conversion of all of our outstanding Class B common shares into Class A common shares;

- "Gateway Commercial Venture" refers to Five Point Office Venture Holdings I, LLC, a Delaware limited liability company, which previously owned portions of the Five Point Gateway Campus;

- "GFFP" refers to GFFP Holdings, LLC;

- "Great Park Venture" refers to Heritage Fields LLC, a Delaware limited liability company, which is developing Great Park Neighborhoods;

- "HRH" refers to Hearthstone Residential Holdings, LLC, a Delaware limited liability company, which is primarily engaged in providing management services to residential land banking funds;

- "Hearthstone Venture" refers to HRH together with its consolidated subsidiaries;

- "homes" includes single-family detached homes, single-family attached homes and apartments for rent;

- "homesite" refers to a residential lot or a portion thereof on which a home will be built;

- "Lennar" refers to Lennar Corporation and its subsidiaries;

- "management company" refers, collectively, to FP LP and FP Inc., which have historically managed the development of Great Park Neighborhoods and Valencia;

- "Newhall Land & Farming" refers to The Newhall Land and Farming Company, a California limited partnership, which is developing Valencia;

- "operating company" refers to Five Point Operating Company, LP, a Delaware limited partnership;

- "our communities" refers to the communities that we are developing, including Valencia in Los Angeles County, Candlestick and The San Francisco Shipyard in the City of San Francisco, and Great Park Neighborhoods in Orange County;

- "percentage interests" refers to membership interests in the Great Park Venture; and

- "San Francisco Venture" refers to The Shipyard Communities, LLC, a Delaware limited liability company, which is developing Candlestick and The San Francisco Shipyard.

PART I

ITEM 1.   Business

We are an owner and developer of mixed-use planned communities in California. Our three existing communities have the general plan and zoning approvals necessary for the construction of thousands of homesites and millions of square feet of commercial space, and they represent a significant portion of the real estate available for development in three major markets in California—Los Angeles County, San Francisco County and Orange County. In total, our communities consist of up to approximately 20 million square feet of built or planned commercial space and approximately 40,000 homes built or planned. We also operate a residential asset management platform providing capital solutions to the U.S. homebuilding industry.

Structure and Formation of Our Company

In 2009, our company was formed as a limited liability company to acquire ownership through the operating company of Newhall Land & Farming, which is developing our Valencia community. In May 2016, we completed the formation transactions in which we acquired an interest in the San Francisco Venture, which is developing our Candlestick and The San Francisco Shipyard communities, a 37.5% percentage interest in the Great Park Venture, which is developing Great Park Neighborhoods, and the management company that has been the development manager of Great Park Neighborhoods since 2010.

Our company has an entity structure in which our two largest equity owners, Lennar and GFFP, separately hold, in addition to interests in our common shares, equity interests in both the operating company and the San Francisco Venture that can be exchanged for, at our option, either our Class A common shares or cash. The diagram below presents a simplified depiction of our current organizational structure.



(1) Through a wholly owned subsidiary, we serve as sole managing general partner of the operating company, and as of December 31, 2025, we owned approximately 65.0% of the outstanding Class A units of the operating company. We conduct all of our businesses in or through the operating company, which owns, directly or indirectly, equity interests in, and controls the management of FPL, the San Francisco Venture, the Hearthstone Venture and the management company. Class A units of the operating company that we do not own are held by affiliates of Lennar and GFFP and can be exchanged on a one-for-one basis, at our option, for either Class A common shares or cash equal to the fair market value of such shares. Until Class A units of the operating company are exchanged or redeemed, the capital associated with Class A units of the operating company not held by us is presented within "noncontrolling interests" on our consolidated balance sheet. During the year ended December 31, 2025, an entity controlled by Emile Haddad, the Chairman Emeritus of our Board of Directors, exchanged 3,137,134 Class A units of the operating company, and in exchange therefor, received 1,109,172 Class A common shares of the holding company. The remaining 2,027,962 Class A units of the operating company that were tendered for redemption by Mr. Haddad were returned to the operating company in accordance with the dilution provisions of the operating company's limited partnership agreement and were canceled. Based on the closing price of our Class A common shares on February 27, 2026 ($5.52), our market capitalization on a fully exchanged basis was approximately $813.9 million.

(2) The operating company owns all of the outstanding Class B units of the San Francisco Venture. The Class A units of the San Francisco Venture, which are owned by affiliates of Lennar and GFFP, are intended to be economically equivalent to Class A units of the operating company. As the holder of all outstanding Class B units of the San Francisco Venture, the operating company is entitled to receive 99% of available cash from the San Francisco Venture after the holders of Class A units in the San Francisco Venture have received distributions equivalent to the distributions, if any, paid on Class A units of the operating company. Class A units of the San Francisco Venture can be exchanged, on a one-for-one basis, for Class A units of the operating company. Until exchanged or redeemed through the operating company, the capital associated with Class A units of the San Francisco Venture is presented within "noncontrolling interests" on our consolidated balance sheet.

(3) We hold our interest in FPL directly and indirectly through the operating company and the management company.

(4) Through a wholly owned subsidiary, the operating company owns a 37.5% percentage interest in the Great Park Venture. We are the administrative member of the Great Park Venture. However, management of the Great Park Venture is vested in the four voting members, who have a total of five votes. Major decisions generally require the approval of at least 75% of the votes of the voting members. We have two votes, and the other three voting members each have one vote, so we are unable to approve any major decision without the consent or approval of at least two of the other voting members. We do not include the Great Park Venture as a consolidated subsidiary, but rather as an equity method investee, in our consolidated financial statements.

(5) Through a wholly owned subsidiary, the operating company owns a 75% interest in the Gateway Commercial Venture and serves as its manager. However, the manager's authority is limited. Major decisions by the Gateway Commercial Venture generally require unanimous approval by an executive committee composed of two people designated by us and two people designated by another investor. Some decisions require approval by all of the members of the Gateway Commercial Venture. In December 2024, the Gateway Commercial Venture sold its remaining interests in the Five Point Gateway Campus. The purchase price of $88.5 million consisted of $45.0 million in cash paid at closing and a $43.5 million note from the buyer that matures in December 2026. We do not include the Gateway Commercial Venture as a consolidated subsidiary, but rather as an equity method investee, in our consolidated financial statements.

(6) In July 2025, the operating company, through its wholly owned subsidiary, acquired 75% of the Class A units of HRH. Management of HRH is vested in an executive committee consisting of three voting members, and we have the ability to appoint two of the members. Major decisions generally require the approval of at least two-thirds of the voting members. We have a controlling financial interest in HRH and include HRH as a consolidated subsidiary in our consolidated financial statements (see Note 3 of our consolidated financial statements included in Part II, Item 8 of this report).

Tax Classification

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, an owner of our shares will not report our items of income, gain, loss and deduction on its U.S. federal income tax return, nor will an owner of our shares receive a Schedule K-1. Our shareholders also will not be subject to state income tax filings in the various states in which we conduct operations as a result of owning our shares. Distributions on our shares will be treated as dividends on corporate stock for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits and will be reported on Form 1099, to the extent applicable.

Our Business

We are primarily engaged in the business of planning and developing our three mixed-use planned communities, and our revenues are principally generated by (i) selling residential and commercial land sites to homebuilders, commercial developers and commercial buyers, (ii) providing development management services and (iii) providing asset management services to land banking funds that are primarily focused on acquiring, developing and managing residential lot option programs. We may also elect to opportunistically retain a portion of the commercial and multi-family properties in our communities as income-producing assets. Our three mixed-use planned communities are owned either directly or through a joint venture. We may elect to enter into additional joint ventures for the purposes of developing our existing communities as well as for acquiring potential new real estate assets. We may also pursue other acquisitions, investments, and growth opportunities that would allow us to capitalize on our land development and entitlement expertise.

Our planning and development process for our existing mixed-use planned communities involves the following components:

Mixed-use planning.   We design all aspects of our communities, creating highly desirable places to live, work, shop and enjoy an active lifestyle. Our designs include a wide range of amenities, such as high quality public schools, parks and recreational areas, entertainment venues and walking and biking trails. Each community is comprised of several villages or neighborhoods, each of which offers a range of housing types, sizes and prices. For the commercial aspects of our communities, we look for commercial enterprises that will best add value to the community by providing needed services, additional amenities or local jobs. In designing the overall program at each community, we consider the appropriate balance of housing and employment opportunities, access to transportation, resource conservation and enhanced public open spaces and wildlife habitats. We continually evaluate our plans for each community and make adjustments that we deem appropriate based on changes in local economic factors and other market dynamics.

Entitlements.   We typically obtain all discretionary entitlements and approvals necessary to develop the infrastructure within our communities and prepare our residential and commercial lots for construction. We also typically obtain all discretionary entitlements and approvals that the homebuilder or commercial builder will need to build homes or commercial buildings on our lots, although we may from time to time allocate responsibility for obtaining certain discretionary entitlements to a homebuilder or commercial builder. Although we have general plan and zoning approvals for our communities, individual development areas within our communities are at various stages of planning and development and have received different levels of discretionary entitlements and approvals. For additional information, see "—Our Communities" below.

Horizontal development (infrastructure).   We refer to the process of preparing the land for construction of homes or commercial buildings as "horizontal development." This involves significant investments in a community's infrastructure and common improvements, including grading and installing roads, sidewalks, gutters, utility improvements (such as storm drains, water, gas, sewer, power and communications), landscaping and shared amenities (such as community buildings, neighborhood parks, trails and open spaces) and other actions necessary to prepare residential and commercial lots for vertical development.

Land sales.   After horizontal development for a given development area or parcel is completed, graded lots are typically sold to homebuilders, commercial builders or commercial buyers. We typically sell homesites to a diverse group of high-quality homebuilders in a competitive process, although in some cases we may negotiate directly with a single homebuilder. In addition to the base purchase price, our residential land sales typically involve participation provisions that allow us to share in the profits realized by the homebuilders. We sell commercial lots to developers through a competitive process or negotiate directly with the buyer. We also regularly assess our development plan and may retain a portion of the commercial and multi-family properties within our communities as income-producing assets, although we do not currently have any plans to do so.

Vertical development (construction).   We refer to the process of building structures (buildings or houses) and preparing them for occupancy as "vertical development." Single-family residences in our communities are built by third-party homebuilders. Commercial buildings in our communities are usually built by a third-party developer or the buyer. We do not currently intend to engage in vertical development and do not currently hold any commercial assets, however, for commercial or multi-family properties that we may retain in the future, we may construct the building ourselves or enter into a joint venture with an established developer to construct a particular property.

Community programming.   Our community building efforts go beyond development and construction. We offer numerous community programs with a goal of building a community that transcends the physical features of our development and connects neighbors through their interests. We believe community building efforts create loyal residents that can become repeat customers within our multi-generational communities.

Sequencing.   In order to balance the timing of our revenues and expenditures, we typically sequence the development of individual neighborhoods or villages within our communities. As a result, many of the mixed-use planning, entitlement, development, sales and other activities described above may occur at the same time in different locations within a single community. Further, depending on the specific plans for each community and market conditions, we may vary the timing of certain of these activities.

Our Segments

We have organized our operations into four reportable segments, three of which are tied to our communities (our Valencia, San Francisco and Great Park segments) and the remaining reportable segment consists of our Hearthstone residential asset management platform. Our operations relating to these segments are discussed in more detail below in the sections titled "Our Communities" and "Hearthstone."

Our Communities

Valencia

Valencia is a mixed-use planned community in Los Angeles County that spans approximately 15,000 acres and can currently include up to approximately 21,000 homesites, approximately 9.3 million square feet of commercial space, approximately 50 miles of trails, approximately 275 acres of community parks and approximately 10,000 acres of protected open space. The actual commercial square footage and number of homesites are subject to change as we further refine our development plans to optimize land values.

Valencia is located in an unincorporated portion of Los Angeles County along the Santa Clara River in the western portion of the Santa Clarita Valley. The property is located approximately 35 miles northwest of downtown Los Angeles, 15 miles north of the San Fernando Valley and is adjacent to the City of Santa Clarita. Valencia is adjacent to Interstate 5 and State Highway 126. Valencia is also approximately 45 miles north of the Los Angeles International Airport (LAX) and 21 miles northwest of the Hollywood Burbank (Bob Hope) Airport (BUR) in Burbank.

In December 2019, we completed our first residential land sales in the first development area at Valencia. As of December 31, 2025, we had sold 3,088 homesites, and builders had sold 1,837 homes to homebuyers since home sales commenced in May 2021.

Candlestick and The San Francisco Shipyard

Candlestick and The San Francisco Shipyard, located on approximately 800 acres of bayfront property in the City of San Francisco, can include up to approximately 12,000 homesites, approximately 6.3 million square feet of commercial space, approximately 100,000 square feet of community space, artist studios and approximately 355 acres of parks and open space. The actual commercial square footage and number of homesites are subject to change based on ultimate use and land planning.

The Candlestick and The San Francisco Shipyard communities are located almost equidistant between downtown San Francisco and the San Francisco International Airport (SFO). They consist of two distinct, but contiguous, parcels of real estate. Candlestick, the southern parcel, consists of approximately 280 acres on San Francisco's waterfront. This nationally recognized site was the location of Candlestick Park stadium, former home of the San Francisco 49ers and the San Francisco Giants. The San Francisco Shipyard, the northern parcel, consists of approximately 495 acres on the former site of the Hunters Point Navy Shipyard. We commenced horizontal development activities at Candlestick in 2015.

In November 2024, we received approvals from the City and County of San Francisco to (among other things) transfer approximately two million square feet of research and development and office space to Candlestick from The San Francisco Shipyard. Candlestick now has the potential to include up to approximately 2.8 million square feet of research and development and office space, approximately 7,200 homesites, and approximately 550,000 square feet of retail, hotel, entertainment and community uses. We have commenced engineering for the next phase of infrastructure at Candlestick and expect to begin construction in the first half 2026.

At The San Francisco Shipyard, approximately 408 acres are still owned by the U.S. Navy and will not be conveyed to us until the U.S. Navy satisfactorily completes its finding of suitability to transfer, or "FOST," process, which involves multiple levels of environmental and governmental investigation, analysis, review, comment and approval. Based on our discussions with the U.S. Navy, we had previously expected the U.S. Navy to deliver this property between 2019 and 2022. However, allegations that Tetra Tech, Inc. and Tetra Tech EC, Inc. (collectively, "Tetra Tech"), contractors hired by the U.S. Navy, misrepresented sampling results at The San Francisco Shipyard have resulted in data reevaluation, governmental investigations, criminal proceedings, lawsuits, and a determination by the U.S. Navy and other regulatory agencies to undertake additional sampling. These activities have delayed the remaining land transfers from the U.S. Navy and could lead to additional legal claims or government investigations, all of which could in turn further delay or impede our future development of such parcels. Our development plans were designed with the flexibility to adjust for potential land transfer delays, and we have the ability to shift the phasing of our development activities to account for potential delays caused by U.S. Navy retesting, but there can be no assurance that these matters and other related matters that may arise in the future will not have further material impacts on our development plans. Accordingly, our immediate development focus is on our Candlestick community that is not subject to land transfers from the U.S. Navy. For additional information about the finding of suitability to transfer process, see "—Regulation—FOST Process."

Great Park Neighborhoods

Great Park Neighborhoods, located in Irvine, California, is an approximately 2,100 acre mixed-use planned community that is being developed on the former site of the U.S. Marine Corp's El Toro Air base ("El Toro Base") in Orange County. Great Park Neighborhoods can include up to approximately 11,800 homesites (including up to 1,056 affordable homesites), approximately 4.1 million square feet of commercial space, approximately 61 acres of parks and approximately 138 acres of trails and open space. The actual commercial square footage and number of homesites are subject to change based on ultimate use and land planning.

Great Park Neighborhoods is approximately seven miles from the Pacific Ocean, approximately nine miles from the University of California, Irvine (UCI) and approximately 17 miles from Disneyland. It is adjacent to the Orange County Great Park, a

4

metropolitan public park that will be nearly twice the size of New York's Central Park upon completion. Great Park Neighborhoods is close to Interstate 5, Interstate 405, State Route 133 and John Wayne Airport (SNA) in Orange County.

The first homesites at the Great Park Neighborhoods were sold in April 2013, and as of December 31, 2025, the Great Park Venture had sold 9,603 homesites (including 853 affordable homesites) and approximately 166 acres of commercial land allowing for development of up to approximately 3.6 million square feet of commercial office, industrial and research and development space. As of December 31, 2025, builder sales totaled 7,428 market rate homes at the Great Park Neighborhoods.

Hearthstone

The Hearthstone Venture operates a residential asset management platform providing capital solutions to the U.S. homebuilding industry, primarily through land banking. The Hearthstone Venture's operations include managing funds that acquire fully entitled residential land parcels and enter into option and development agreements with U.S. homebuilders. The funds then engage the homebuilders to complete the horizontal development of the land, after which the homebuilders acquire the fully developed homesites from the funds pursuant to the option agreements. The Hearthstone Venture manages these lot option programs across multiple U.S. markets, working with capital partners consisting of state employee pension plans and institutional and private equity. The Hearthstone Venture sources projects mainly from large U.S. publicly-traded homebuilders. The Hearthstone Venture receives asset management fees and under some arrangements may also receive performance fees upon achievement of stipulated investor returns. We completed our acquisition of the Hearthstone Venture on July 31, 2025. As of December 31, 2025, the Hearthstone Venture had $3.4 billion in assets under management, which consisted of 30,647 lots with 13 separate homebuilders across 16 states.

Other Properties

We own approximately 16,000 acres adjacent to our Valencia community in Ventura County that are primarily used for agriculture and energy operations. We also own remnant commercial, residential and open space land in Los Angeles County that is planned to be sold or deeded to third parties as we develop our Valencia community.

Development Management Services

Through the management company, we receive fees for providing development management services for Great Park Neighborhoods.

Competition

We compete with other residential, retail and commercial property developers in the development of properties in the Northern and Southern California markets. Significant factors that we believe allow us to compete effectively in this business include:

- the size and scope of our mixed-use planned communities located in desirable and supply constrained California coastal markets;
- the recreational and cultural amenities available within or nearby our communities;
- the commercial centers in our communities;
- our relationships with homebuilders;
- the proximity of our communities to major metropolitan areas;
- experienced and proven leadership with expertise in partnering with governmental entities;
- significant discretion in timing and amount of land development expenditures; and
- flexible capital structure with a conservative operating philosophy.

Seasonality

Our business and results of operations are not materially impacted by seasonality, however, we have historically experienced, and expect to continue to experience, variability in results of operations between comparable periods as a result of the sequencing of the development of our communities.

Regulation

Entitlement Process

Land use and zoning authority is exercised by local municipalities through the adoption of ordinances, regulations or zoning codes to direct the use and development of private property by controlling the use, size, density and location of and access to developments on private land. Such ordinances, regulations or codes typically divide uses of land into two categories—permitted uses and discretionary uses. Permitted uses are presumptively permitted, while discretionary uses are subject to a discretionary approval process, usually involving an application, an environmental review and a public hearing with input from other locally affected property owners and stakeholders. In order to grant a discretionary use entitlement, the municipality must find that the use does not negatively impact surrounding properties and may condition such an entitlement with special requirements or limitations unique to each individual case. We typically obtain all discretionary entitlements and approvals necessary to develop the infrastructure within our communities and prepare our residential and commercial lots for construction. We also typically obtain all discretionary entitlements and approvals that the homebuilder or commercial builder will need to build homes or commercial buildings on our lots, although we may from time to time allocate responsibility for obtaining certain discretionary entitlements to a homebuilder or commercial builder.

We have incurred significant costs and expenses in order to obtain the primary entitlements (general plan and zoning approvals) for our communities. Once these primary entitlements are obtained, we continue to refine the mixed-use plan for each community by planning specific development areas and obtaining the necessary governmental approvals for a development area. Among other things, we typically need to obtain the following approvals for each development area: (1) approval of the subdivision maps (such as vesting tentative tract maps and parcel maps) that allow the land to be divided into separate legal lots for residential, commercial and other improvements; (2) approval of the improvement plans that set forth certain design, engineering and other elements of infrastructure, parks, homes, commercial buildings and other improvements; (3) approval of the final map that allows for the conveyance of individual homesites and commercial lots; and (4) any other discretionary approvals needed to construct, finance, sell, lease or maintain the homes or commercial buildings within a development area.

We may also need to obtain state and federal permits for land development activities in certain development areas, including, for example, permits and approvals issued by state and federal resource agencies authorizing impacts to species covered by endangered species acts or impacts to state and federal waters or wetlands.

Development areas within our communities are at various stages of planning and development and, therefore, have received different levels of discretionary entitlements and approvals. In some cases, development areas have obtained entitlements and approvals allowing homes and commercial buildings to be built and sold, and in other cases development areas require further discretionary entitlements or approvals prior to the commencement of construction. In the past, our approvals have been challenged by third parties.

Environmental Matters

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under or migrating from such property, including costs to investigate and clean up such contamination and liability for damage to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines or other costs could exceed the value of the property or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Such remaining contamination encountered during our construction and development activities also may require investigation or remediation, and we could incur costs or experience construction delays as a result of such discoveries.

Some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. As a result, some of our properties have been or may be impacted by contamination arising from the releases of such substances. For example, oil and gas wells have formerly operated or are currently operating at Valencia. In certain cases, prior owners or operators have in the past investigated or remediated, or are currently investigating or remediating, such conditions, but contamination may continue to be present at these sites, and future remedial activities could delay or otherwise impede property development on sites where contamination is present.

In addition, The San Francisco Shipyard and Great Park Neighborhoods properties were formerly operated by the U.S. Navy as defense plants. As a result of these historic operations, portions of these properties have been or currently are listed on the U.S. Environmental Protection Agency's ("USEPA") National Priorities List as sites requiring cleanup under federal environmental laws. While investigation and cleanup activities have been substantially completed for Great Park Neighborhoods, significant work is contemplated over the next several years for certain parcels within The San Francisco Shipyard, which will delay the transfer of such parcels to us for development.

The National Environmental Policy Act ("NEPA") requires federal agencies to integrate environmental values into their decision making processes by considering the environmental impacts of their proposed actions and reasonable alternatives to those actions. To meet NEPA requirements federal agencies prepare a detailed statement known as an Environmental Impact Statement ("EIS"). Additionally, all Department of Defense installations (such as The San Francisco Shipyard and the El Toro Base) selected for closure or realignment pursuant to the Base Closure and Realignment Acts of 1988 or 1990 and being considered for transfer by deed, and where a release or disposal of hazardous substances or petroleum products has occurred, are subject to an environmental review process and may not be transferred until a finding of suitability for transfer ("FOST") is documented. In addition, our development projects are subject to the California Environmental Quality Act ("CEQA"), which is similar in scope to NEPA, and requires potential environmental impacts of projects subject to discretionary governmental approval to be studied by the California governmental entity approving the proposed projects. Projects with significant expected impacts require an Environmental Impact Report ("EIR") while more limited projects may be approved based on a Mitigated Negative Declaration. All of our development sites and projects have either been or continue to be investigated, remediated or reviewed (with documented EISs, FOSTs and EIRs, as applicable) in accordance with the above-described and other applicable environmental laws to determine the suitability of their proposed uses and to protect human health and the environment.

New or additional permitting requirements, new interpretations of requirements, changes in our operations or litigation or community objections over the adequacy of conducted reviews and other response and mitigation actions could also trigger the need for either amended or new reviews or actions, which could result in increased costs or delays of, modification of, or denial of rights to conduct, our development programs. For additional information on legal challenges to our projects under environmental laws see "Item 3. Legal Proceedings."

When we identify conditions that require a response under environmental laws, we endeavor to address identified contamination or mitigate risks associated with such contamination as required (or ensure that such actions are taken by other parties, such as prior owners and operators); however, we cannot assure you that we will not need to take additional action, incur additional costs, or delay or modify our development plans to address these conditions or other environmental conditions that may be discovered in the future. As a result of the foregoing, we could potentially incur material liabilities.

We are also subject to a variety of other local, state, federal and other laws and regulations concerning the environment, including those governing air emissions, wastewater discharges and use and disposal of hazardous or toxic substances. The particular environmental laws that apply to any given property vary according to multiple factors, including the property's location, its environmental conditions and the present and former uses of the property, as well as adjoining properties. These issues may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict development activity in environmentally sensitive regions or areas. For example, in those cases where wetlands or an endangered or threatened species are impacted by proposed development, environmental rules and regulations can result in the restriction or elimination of development in such identified environmentally sensitive areas.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing materials ("ACM") and may impose fines and penalties for failure to comply with these requirements or expose us to third-party liability (such as liability for personal injury associated with exposure to asbestos). Such laws require that owners or operators of buildings containing ACM (and employers in such buildings) properly manage and maintain the asbestos, adequately notify or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. In addition, soils at Candlestick and The San Francisco Shipyard are known to contain naturally occurring asbestos, which must be managed, including through dust management plans. In the past, we have been subject to penalties for failure to monitor asbestos dust during development activities at The San Francisco Shipyard, and although we endeavor to maintain (and to cause our contractors to maintain) compliance, we could incur such fines or penalties in the future.

FOST Process

The U.S. Navy is implementing its cleanup program at The San Francisco Shipyard pursuant to various federal laws and authorities. The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") requires the U.S. Navy to remediate The San Francisco Shipyard in accordance with a federal facilities agreement entered into with the USEPA and the State of California, which sets forth procedures and timeframes for remedial decisions and deliverables. In accordance with the federal facilities agreement, the National Contingency Plan, 40 C.F.R. Part 300 and Department of Defense procedures, the U.S. Navy's cleanup process involves (1) preparation of a series of reports documenting various investigative and remedial activities and (2) securing approval of those reports from the USEPA and the State of California. The remedial steps and related reports, each of which is subject to review, comment and approval, are as follows:

Preliminary assessment/site inspection. This is an initial review of the site, including review of historical records and visual inspections. Limited sampling and analysis of soil, surface water and groundwater may also occur.

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Remedial investigation. The remedial investigation involves a closer look into each of the areas of concern identified in the preliminary assessment/site inspection and involves collecting and analyzing samples of multiple media (soil, soil gas, sediment, groundwater, etc.). The remedial investigation addresses the nature and extent of contamination at each area of concern identified in the parcel. The remedial investigation also includes preparation of a Human Health Risk Assessment and an Ecological Risk Assessment, as appropriate. The Human Health Risk Assessment identifies the contaminants that could pose a health risk under different exposure scenarios and identifies potential numeric remediation goals.

Feasibility study. The feasibility study evaluates the effectiveness, implementability and cost of various alternative remedial technologies that could be used to reduce site risk to acceptable levels, based on the results of the risk assessment and other data collected during the remedial investigation.

Proposed plan. The proposed plan summarizes the findings of the remedial investigation and proposes a preferred remedial approach for each area of concern in the parcel based on the options evaluated in the feasibility study. This step includes a public meeting to provide the public with relevant information and an opportunity to comment on the preferred cleanup alternative.

Record of decision. Once the U.S. Navy, the USEPA and the State of California select and approve the remedy for the parcel, the U.S. Navy documents and publishes the decision in the record of decision, which responds to all comments on the proposed plan.

Remedial design. The remedial design sets forth details of how the remedies identified in the record of decision will be carried out. The remedial design includes a detailed engineering design for implementing, operating and maintaining the selected cleanup alternative. The U.S. Navy also distributes a fact sheet to the public before beginning work on the cleanup.

Remedial action work plan/remedial action implementation. The U.S. Navy conducts remedial action in accordance with an approved remedial action work plan, which is based on the remedial design.

Remedial action completion report. Once complete, the cleanup is documented in a remedial action completion report.

FOST. Prior to conveyance of real property, CERCLA requires the U.S. Navy to remediate hazardous substances to a level consistent with the protection of human health and the environment. Following the completion and approval of the remedial action completion report, the U.S. Navy documents its findings that such remediation has occurred and that the property is suitable for transfer, consistent with all applicable laws and authorities, in a FOST.

Human Capital

We are innovators and collaborators in the evolution of cities in coastal California, and our associates are the force behind the success of our communities. We believe in cultivating a work environment that fosters accountability, professional development and opportunities to grow and share innovative ideas across all our community elements. Our associates are expected to exhibit and promote honest, ethical and respectful conduct in the workplace. All of our associates must adhere to a code of business conduct and ethics that sets standards for appropriate behavior and participate in required training on preventing and identifying harassment and discrimination.

We have designed our compensation and benefits programs to attract, retain and engage talented individuals. Our associates are eligible for medical, dental and vision insurance, a 401(k) plan with matching contributions, health savings and flexible spending accounts, paid time off, life and disability insurance, various wellness programs, paid parental leave and employee assistance programs. In order to support the mental health and wellness of our associates, we also offer programming on self-care, nutrition, and financial well-being. We also conduct annual performance reviews for all associates. The compensation committee of our board of directors annually reviews the terms of our benefits programs made available to our associates.

We are dedicated to supporting and engaging with our communities through charitable donations, community outreach programs and the development of public schools, parks and other amenities. In addition to charitable initiatives of the company, we encourage and provide the flexibility to allow our associates to pursue outside interests and to make a difference in their local communities.

At December 31, 2025, women constituted approximately 46% of our workforce, ethnic and racial minorities constituted approximately 42% of our workforce, and we had approximately 90 employees, all of whom were working full-time. In January 2026, we integrated approximately 24 employees into the company as part of our acquisition of the Hearthstone Venture.

Information about our Executive Officers

The following individuals are our executive officers:

Name	Age	Position
Daniel Hedigan	72	President and Chief Executive Officer
Michael Alvarado	60	Chief Operating Officer, Chief Legal Officer and Vice President
Greg McWilliams	74	Chief Policy Officer
Kim Tobler	66	Chief Financial Officer, Treasurer and Vice President

Daniel Hedigan.   Mr. Hedigan has been our President and Chief Executive Officer since February 2022. Prior to his appointment, Mr. Hedigan served as President of Land Sales and Home Building for the Irvine Company from 2013 to 2021, where he oversaw the design, building and sales of new homes in the master-planned villages of the Irvine Ranch in Orange County, California.

Michael Alvarado.   Mr. Alvarado has been our Chief Operating Officer since February 2024 and has been our Chief Legal Officer and Vice President since May 2016. From 2011 until May 2016, Mr. Alvarado served as General Counsel for the management company. Prior to joining the management company, Mr. Alvarado spent nearly 20 years at Allen Matkins Leck Gamble Mallory & Natsis LLP, a California-based law firm.

Greg McWilliams.   Mr. McWilliams has been our Chief Policy Officer since March 2018. From May 2016 until his appointment as Chief Policy Officer, Mr. McWilliams served as our Regional President-Southern California. From 2004 until May 2016, Mr. McWilliams was President of Newhall Land & Farming.

Kim Tobler.   Mr. Tobler has been our Chief Financial Officer, Treasurer and Vice President since September 2023. Mr. Tobler joined us in 2016, and prior to his appointment as Chief Financial Officer, he most recently served as our Vice President – Treasury and Tax. He was a tax partner at Ernst & Young LLP from 2008 to 2016, and from 2003 to 2008, he worked at the Irvine Company as Senior Vice President – Finance and Reporting.

Available Information

Our website is www.fivepoint.com. We make available free of charge through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(d) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after being filed with, or furnished to, the Securities and Exchange Commission ("SEC"). In addition, you may obtain the documents that we file with the SEC from the SEC's website at www.sec.gov.

We use our investor relations website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Investors should monitor such website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information relating to our corporate governance is also included on our investor relations website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this annual report on Form 10-K.

ITEM 1A.   Risk Factors

You should carefully consider the following material risks, as well as the other information contained in this Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes. If any of the following risks actually occur, our business, financial condition, results of operations or prospects could be materially and adversely affected. In such an event, the trading price of our Class A common shares could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

There are significant risks associated with our development and construction projects that may prevent completion on budget and on schedule.

At our projects, we are engaged in extensive construction activity to develop each community's infrastructure, including grading and installing roads, sidewalks, gutters, utility improvements, landscaping and shared amenities and other actions necessary to prepare each residential and commercial lot for construction. In addition, although we primarily rely on homebuilders to purchase homesites at our communities and construct homes, we may in the future construct a portion of the homes ourselves. For commercial or multi-family properties that we retain or acquire in the future, we may also construct the buildings ourselves. Our development and construction activities entail risks that could make our projects less profitable and otherwise adversely impact our financial condition and results of operations, including:
- increased construction costs, unavailability of raw materials when needed, and permitting or construction delays;
- claims for construction-related injuries, as well as claims for warranty, product liability and construction defects;

- labor stoppages or slowdowns and/or disputes with contractors, subcontractors or other third parties on whom we rely;
- federal, state and local grants to complete certain highways, interchange, bridge projects or other public improvements may not be available;
- unforeseen engineering, environmental or geological problems, including the potential impacts of climate change;
- compliance with environmental planning and protection regulations and related legal proceedings, including governmental regulations intended to reduce greenhouse gas emissions or ameliorate projected climate change impacts;
- liabilities, expenses or project delays, stoppages or interruptions as a result of challenges by third parties in legal proceedings;
- changes in U.S. trade policies (including the imposition of tariffs) and retaliatory responses from other countries, which could increase costs or limit the availability of materials and products used in development;
- delay or inability to acquire property, rights of way or easements; and
- weather-related and geological interference, including landslides, earthquakes, floods, drought, wildfires and other events, including rising sea-levels due to climate change.

We cannot assure you that projects will be completed on schedule or that construction costs will not exceed budgeted amounts. Failure to complete development or construction activities on budget or on schedule may adversely affect our financial condition and results of operations.

We will have to make significant investments at our properties before we realize significant revenues.

We currently plan to spend material amounts on horizontal development at our communities. Those expenditures primarily reflect the costs of developing the infrastructure at our properties, including grading and installing roads, sidewalks, gutters, utility improvements, landscaping and shared amenities and other actions necessary to prepare each residential and commercial lot for construction. We may experience cost increases, our plans may change, new regulations and regulatory plan modifications or court rulings may affect our ability to develop or the cost to develop the project or circumstances may arise that result in our needing additional capital to execute our development plan. We are also required to provide performance bonds and letters of credit in the ordinary course of business to governmental authorities and others to ensure the completion of our projects or in support of obligations to build community improvements. If we are not successful in obtaining additional financing to enable us to complete our projects or are unable to obtain performance bonds or letters of credit when required, we may experience further delays or increased costs, and our financial condition and results of our operations may be adversely affected.

Our existing communities are all located in California, which makes us susceptible to risks in that state.

Our existing communities are all located in California, and we expect, at least for the near term, to be dependent upon our existing projects for substantial portions of our cash flow. As a result, we are susceptible to greater risks than if we owned a larger or more geographically diverse portfolio. California also continues to suffer from severe budgetary constraints, which may result in the layoff or furlough of government employees, and California is regarded as more litigious and more highly regulated and taxed than many other states. Any adverse change in the economic, political, competitive or regulatory climate in California, or the counties and cities where our properties are located, could adversely affect our real estate development activities and have a negative impact on our financial condition and results of operations.

In addition, historically, California has been subject to natural disasters, including earthquakes, droughts, floods, wildfires and severe weather, and coastal locations may be particularly susceptible to climate stress events or adverse localized effects of climate change, such as sea-level rise and increased storm frequency or intensity. We therefore have greater exposure to the risks of natural disasters, which can lead to power shortages, shortages of labor and materials, increased costs, and delays in development. If our insurance does not fully cover losses resulting from these events, our financial condition and results of operations could be adversely affected. The occurrence of natural disasters may also negatively impact the availability of homeowners insurance and the demand for new homes in affected areas. For example, the wildfires that have occurred in recent years in California, along with the increasing risk of future wildfires, have resulted in increased homeowners' insurance costs and the unavailability of private homeowners' insurance in certain high-risk areas. Additionally, if drought conditions occur within California, state and local authorities could enact restrictions or moratoriums on building permits and access to utilities, such as water and sewer taps, which could delay or prevent our construction activities, as well as the construction of homes and commercial buildings, even when we have obtained water rights for our communities.

We are highly dependent on homebuilders.

We are highly dependent on our relationships with homebuilders to purchase lots at our residential communities and to use the Hearthstone Venture for their land banking needs. Our business will be adversely affected if homebuilders do not view our residential communities as desirable locations for homebuilding operations or do not use the Hearthstone Venture for land banking services. Also, some homebuilders may be unwilling or unable to either close on previously committed land parcel purchases or exercise their land purchase options with Hearthstone Venture-managed funds due to factors outside of our control. As a result, we may sell fewer land parcels or the Hearthstone Venture-managed funds may acquire fewer residential projects, and we may have lower revenues from sales and Hearthstone Venture-generated management fees, which could adversely affect our financial condition and results of operations.

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Title to our property may be impaired by title defects.

We cannot give any assurance that title to our properties will not be challenged or impugned, and we cannot be certain that we have or will acquire valid title to our properties. Further, we cannot give any assurance that there are not any liens, encumbrances, mortgages, impositions, fines, violations, levies, superior title claims or other title defects or title issues (collectively, "title defects") with respect to our properties. The lack of good, marketable fee title, or the existence of any existing title defects with respect to our properties, could materially and adversely affect our properties, including by resulting in: (1) chain of title issues (such as impediments to the potential sale, transfer, assignment or grant of any fee or leasehold interests in all or any portion of our properties); (2) financing issues (such as impediments to qualifying for a line of credit, mortgage or private equity financing); (3) development issues (such as impediments to qualifying for governmental licenses and permits or construction financing, delays in operations, or additional costs incurred in connection with any required corrective measures); (4) foreclosure, forfeiture and loss of fee title (such as resulting from a mortgage foreclosure, tax levy or rescission rights); (5) reduction of asset value; or (6) loss of revenue, capital or anticipated profits.

Although the San Francisco Venture holds title insurance on the portions of Candlestick and The San Francisco Shipyard that it currently owns and the Great Park Venture holds title insurance on Great Park Neighborhoods, we do not hold title insurance on Valencia. In any event, an owner's title insurance policy only provides insurance coverage as of the issuance date of such policy and does not protect against transfers or other title defects that impact the properties from and after the title policy issuance dates. Accordingly, for all of our properties, whether or not we hold title insurance, it is possible that there may be title defects for which we will have no title insurance coverage.

In addition, the title insurance policies we do hold may not insure for the current aggregate market value of our properties, and we do not intend to increase our title insurance coverage as the market value of our portfolio increases. As a result, we may not have sufficient coverage against all losses that we may experience, including from adverse title claims.

Inflation may adversely affect us by increasing costs that we may not be able to recover.

Inflation can adversely affect us by increasing costs of materials and labor. In addition, inflation is often accompanied by higher interest rates, which could have a negative impact on demand for homes and the cost of debt financing. In a highly inflationary environment, depending on industry and other economic conditions, we may be unable to raise prices enough to keep up with the rate of inflation, which would reduce our profit margins. While inflation has moderated somewhat over the last couple of years, interest rates and mortgage rates remain elevated relative to prior rate levels, which can decrease demand by homebuyers for new homes and soften demand by our guest builders for home sites.

Fluctuations in real estate values and changes in our development strategies may require us to write down (or impair) the carrying value of our real estate assets or real estate investments.

Our industry is subject to significant variability and fluctuations in real estate values. The valuation of our real estate assets (e.g., our Valencia, Candlestick and The San Francisco Shipyard communities) or real estate investments (e.g., our investment in the Great Park Venture) is inherently subjective and based on the individual characteristics of each asset. Factors such as competitive market supply and demand for inventory, changes in laws and regulations, political and economic conditions and interest and inflation rate fluctuations subject our valuations to uncertainty. Our valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. If the real estate market deteriorates, we may reevaluate the assumptions used in our analysis. In addition, we may be required to reevaluate the carrying value of our real estate assets in the event that we decide to pursue alternative development strategies that would accelerate the realization of the value of such assets, including contribution of the asset into a joint venture or an accelerated sale of the asset. As a result of any such reevaluations, we may be required to write down (or impair) the book value of certain real estate assets or real estate investments and some of those write-downs could result in material reductions to our net income.

Any material write-downs of assets could have a material adverse effect on our financial condition and results of operations. Also, a material write-down of assets could adversely affect our ability to meet specified financial ratios or satisfy financial condition tests under the terms of our indebtedness and could adversely affect our ability to utilize certain exceptions from various debt covenants that impose operating restrictions on us, including limitations on our ability to: pay dividends, redeem or repurchase capital stock or make other restricted payments; make certain investments; incur additional indebtedness or issue preferred stock; create certain liens; or consolidate, merge or transfer all or substantially all of our assets. See "—Risks Related to Our Organization and Structure—Our substantial indebtedness may have a material adverse effect on our business, our financial condition and results of operations and our ability to secure additional financing in the future."

Our pursuit of new growth strategies, including new business initiatives, acquisitions, investments, dispositions, joint ventures or other growth opportunities, could disrupt our ongoing business, present risks not originally contemplated and materially adversely affect our business, financial condition and results of operations.

Our growth strategy involves new potential joint ventures, acquisitions, investments and other transactions. For example, we acquired the Hearthstone Venture in July 2025, and we are currently integrating its operations into our business. These and other transactions will take time to execute and may create additional costs, expose us to additional legal and compliance risks, cause disruption to our current business and impact our operating results. Our ability to effectively pursue and manage anticipated ventures, acquisitions and investments may require significant capital and other expenditures, as well as allocation of valuable management resources, which may negatively impact our ongoing business. Acquisitions may result in additional valuation risks, including the risk of impairing goodwill. We recorded goodwill in connection with our acquisition of the assets and operations of the Hearthstone Venture in 2025. We assess goodwill for impairment each year, and more frequently if circumstances suggest an impairment may have occurred. If we are unable to successfully integrate an acquisition or there is a decline in the expectation of future performance, we may be required to recognize an impairment charge on our existing goodwill or goodwill acquired in a future acquisition. Our future financial performance and ability to execute on our growth strategies will depend, in part, on our ability to effectively integrate and manage the Hearthstone Venture and any future ventures, acquisitions or investments. There are no guarantees that we will be able to do so in an effective or timely manner, or at all.

Our business could be materially and adversely affected by an epidemic or pandemic, or similar public threat, or fear of such an event, and the measures that international, federal, state and local governments, agencies, law enforcement and/or health authorities implement to address it.

The U.S. and other countries have experienced, and may experience in the future, outbreaks of contagious diseases that affect public health and public perception of health risk. Federal, state and local governments and private entities in impacted regions may take actions in an effort to slow the spread of such contagious diseases, including quarantines, restrictions on travel, stay-at-home orders, social distancing measures, restrictions on types of business that may continue to operate and/or restrictions on types of construction projects that may continue, which could adversely affect our ability to operate our business. Our results of operations are affected by economic conditions, including macroeconomic conditions and levels of business confidence and consumer confidence, and our business could be negatively impacted by disruptions related to any such contagious disease. In addition, these risks and uncertainties may also have the effect of heightening many of the other risks described in this section.

Significant competition could have an adverse effect on our business.

We compete with other residential, retail and commercial property developers in the development of properties in the Northern and Southern California markets. We compete with a number of residential, retail and commercial developers, some with greater financial resources, in seeking resources for development and prospective purchasers. Competition from other real estate developers may adversely affect our ability to attract purchasers and sell or lease residential, retail and commercial properties, attract and retain experienced real estate development personnel or obtain construction materials and labor. These competitive conditions could make it difficult to sell properties at desirable prices and could adversely affect our financial condition and results of operations.

In addition, the Hearthstone Venture competes with other land banking providers across the U.S. These competitors may offer lower pricing to homebuilders than Hearthstone Venture-managed funds, which could negatively impact the ability of the funds to acquire residential parcels and, in turn, the ability to attract capital partners for further investments. These conditions could make it difficult for the Hearthstone Venture to generate asset management fees and could adversely affect our financial condition and results of operations.

Our property taxes could increase due to rate increases or reassessments or the imposition of new taxes or assessments, which may adversely impact our financial condition and results of operations.

We will be required to pay state and local real property taxes and assessments on our properties. The real property taxes and assessments on our properties may increase as property or special tax rates increase or if our properties are assessed or reassessed at a higher value by taxing authorities. If we are obligated to pay new taxes or if there are increases in the property taxes and assessments that we currently pay, our financial condition and results of operations could be adversely affected.

Risks Related to Laws and Regulations

Zoning and land use laws and regulations may increase our expenses, limit the number of homes or commercial square footage that can be built or delay completion of our projects and adversely affect our financial condition and results of operations.

Our communities are subject to numerous local, state, and federal laws and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters that impose restrictive zoning and density requirements in order to limit the number of homes or commercial square feet that can eventually be built within the boundaries of a particular area, as well as governmental taxes, fees and levies on the acquisition and development of land parcels. These regulations often provide broad discretion to the administering governmental authorities as to the conditions for our projects being approved, if approved at all. Further, if the terms and conditions of our existing development agreements with the County of Los Angeles and the Cities of Irvine and San Francisco are not complied with, existing entitlements under those agreements could be lost, including (in the case of San Francisco) the right to acquire certain portions of the land on which development activity is expected. New housing and commercial developments are often subject to determinations by the administering governmental authorities as to the adequacy of water and sewage facilities, roads and other local services, and may also be subject to various assessments for schools, parks, streets, affordable housing and other public improvements. As a result, the development of properties may be subject to periodic delays in certain areas due to the conditions imposed by the administering governmental authorities. Due to building moratoriums, zoning changes or "slow-growth" or "no-growth" initiatives that could be implemented in the future in the areas in which our properties are located, our communities may also be subject to periodic delays, or we could be precluded entirely from developing in certain communities or otherwise restricted in our business activities. Such moratoriums or zoning changes can occur either prior or subsequent to commencement of our development operations, without notice or recourse. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdictions. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety, and welfare issues, which can further delay these projects or prevent their development. In addition, federal or state government shutdowns, funding lapses, or budgetary constraints could result in delays in processing permits, approvals, or other governmental actions required for our development activities, which could adversely affect our project timelines and financial condition. As a result, revenue from land sales or leasing of retail or other commercial space may be adversely affected, or costs may increase, which could negatively affect our financial condition and results of operations.

We incur significant costs, and may be subject to delays, in obtaining entitlements, permits and approvals before we can begin development or construction of our projects and begin to recover our costs.

Before any of our projects can generate revenues, we make material expenditures to obtain entitlements, permits and development approvals. It generally takes several years to complete this process and completion times vary based on complexity of the project and the community and regulatory issues involved. Changing market conditions during the entitlement period could negatively impact our revenue from land sales or leasing of retail or other commercial space. Historically, certain of our entitlements, permits and development approvals have been challenged by third parties, such as environmental groups. Future entitlements, permits and development approvals that we will need to obtain for development areas within our communities may be similarly challenged.

As a result of the time and complexity involved in obtaining approvals for our projects, we face the risk that we may not have entitled land available to sell to builders for certain periods of time. We also face the risk that demand for residential and commercial properties may decline, and we may be forced to sell or lease properties at prices or rates that generate lower profit margins than we anticipated or that would result in losses. If values decline, we may be required to make material write-downs of the book value of our real estate assets or real estate investments.

Our projects are subject to environmental planning and protection laws and regulations that require us to obtain permits and approvals that may be delayed, withheld or challenged by third parties in legal proceedings.

Our projects are subject to various environmental and health and safety laws and regulations. These laws and regulations require us to obtain and maintain permits and approvals, undergo environmental review processes and implement environmental and health and safety programs and procedures to mitigate the physical impact our communities will have on the environment (such as traffic impacts, health and safety impacts, impacts on public services and impacts on endangered, threatened or other protected plants and species) and to control risks associated with the siting, development, construction and operation of our projects, all of which involve a significant investment of time and expense. The particular environmental requirements that apply to a project vary depending on, among other things, location, environmental conditions, current and former uses of a property, the presence or absence of certain wildlife or habitats, and nearby conditions. We expect that stringent environmental requirements may continue to be imposed on developers in light of ongoing concern from advocacy groups, government agencies and the general public over the effects of climate change on the environment.

Transition risks posed by new government restrictions, standards or regulations intended to reduce greenhouse gas emissions and potential climate change impacts are emerging and may increase in the future. These future environmental requirements and restrictions could affect the timing or cost of our development and could increase our operating and compliance costs or require additional technology and capital investment, which could adversely affect our results of operations. In addition, future environmental requirements or restrictions could reduce the number of homesites or amount of commercial square feet we are able to develop, increase our financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project. Failure to comply with these laws, regulations and permit requirements may result in delays, administrative, civil and criminal penalties, denial or revocation of permits or other authorizations, other liabilities and costs, the issuance of injunctions to limit or cease operations and the imposition of additional requirements for future compliance as a result of past failures.

Certain of our environmental permits and approvals have been challenged in the past by third parties, such as environmental groups. Future environmental permits and approvals that we will need to obtain for development areas within our communities may be similarly challenged.

As an owner and operator of real property, we could incur liability for environmental contamination issues.

We have incurred costs and expended funds, and may do so again in the future, to comply with environmental requirements, such as those relating to discharges or threatened discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances, including asbestos-containing materials. Under these and other environmental requirements, as a property owner or operator, we may be required to investigate and clean up hazardous or toxic substances or chemical releases at our communities or properties currently or formerly owned or operated by us, including as a result of the current and former oil and gas leasing operations at Valencia or as a result of prior activities conducted at the El Toro Base or The San Francisco Shipyard. Some of our properties have been or may be impacted by contamination arising from these or other prior uses of these properties or adjacent properties. In this regard, certain portions of the El Toro Base and The San Francisco Shipyard have been or currently are listed on the USEPA's National Priorities List as sites requiring cleanup under federal environmental law. Although the U.S. Navy has been primarily responsible for investigation and cleanup activities at these properties and will continue to have liability for future contamination that is discovered, we also may incur costs for investigation or cleanup of contamination that is discovered or disturbed during the course of our future development activities or otherwise. Similarly, in the event that oil and gas operators at Valencia do not fully remediate contamination resulting from such operations, we may incur such costs. As an owner and operator of real property, we could be held responsible to a governmental entity or third parties for property damage, personal injury and investigation and cleanup costs incurred by them in connection with any contamination at or from such real property. We may also be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances or waste at such facilities, without regard to whether we comply with environmental laws in doing so.

Environmental laws and requirements typically impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. The liability under the laws related to such requirements has been interpreted to be joint and several, meaning a governmental entity or third-party may seek recovery of the entire amount from us even if there are other responsible parties, unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. The costs of investigation, remediation or removal of those substances, or fines, penalties and other sanctions and damages from third-party claims for property damage or personal injury, may be substantial, and the presence of those substances, or the failure to remediate a property properly, may impair our ability to sell, lease or otherwise use our property. While we currently have and may maintain insurance policies from time to time to mitigate some or all of these risks, insurance coverage for such claims may be limited or nonexistent. In addition, to the extent that we have indemnification rights against third parties relating to any such environmental liability or remediation costs, the indemnification may not fully cover such costs or we may not be able to collect the full amount of the indemnification from the third-party. Significant investigation and cleanup activities are contemplated over the next few years for certain of The San Francisco Shipyard parcels, which will delay transfer of such parcels to us for development.

Although most of our properties have been subjected to environmental assessments by independent environmental consultants or in the case of Great Park Neighborhoods and The San Francisco Shipyard, extensive environmental assessments by the U.S. government, these environmental assessments may not include or identify all potential environmental liabilities or risks associated with the properties. We cannot assure you that these or other environmental assessments identified all potential environmental liabilities or that we will not incur material environmental liabilities in the future. We cannot predict with any certainty the magnitude of our future expenditures relating to environmental compliance or the long-range effect, if any, of environmental laws on our operations. Compliance with such laws could have a material adverse effect on our results of operations and competitive position in the future.

Evolving expectations from investors, regulators, and other stakeholders regarding our environmental, social and governance practices and reporting may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny related to corporate responsibility practices and reporting. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, board and workforce diversity, and human capital. It is possible that stakeholders may not be satisfied with our practices or the speed at which we implement new initiatives. New government regulations could also result in new or more stringent forms of oversight and could expand mandatory monitoring, reporting, diligence, and disclosure. Increased compliance costs could result in increases to our overall operational costs, and any failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and share price.

We may from time to time be subject to litigation, which could have a material adverse effect on our financial condition and results of operations.

We may from time to time be subject to various claims and routine litigation arising in the ordinary course of business. Among other things, we are, and are likely to continue to be, affected by litigation against governmental agencies related to environmental and similar approvals that we receive or seek to obtain or relating to historical contamination at our properties that have had prior industrial uses, such as The San Francisco Shipyard. For additional information on recent litigation relating to our properties, see "Item 3. Legal Proceedings." In addition, we and our subsidiaries manage joint ventures and land banking funds on behalf of third-party capital partners. To the extent our capital partners suffer losses resulting from our fraud, gross negligence, or willful misconduct, such partners may have contractual or other remedies against us.

Litigation and other claims may result in potentially significant defense costs, settlements, fines or judgments against us, some of which may not be covered by insurance. Payment of any such costs, settlements, fines or judgments that are not insured or that exceed our insurance limits could have an adverse impact on our financial condition and results of operations. In addition, certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage and adversely affect our results of operations, expose us to increased risks that would be uninsured or adversely impact our ability to attract officers and directors. Such litigation could adversely affect the length of time and the cost required to obtain the necessary governmental approvals. In addition, adverse decisions or publicity arising from any litigation could increase the cost and length of time to obtain ultimate approval of a project, could require us to abandon all or portions of a project, could adversely affect the design, scope, plans and profitability of a project, and could result in reputational harm that may impair the ability of the Hearthstone Venture to maintain existing capital partner relationships and attract new capital in the future, any of which could negatively affect our financial condition and results of operations.

We may be subject to increased costs of insurance or limitations on coverage.

We maintain comprehensive insurance coverage for general liability, property, workers' compensation and other risks on all of our properties and operations, including insurance covering certain environmental risks and liabilities. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are some risks of loss for which we may be unable to purchase insurance coverage. For example, losses associated with certain environmental risks or liabilities, floods, landslides, earthquakes and other weather-related or geologic events may not be insurable and other losses, such as those arising from terrorism, may not be economically insurable. In addition, there is no assurance that certain types of risks that are currently insurable will continue to be insurable on an economically feasible basis, and we may discontinue certain insurance coverage on some or all of our properties in the future if the cost of premiums for any of these policies in our judgment exceeds the value of the coverage discounted for the loss. If an uninsured loss or a loss in excess of insured limits occurs, we may have to incur uninsured costs to mitigate such losses or lose all or a portion of the capital invested in a property, as well as the anticipated future revenue from the property. We might also remain obligated for any financial obligations related to the property, even if the property is irreparably damaged. Future changes in the insurance industry's risk assessment approach and pricing structure could increase the cost of insuring our properties and operations or decrease the scope of insurance coverage, either of which could adversely affect our financial condition and results of operations.

Moreover, we carry several different lines of insurance, placed with several large insurance carriers. If any one of these large insurance carriers were to become insolvent, we would be forced to replace the existing insurance coverage with another suitable carrier and any outstanding claims would be at risk for collection. In such an event, we cannot be certain that we would be able to replace the coverage at similar or otherwise favorable terms. Replacing insurance coverage at unfavorable rates and the potential of uncollectible claims due to carrier insolvency could adversely affect our financial condition and results of operations.

Risks Related to Our Organization and Structure

In order to be successful, we must attract, engage, retain and integrate key personnel and have adequate succession plans in place, and failure to do so could have an adverse effect on our business.

Our success depends to a significant degree upon our ability to attract, engage, retain and integrate qualified executives and other key employees throughout all areas of our business. Identifying, developing internally or hiring externally, training and retaining highly-skilled personnel, in particular with experience in identifying, acquiring, developing, financing and managing real estate assets, are critical to our future, and competition for experienced employees can be intense. Failure to successfully hire executives and other key employees or the loss of any executives or key employees could materially and adversely impact our business, financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets.

Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving executives and other key employees could hinder our strategic planning, execution and future performance. Further, changes in our management team may be disruptive to our business, and any failure to successfully integrate key new hires or promoted employees could adversely affect our business, financial condition and results of operations.

As a holding company, we are entirely dependent upon the operations of the operating company and its ability to make distributions to provide cash flow to us or to pay taxes and other expenses.

We are a holding company and our only investment is our interest in the operating company. The operating company conducts all of our operations and owns all of our assets. As a result, our cash flow depends upon the cash flow of the operating company and its ability to provide funds to us in the form of distributions, loans or otherwise. The distributions that we receive from the operating company are based on our ownership interest in it, which was 65.0%, as of December 31, 2025. The operating company is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to U.S. federal income tax. Instead, taxable income is allocated to the operating company's partners, including us. Accordingly, we incur income taxes on our proportionate share of any net taxable income of the operating company. Under the terms of the limited partnership agreement for the operating company, the operating company is obligated to make tax distributions to its partners, including us, subject to the restrictions described below. These tax distributions are generally made on a pro-rata basis. In addition to tax expenses, we also incur expenses related to our operations, including expenses under the tax receivable agreement ("TRA"), which we expect could be significant.

The ability of the operating company to make distributions in an amount sufficient to allow us to pay our taxes and operating expenses, including any payments under the TRA, is subject to the obligations of the operating company and its subsidiaries to their respective creditors. In addition, future financing arrangements may contain negative covenants limiting the ability of the operating company to make distributions to us. Furthermore, the ability of the operating company's subsidiaries and the Great Park Venture to pay distributions to the operating company may be limited by their obligations to their respective creditors and other investors.

Similarly, we may be limited in our ability to move capital among the operating company and its subsidiaries as a result of future financing arrangements and obligations to creditors.

As an equity investor in the operating company and, indirectly, in our other subsidiaries and the Great Park Venture and the Gateway Commercial Venture, our right (and, therefore, the rights of our shareholders) to receive assets upon the liquidation or reorganization of the operating company and its subsidiaries, or the Great Park Venture or the Gateway Commercial Venture, will be structurally subordinated to the claims of their creditors. Even if we are recognized as a creditor of the operating company, our claims may still be subordinated to any security interest in or other lien on its assets and any debt or other obligations. Therefore, in the event of our bankruptcy, liquidation or reorganization, our consolidated assets will be available to satisfy the claims of our shareholders only after all of our liabilities and the liabilities of the operating company have been paid in full.

Lennar is our largest equity owner and will be engaging in transactions with us and may compete with us.

As of December 31, 2025, Lennar owned Class A common shares and Class B common shares representing approximately 39% of our outstanding voting interests. One of our directors is the Executive Chairman and Chief Executive Officer of Lennar. Lennar is one of the nation's largest homebuilders and has in the past purchased properties from us. In the future, we expect that we will sell additional properties to Lennar. Transactions between Lennar and us must be approved by our conflicts committee. Our conflicts committee also reviews transactions between the Great Park Venture and Lennar, which are ultimately subject to approval by a majority of the members of the Great Park Venture (excluding us). Nonetheless, Lennar's relationship with us could give it an advantage in bidding for properties that we own.

Lennar may also compete with us and may in the future bid for, and acquire for itself, properties that we may seek to acquire. Our operating agreement contains provisions that will permit Lennar to engage in such activities and transactions.

Lennar and GFFP and their respective affiliates control approximately 56% of the voting power of our outstanding common shares and, as a result, are able to exercise significant influence over all matters requiring shareholder approval.

Holders of our Class A common shares and our Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, with a share of each class entitling the holder to one vote. As of December 31, 2025, Lennar and GFFP and their respective affiliates beneficially owned, in the aggregate, Class A common shares and Class B common shares representing approximately 39% and 17%, respectively, of the voting power of our outstanding common shares. As a result, if these shareholders act together (which they have not agreed to do), they and their affiliates are able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third-party from acquiring control of us. These transactions may include those that other shareholders deem to be in their best interests and in which those other shareholders might otherwise receive a premium for their shares over their current prices.

We will be required to pay certain investors for certain expected tax benefits.

Holders of Class A units of the operating company may exchange their units for, at our option, either Class A common shares on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events), or cash in an amount equal to the market value of such shares at the time of exchange. After a 12 month holding period, this exchange right is exercisable by holders of outstanding Class A units of the operating company. We expect that basis adjustments resulting from these transactions, if they occur, will reduce the amount of income tax we would otherwise be required to pay in the future.

Moreover, Section 704(c) of the Internal Revenue Code of 1986, as amended (the "Code"), and the U.S. Treasury regulations promulgated thereunder, require that items of income, gain, loss and deduction that are attributable to the operating company's directly and indirectly held property, including property contributed to the operating company pursuant to the formation transactions, must be allocated among the partners of the operating company to take into account the difference between the fair market value and the adjusted tax basis of such assets on the date the formation transactions are consummated. As a result, the operating company will be required to make certain special allocations of its items of income, gain, loss and deduction that are attributable to such assets. These allocations, like the increases in tax basis described above, are likely to reduce the amount of income tax we would otherwise be required to pay.

Simultaneously with the completion of the formation transactions, we entered into a TRA with the holders of Class A units of the operating company and the holders of Class A units of the San Francisco Venture. The TRA provides for payments by us to such investors or their successors equal to 85% of the amount of cash savings, if any, in income tax we realize as a result of the structure of the formation transactions.

We expect that during the expected term of the TRA, the payments that we make to the parties to the TRA could be substantial. The actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the timing of exchanges of Class A units of the operating company, the price of our Class A common shares at the time of such exchanges, the extent to which such exchanges are taxable and our ability to use the potential tax benefits, which will depend on the amount and timing of our taxable income and the rate at which we pay income tax.

Due to the various factors that will affect the amount and timing of the tax benefits we will receive, it is not possible to determine the exact amount of payments that will be made under the TRA. If the TRA had been terminated on December 31, 2025, we estimate that the termination payment would have been approximately $123.9 million, assuming no material changes to the relevant tax law, that the aggregate value of our properties is equal to the value implied by such per share price and that the adjusted SOFR is 4.16%. However, this is merely an estimate, and the actual payments made under the TRA in the event that it is terminated or otherwise could be significantly greater.

In certain circumstances, payments under the tax receivable agreement could exceed the actual tax benefits we realize.

The TRA provides that, upon a merger, asset sale or other form of business combination or certain other changes of control or if, at any time, we materially breach any of our obligations under the TRA or elect an early termination, our (or our successor's) obligations with respect to exchanged or acquired units (whether exchanged or acquired before or after such change of control, early termination or breach) will be based on certain assumptions, including that (1) we will have sufficient taxable income to fully utilize the increased tax deductions and other benefits anticipated by the TRA, (2) all of our properties will be disposed of ratably over the period ending on the fifteenth anniversary of the date of the TRA for fair market value and (3) any Class A units of the operating company or any class A units of the San Francisco Venture that have not been exchanged will be deemed exchanged for the market value of our Class A common shares at the time of such change of control, early termination or breach. Consequently, it is possible in these circumstances that the actual cash tax savings realized by us may be significantly less than the corresponding TRA payments.

We will not be able to recover payments made under the tax receivable agreement if the related tax benefits are subsequently disallowed.

The Internal Revenue Service (the "IRS") may challenge all or part of the tax basis increases or the special allocations upon which we calculate payments under the TRA, and a court might sustain such a challenge. Although we are not aware of any issue that would cause the IRS to challenge potential tax basis increases or other tax benefits covered under the TRA, if such basis increases or other benefits are subsequently disallowed (in whole or in part), the parties to the TRA will not be required to return any payments made in respect of such disallowed basis or other tax benefit. Consequently, it is possible in these circumstances that the actual tax savings realized by us may be significantly less than the corresponding TRA payments. However, because payments under the TRA in a year are based upon the amount by which 85% of the Company's cumulative net tax savings exceed the payments previously made under the TRA, disallowance of basis increases or other tax benefits would reduce payments under the TRA in years after the disallowance.

Certain provisions in the operating company's limited partnership agreement may delay or prevent acquisitions of us.

Provisions in the operating company's limited partnership agreement may delay, or make more difficult, an acquisition or change of control of us. These provisions could discourage third parties from making proposals involving an acquisition or change of control of us, although some holders of our Class A common shares might consider such proposals, if made, desirable. These provisions include:
- a requirement that the partners consent to a merger, consolidation or other combination involving the company or any sale, lease, exchange or other transfer of all or substantially all of our assets or all or any portion of our interest in the operating company unless certain criteria are satisfied; and
- our ability, as sole managing general partner, to cause the operating company to issue units with terms that could delay, defer or prevent a merger or other change of control without the consent of the other partners.

Anti-takeover provisions in our operating agreement or provisions of Delaware law could prevent or delay a change in control, even if a change of control would benefit our shareholders.

Provisions of our operating agreement, as well as provisions of Delaware law, could discourage, delay or prevent a merger, acquisition or other change in control, even if a change in control would benefit our shareholders. These provisions include the following: (1) there is no cumulative voting in the election of directors; (2) our board of directors is classified so that approximately one-third of the directors are elected at each annual meeting of shareholders; (3) our board of directors is authorized to issue "blank check" preferred shares to increase the number of outstanding shares without shareholder approval; (4) shareholder action by written consent is not permitted; and (5) there are advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, our operating agreement provides that Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") will be deemed to apply to us as if we were a Delaware corporation. Section 203 of the DGCL may affect the ability of an "interested shareholder" to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the shareholder becomes an "interested shareholder." An "interested shareholder" is defined to include persons owning directly or indirectly 15% or more of the outstanding voting shares of a company.

Risks Related to Financing and Indebtedness

We may need additional capital to execute our development plans, and we may be unable to raise additional capital on favorable terms.

We may need additional capital to execute our development plans. There can be no assurance that we will be able to obtain new debt or equity financing on favorable terms, or at all, including as a result of volatility in the credit and capital markets, increases in interest rates or a decline in the value of our properties or portions thereof.

In addition, we currently expect to obtain a portion of our capital from forms of public financing, including Community Facilities District ("CFD") bond issuances, tax increment financing, and state and federal grants, which depend, in part, on factors outside of our control. CFDs are established when local government agencies impose a special property tax on real estate located within a specific district for the purpose of financing public improvements, including streets, water, sewage, drainage, electricity, public schools, parks and fire and police protection. Our ability to obtain funds from CFDs is dependent on the value of developed property in the specific district, the collection of general property taxes from property owners in the specific district, collection of special taxes from property owners in the specific district and market interest rates at the time the CFD bonds are issued. For tax increment financing, the amount of property tax that a specific district generates is set at a base amount and as property values increase, property tax growth above that base amount, net of property taxes retained by the municipal agencies, can be used to fund redevelopment projects within the district. Our ability to obtain funds from tax increment financing is dependent on the value of developed property in the specific district, the collection of general property taxes from property owners in the specific district, the time it takes the tax assessor to update the tax rolls and market interest rates at the time the tax increment bonds are issued.

If we need to obtain additional financing, and such financing is not available in a timely manner or on terms substantially similar to our existing financing, it could increase our cost of capital and we may experience delays or increases in costs, and our financial condition and results of operations could be adversely affected.

Our substantial indebtedness may have a material adverse effect on our business, our financial condition and results of operations and our ability to secure additional financing in the future.

As of December 31, 2025, we had $450.0 million of total indebtedness, comprised of $450.0 million of our 8.000% rate senior notes due October 2030. We also had $217.5 million available to be borrowed under our revolving credit facility as of December 31, 2025. Our indebtedness could subject us to many risks that, if realized, would adversely affect us, including the following:

- our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt, and a failure to pay would likely result in acceleration of such debt and could result in cross accelerations or cross defaults on other debt;
- our debt may increase our vulnerability to adverse economic and industry conditions;
- to the extent that we use a portion of our cash flow from operations to make payments on our debt, it reduces our funds available for operations, development, capital expenditures and future investment opportunities or other purposes;
- debt covenants may limit our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, executing our development plan or other purposes;
- restrictive debt covenants may limit our flexibility in operating our business, including limitations on our ability to make certain investments; incur additional indebtedness; create certain liens; incur obligations that restrict the ability of our subsidiaries to make payments to us; consolidate, merge or transfer all or substantially all of our assets; or enter into transactions with affiliates;
- to the extent that our indebtedness bears interest at a variable rate (such as our revolving credit facility), we are exposed to the risk of increased interest rates;
- debt covenants may limit our subsidiaries' ability to make distributions to us; and
- if any debt is refinanced, the terms of any refinancing may not be as favorable as the terms of the debt being refinanced.

A breach of any of our debt covenants could result in an event of default under that indebtedness. Such a default may allow the creditors to accelerate the related indebtedness and may result in the acceleration of other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreement governing our revolving credit facility would permit the lenders to terminate commitments to extend further credit under that facility.

In addition, we may incur contingent liabilities in relation to investment funds and joint ventures that we manage, including land banking funds. From time to time, we and our subsidiaries have entered into, and may in the future enter into, non-recourse carveout guaranties with financial institutions in relation to indebtedness incurred by such funds or joint ventures, which guaranties typically cover fraud, gross negligence, willful misconduct and other customary wrongful acts. To the extent that such guaranties are enforced against us, it could have a material adverse effect on our business, financial condition and results of operations.

If we do not have sufficient funds to repay our debt at maturity or upon an earlier acceleration, it may be necessary to refinance the debt through additional debt or equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in a higher interest rate on such refinancing, increases in interest expense could adversely affect our cash flows and results of operations. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of our assets on disadvantageous terms, postpone investments in the development of our properties or default on our debt. In addition, to the extent we cannot meet any future debt service obligations, we will risk losing some or all of our assets that are pledged to secure such obligations.

We may increase leverage in executing our development plan, which could further exacerbate the risks associated with our substantial indebtedness.

We may decide to increase leverage to execute our development plan. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the estimated market value of our assets and the ability of particular assets, and our company as a whole, to generate cash flow to cover the expected debt service. Although the indenture relating to our senior notes due 2030 limits our ability to incur additional indebtedness, our operating agreement does not limit the amount of debt we may incur, and our board of directors may change our target debt levels at any time without the approval of our shareholders. We may incur additional indebtedness from time to time in the future to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our indebtedness could intensify.

Future debt financings, which would rank senior to our Class A common shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Class A common shares for the purposes of liquidating or other distributions, may adversely affect the market price of our Class A common shares.

In the future, we may attempt to increase our capital resources by obtaining additional debt financing (including by offering debt securities) or making additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt and our preferred shares and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our Class A common shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our Class A common shares, or both. Any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our Class A common shares and may result in dilution to the holders of our Class A common shares. Holders of our Class A common shares are not entitled to preemptive rights or other protections against dilution. Our preferred shares, if issued, could have a preference on liquidating or other distributions that could limit our ability to make distributions to the holders of our Class A common shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and holders of our Class A common shares bear the risk of our future offerings reducing the market price of our Class A common shares and diluting their ownership interest in our company.

We do not expect to be able to generate sufficient cash flow from operations to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations, including our senior notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. Until such time as we can service our indebtedness with cash flow from operations, we intend to service our indebtedness, including interest on our senior notes and the revolving credit facility, from cash on hand.

If our cash flows, cash on hand and other capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional indebtedness or equity capital, or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing the revolving credit facility and the indenture relating to the senior notes due 2030 restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise indebtedness or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations.

If we cannot make scheduled payments on our indebtedness, we will be in default and holders of our senior notes could declare all outstanding principal and interest to be due and payable, the lenders under the revolving credit facility could terminate their commitments to loan money, other indebtedness could be accelerated and we could be forced into bankruptcy or liquidation.

Risks Related to Ownership of Our Class A Common Shares

An active trading market for our Class A common shares may not be sustained and the price of our Class A common shares may be volatile.

Although our Class A common shares are listed on the NYSE, an active trading market for our Class A common shares may not be sustained. Accordingly, no assurance can be given as to the liquidity of any market for our Class A common shares, the ability of our shareholders to sell their Class A common shares or the price at which such shares may be sold. In addition, the trading market for our Class A common shares is influenced by whether industry or securities analysts publish research and reports about us, our business, our market or our competitors and, if any analysts do publish such reports, what they publish in those reports. Any analysts who do cover us may make adverse recommendations regarding our shares. If analysts fail to cover us or publish reports about us at all, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

We also believe we have relatively low trading volume. Because of this limited trading volume, purchases and sales of large numbers of our shares may cause rapid price swings in our common shares. In addition, securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common shares. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common shares. Any broad market fluctuations may adversely affect the trading price of our Class A common shares.

We may issue additional Class A common shares in the future in lieu of incurring indebtedness, which may dilute existing shareholders, or we may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to holders of our Class A common shares.

We may issue additional securities, including Class A common shares, options, rights and warrants, for any purpose and for such consideration and on such terms and conditions as our board of directors may determine. Our board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional securities, including any rights to share in our profits, losses and distributions, any rights to receive assets upon dissolution or liquidation and any redemption, conversion and exchange rights. Our board of directors may use such authority to issue additional securities exchangeable for our Class A common shares, such as the Class A units of the operating company, which would dilute existing holders of our Class A common shares, or to issue securities with rights and privileges that are more favorable than those of our Class A common shares. You will not have any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.

Substantial amounts of our Class A common shares could be sold in the near future, which could depress our share price and result in dilution of your shares.

The sale or issuance of a substantial number of Class A common shares or other equity-related securities in the public markets, or the perception that such sales could occur, could depress the market price of our Class A common shares and impair our ability to raise capital through the sale of additional equity securities.

As of December 31, 2025, we had outstanding 71,100,768 Class A common shares. In addition, 76,119,239 Class A common shares are reserved for issuance upon exchange of Class A units of the operating company (including 37,870,273 Class A units of the operating company issuable upon exchange of Class A units of the San Francisco Venture) and conversion of our Class B common shares.

Holders of Class A units of the operating company may exchange their units for, at our option, either Class A common shares on a one-for-one basis (subject to adjustment for share splits and similar events) or cash in an amount equal to the market value of such shares at the time of exchange. This exchange right is currently exercisable by all holders of outstanding Class A units of the operating company. Holders of Class A units of the San Francisco Venture may exchange their units for Class A units of the operating company on a one-for-one basis (with no holding period), subject to certain exceptions.

We have an effective shelf registration statement on Form S-3 under which we registered with the SEC the resale of Class A common shares held by certain of our existing shareholders and the Class A common shares that we may issue in exchange for Class A units of the operating company or Class A units of the San Francisco Venture. We are required to use our reasonable efforts to keep the Form S-3 registration statement (or a successor registration statement) effective until there are no longer any registrable securities other than Class A common shares that can be sold under Rule 144 without any limitation as to volume or manner of sale. In addition, 1,439,767 Class A common shares were available for future issuance under our incentive award plan as of December 31, 2025.

We cannot predict whether future issuances or sales of our Class A common shares or the availability of shares for resale in the open market will decrease the per share trading price of our Class A common shares. The per share trading price of our Class A common shares may decline significantly when the restrictions on resale by certain of our shareholders lapse or upon the registration of additional Class A common shares pursuant to registration rights granted to certain shareholders.

We do not intend to pay distributions on our Class A common shares for the foreseeable future.

We have no current plans to pay distributions on our Class A common shares in the foreseeable future. We intend to retain our earnings, if any, to use in our ongoing operations. Any decision to declare and pay distributions in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, because we are a holding company and our only investment is our interest in the operating company, we will only be able to pay distributions from funds we receive from the operating company. Our board of directors has the authority to issue one or more series of preferred shares without action of our shareholders. The issuance of preferred shares could have the effect of limiting distributions on our Class A common shares. Accordingly, you may need to sell your Class A common shares to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

General Risk Factors

Cyber-attacks or acts of cyber-terrorism could disrupt our business operations and information technology systems or result in the loss or exposure of confidential or sensitive employee or company information.

Our business operations and information technology systems, and the information technology systems we use that are provided or managed by third-party service providers, including artificial intelligence resources, may be attacked by individuals or organizations intending to disrupt our business operations and information technology systems and those of our third-party service providers, whether through cyber-attacks or cyber-intrusions over the Internet, malware, computer viruses, attachments to e-mails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the sophistication of artificial intelligence and the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We rely on information technology systems to conduct important operational activities and to maintain our business and employee records and financial data. Disruption of those systems could adversely impact our ability to conduct development activities and to otherwise operate our business. Accordingly, if such an attack or act of terrorism were to occur, our operations and financial results could be adversely affected.

In addition, we use our information technology systems to protect confidential or sensitive employee and company information developed and maintained in the normal course of our business. Any attack on such systems that would result in the unauthorized release or loss of employee or other confidential or sensitive data could have a material adverse effect on our business. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information. If we fail, or are perceived to have failed, to properly respond to security breaches of our or third-party's information technology systems or fail to properly respond to consumer requests under applicable privacy laws, we could experience reputational damage, an increase in our costs and exposure to additional material legal claims and liability. As a result, our operations and financial results and our share price could be adversely affected.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

From time to time, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that future deterioration in credit and financial markets and confidence in economic conditions will not occur. Our business strategy and performance may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, terrorism or other geopolitical events. Sanctions or tariffs imposed by the United States and other countries may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. For example, on February 20, 2026, the United States Supreme Court issued a ruling striking down certain tariffs previously imposed under the International Emergency Economic Powers Act of 1977. Following the Supreme Court's decision, President Trump stated that he intends to use other authorities to invoke other laws to collect tariffs and announced new tariffs on imports from all countries. There remains substantial uncertainty regarding the duration of existing and newly announced tariffs, potential changes or pauses to such tariffs, tariff levels, and whether further additional tariffs or other retaliatory actions may be imposed, modified, or suspended. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our business, financial condition, results of operations and stock price.

ITEM 1B.   **Unresolved Staff Comments**

None.

ITEM 1C.   **Cybersecurity**

Risk Management and Strategy

We understand the importance of identifying and managing cybersecurity risks that could materially disrupt our business operations. We rely on information technology systems to conduct important operational activities and to maintain business and employee records and financial data. Disruption of these systems could adversely impact our ability to conduct business activities.

We have implemented a cybersecurity risk management program intended to protect the security and availability of our critical systems and information. Our risk assessment process is modeled after the National Institute of Standards and Technology ("NIST") Guide for Conducting Risk Assessments and is performed annually. We may also elect to perform assessments more often based on material changes in business activities or other factors. The results of our cybersecurity risk assessment aid in identifying potential cybersecurity risks and guiding the adoption of appropriate risk mitigation measures. Our cybersecurity threat defense approach incorporates certain guiding principles from the NIST Cybersecurity Framework (the "NIST Framework"). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST Framework as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. Our program includes a cybersecurity incident response plan that consists of incident identification, classification, investigation and diagnosis, response, and recovery.

Following our acquisition of the Hearthstone Venture, we have been integrating the Hearthstone Venture's information technology environment and related cybersecurity systems and processes into our enterprise cybersecurity program. Until integration is complete, certain Hearthstone Venture systems and controls operate under their pre-acquisition cybersecurity framework, which may differ from our established standards.

Our process for managing cybersecurity risk is a collaborative effort that includes key members of our information technology, legal, and finance departments, as well as internal audit and third-party cybersecurity firms. Our cybersecurity program takes into consideration the identification of critical data assets, information technology systems, third party service providers, and business processes that may be susceptible to cybersecurity threats. Potential technology vendor relationships are vetted based on the nature of services or technology being provided, and we continue to evaluate these relationships to determine the ongoing necessity of the services and the vendor's risk management posture.

As part of our cybersecurity program, we have implemented various strategies and processes to manage cybersecurity risks, which include:

- providing training and guidance to our employees on cybersecurity threats and emerging trends, including phishing simulations to increase awareness of potential critical security threats;
- obtaining independent and objective assessments by our internal audit department;
- annual review of Service Organization Controls reports from our critical third-party vendors based upon a determination of their relative importance and risk level;
- implementing preventative and detective security tools; and
- using both internal resources and third-party security firms to provide ongoing monitoring of both internal systems as well as activity within third-party environments.

We also maintain insurance coverage for cybersecurity incidents. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We describe the risks from cybersecurity threats that could affect our operations and financial results under the heading "*Cyber-attacks or acts of cyber-terrorism could disrupt our business operations and information technology systems or result in the loss or exposure of confidential or sensitive employee or company information.*" included as part of our Item 1A. Risk Factors of this Annual Report on Form 10-K, which disclosures are incorporated by reference herein.

Governance

Our board of directors has designated the audit committee to oversee our exposure to risk, including risks related to cybersecurity threats, and the steps management has taken to monitor and control such risks. The audit committee receives periodic updates from our Vice President – Information Systems on our cybersecurity program, potential material cybersecurity threats, and results of the most recent cybersecurity risk assessment. Additionally, the audit committee is regularly informed about (1) the results of independent and objective assessments of key components of our cybersecurity program as reported by our internal audit department and (2) material risks that could impact our operations or financial condition and the measures implemented to adequately mitigate relevant risks. The audit committee regularly reports to our board of directors regarding its activities, including those related to cybersecurity risk oversight, and members of our board of directors periodically discuss cybersecurity matters with members of management.

We have established a security committee, which contains management representation from our information technology, legal, and finance groups. The security committee includes our Vice President – Information Systems, who has more than 15 years of experience in the following information technology areas: compliance, security, auditing, vendor management, and systems and network operations. The security committee oversees our cybersecurity incident response plan and is responsible for assessing and managing cybersecurity threats and evaluating the potential impact of such threats on our business strategy, results of operations, and overall financial condition. The security committee is also overseeing the integration of the Hearthstone Venture systems and cybersecurity processes into our enterprise cybersecurity risk management and governance model. The security committee supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the information technology systems environment. Our Vice President – Information Systems is responsible for proposing strategies and tactics to mitigate cybersecurity threats, which are subject to review and approval by the security committee.

ITEM 2.   **Properties**

We lease and maintain our principal executive office located in Irvine, California. We also lease and maintain offices in Valencia, California and San Francisco, California near our mixed-use planned communities in those respective areas and in Calabasas, California and Mission Viejo, California. We believe our present facilities are sufficient to support our operations.

We are developing new, vibrant and sustainable communities that, in addition to homesites, include commercial, retail, educational and recreational elements, as well as civic areas, parks and open spaces. We are the initial developer of our three communities that are designed to include up to approximately 40,000 residential homes and approximately 20 million square feet of commercial space over a period of more than 10 years. The properties we are developing at our mixed-use planned communities are held as inventory in the ordinary course of the planning and development process. Please review "Part I, Item 1. Business—Our Communities" for a description of each of our communities.

ITEM 3.   **Legal Proceedings**

On February 27, 2020, we and CP Development Co., LLC (an indirect subsidiary of ours) filed two lawsuits in the U.S. District Court for the Northern District of California. These lawsuits name as defendants the United States of America and Tetra Tech (and a Tetra Tech subsidiary), respectively. The lawsuits allege damages with respect to the financial harm resulting from (among other things) the delayed delivery to us of the remaining parcels of The San Francisco Shipyard, which parcels remain subject to further retesting by the U.S. Navy as a result of Tetra Tech's allegedly fraudulent conduct. These lawsuits seek, in part, compensatory damages, equitable indemnification for the costs incurred in defending against the other lawsuits filed against us related to Tetra Tech's activities, and attorneys' fees.

Please refer to Note 14 of our consolidated financial statements included in Part II, Item 8 of this report, which is incorporated herein by reference, for descriptions of additional legal proceedings to which we are a party.

ITEM 4.   **Mine Safety Disclosures**

Not applicable.


PART II


ITEM 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Our Class A common shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "FPH." Our shares have been publicly traded since May 10, 2017. Our Class B common shares are neither listed nor traded on any stock exchange.

No distributions on our Class A or Class B common shares have been declared or paid since the formation transactions. Any future determination related to our distribution policy will be made at the sole discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors our board of directors may deem relevant. Because we are a holding company and our only investment is our interest in the operating company, we will only be able to pay distributions from funds we receive from the operating company. In addition, the operating company's ability to pay distributions to us will depend on the ability of its consolidated and nonconsolidated subsidiaries to pay dividends or distributions to the operating company.

Holders of our Class B common shares are entitled to receive distributions of the same type and at the same time as any distribution payable on our outstanding Class A common shares in an amount per Class B common share equal to the amount of distributions paid on 0.0003 Class A common shares.

As of February 27, 2026, there were 40 and 4 holders of record of our Class A and Class B common shares, respectively.

Our board of directors may, from time to time, in its sole discretion, authorize our company to repurchase our outstanding shares, subject to debt covenants and other contractual restrictions. There were no repurchases of our shares during the year ended December 31, 2025.

Performance Graph

The following graph compares the cumulative total return of our Class A common shares with the S&P 500 and the S&P Homebuilders Select Industry Index from December 31, 2020 through December 31, 2025. The graph assumes $100 was invested at the market close on December 31, 2020 in our Class A common shares, the S&P 500 and the S&P Homebuilders Select Industry Index, and the reinvestment of all dividends.



Recent Sale of Unregistered Securities

We conduct all of our business in or through our subsidiary, the operating company. Under the Limited Partnership Agreement of the operating company, holders (the "Class A Unit Holders") of Class A units of the operating company ("Class A Units") may exchange their Class A Units for, at our option, either (1) Class A common shares on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events), or (2) cash in an amount equal to the market value of such shares at the time of exchange.

During the year ended December 31, 2025, an entity controlled by Emile Haddad, the Chairman Emeritus of our Board of Directors, exchanged 3,137,134 Class A units, and in exchange therefor, received 1,109,172 Class A common shares. The balance of the 2,027,962 Class A units that were tendered for redemption by Mr. Haddad were returned to the operating company in accordance with the dilution provisions of the operating company's partnership agreement and were canceled.

ITEM 6.   **[Reserved]**

ITEM 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

Forward-Looking Statements

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated audited financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the "Item 1A. Risk Factors" section of this report. Actual results could differ materially from those set forth in any forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements."

Overview

Our Company

We conduct all of our business in or through our operating company, Five Point Operating Company, LP (the "operating company"). We are, through a wholly owned subsidiary, the sole managing general partner and owned, as of December 31, 2025, approximately 65.0% of the operating company. The operating company directly or indirectly owns equity interests in:

- Five Point Land, LLC, which owns The Newhall Land & Farming Company, a California limited partnership, the entity that is developing Valencia, our community in northern Los Angeles County, California;

- The Shipyard Communities, LLC (the "San Francisco Venture"), which is developing Candlestick and The San Francisco Shipyard, our communities in the City of San Francisco, California;

- Heritage Fields LLC (the "Great Park Venture"), which is developing Great Park Neighborhoods, our community in Orange County, California;

- Five Point Office Venture Holdings I, LLC (the "Gateway Commercial Venture"), which previously owned portions of the Five Point Gateway Campus, a commercial office, research and development and medical campus located within the Great Park Neighborhoods;

- Five Point Communities, LP and Five Point Communities Management, Inc. (together, the "management company"), which provide development management services for the Great Park Neighborhoods; and

- Hearthstone Residential Holdings, LLC (the "Hearthstone Venture"), which is primarily engaged in providing asset management services to land banking funds (the "Hearthstone Funds") that are primarily focused on acquiring, developing and managing residential lot option programs. We acquired a controlling financial interest in the Hearthstone Venture on July 31, 2025.

The operating company consolidates and controls the management of all of these entities, except for the Great Park Venture, the Gateway Commercial Venture and the Hearthstone Funds. The operating company owns a 37.5% percentage interest in the Great Park Venture and a 75% interest in the Gateway Commercial Venture and accounts for its interest in both using the equity method. The Hearthstone Venture generally has between a 1% and 3% interest in an individual Hearthstone Fund and accounts for such interest using the equity method. Please review "Structure and Formation of Our Company," "Our Communities" and "Hearthstone" under Part I, Item 1 of this report for a description of our organizational structure, each of our communities and the Hearthstone Venture.

Operational Highlights and Outlook

In 2025, we delivered another record year while continuing to execute on our core operating priorities and growth strategy. Consolidated net income for 2025 was $183.5 million, exceeding our prior record of $177.6 million set in 2024. We ended the year with $425.5 million of cash and cash equivalents and total liquidity of $643.0 million. We also strengthened our balance sheet and capital structure during 2025, including refinancing our senior notes, reducing our outstanding debt by $75.0 million, and extending and expanding our revolving credit facility.

At Valencia, we closed the sale of 13.8 acres of commercial land for a purchase price of $42.5 million in 2025, representing our first significant industrial land sale at Valencia in over 15 years. In 2025, we elected to delay residential land sales to optimize land values and align sales with market conditions, while our guest homebuilders sold 238 homes during the year, for a total of 1,837 homes sold since sales began in May 2021.

At the Great Park Neighborhoods, in which we have a 37.5% percentage interest and manage all aspects of the development cycle, the Great Park Venture recognized residential land sale revenue of $781.7 million from the sale of 920 homesites on 75.6 acres of land. The Great Park Venture made distributions and related participating payments with proceeds from the land sales, of which we received approximately $319.9 million for both our ownership interests and incentive management fee compensation. Home sales by guest homebuilders totaled 611 homes in 2025. Our next neighborhood is comprised of 513 homes across eight builder collections and is expected to open in phases throughout 2026.

In San Francisco, we are finalizing engineering for the next phase of infrastructure at Candlestick and expect to begin construction as early as the first half of 2026.

As part of our growth strategy, we expanded our platform and earnings profile through the acquisition and integration of the Hearthstone Venture, adding a complementary land bank management business that will provide us with an additional fee-based earnings stream. The Hearthstone Venture contributed $11.8 million of management fee revenue and $3.9 million of net income to our consolidated results in 2025, and we believe it will considerably expand our relationships with institutional capital partners and builders and provide a scalable platform for fee-based earnings growth.

As we look at additional growth opportunities, we may pursue acquisitions, investments, joint ventures or other growth alternatives. In particular, we may seek out capital partners to enter into joint ventures for the development of both our existing communities as well as new assets. We believe these joint ventures offer the ability to (i) de-risk and accelerate monetization of our existing communities, (ii) generate additional fee-based revenue streams from new assets and investments and (iii) move to an asset-lighter balance sheet model.

Factors That May Influence our Results of Operations

Fluctuations in the Economy and Market Conditions

Our results of operations are subject to various risks and fluctuations in value and demand, many of which are beyond our control. Our business could be impacted by, among other things, downturns in economic conditions at the national, regional or local levels, particularly where our communities are located, inflation and increases in interest rates, significant job losses and unemployment levels, and declines in consumer confidence and spending.

Inflation poses a risk to our business due to the possibility that higher prices would increase our development expenditures. In particular, our development expenditures are influenced by the price of oil, which is used in our development activities, including grading and paving roads. However, inflation can also indirectly improve our revenues by increasing the amount that homebuyers and commercial buyers are willing to pay for newly constructed homes and commercial buildings, which in turn, increases the amount that homebuilders and commercial developers are willing to pay for our residential and commercial lots.

Supply and Demand for Residential and Commercial Properties

We generate most of our revenue from land sales, which are dependent on demand from homebuilders, commercial developers and commercial buyers, which is in turn dependent on the prices that homebuyers, commercial buyers and renters are expected to pay. In addition, sales of homesites typically include participation provisions that allow us to share in the profits realized by the homebuilders if the overall profitability of a block of homes exceeds an agreed-upon margin. Because our revenue is influenced by the prices that homebuyers and commercial buyers are willing to pay for homes or commercial buildings in our region, our results of operations may be influenced by, among other things, the overall supply and demand for housing and commercial properties, the prevailing interest rates for mortgages, and the availability of mortgage financing for residential and commercial developers and residential and commercial buyers.

Timing of Obtaining the Necessary Approvals for Development Activities

As a developer of real property in California, we are subject to numerous land use and environmental laws and regulations. Before we can begin developing our communities or development areas within them, we must obtain entitlements, permits and approvals. Depending upon the type of the approval being sought, we may also need to complete an environmental impact report, remediate environmental impacts or agree to finance or develop public infrastructure within the community or applicable development area, each of which would impose additional costs on us. In the event that we materially modify any of our existing entitlements, approvals or permits, we may also need to go through a discretionary approval process before the relevant governmental authority or go through an additional or supplemental environmental review and certification process.

In addition, laws and regulations governing the approval processes provide third parties with the opportunity to challenge our entitlements, permits and approvals. The prospect of these third-party challenges creates additional uncertainty. Third-party challenges in the form of litigation can adversely affect the length of time or the cost required to obtain the necessary governmental approvals to develop, or result in the denial of our right to develop the particular community or development area in accordance with our current development plans. Furthermore, adverse decisions arising from any litigation can increase the cost or length of time to obtain ultimate approval of a project, if such approval is obtained at all, and can adversely affect the design, scope, plans and profitability of a project, which can negatively affect our financial condition and results of operations. See Part I, Item 3, of this report for a discussion of legal proceedings.

As a result of many of the factors described above, we have historically experienced, and expect to continue to experience, variability in results of operations between comparable periods.

Segments

Our reportable operating segments include our three community segments, Valencia, San Francisco and Great Park, and our Hearthstone segment:

- Our Valencia segment includes operating results related to the Valencia community and agricultural operations in Los Angeles and Ventura Counties, California.

- Our San Francisco segment includes operating results for the Candlestick and The San Francisco Shipyard communities.

- Our Great Park segment includes operating results for the Great Park Neighborhoods community as well as development management services provided by the management company for the Great Park Venture.

- Our Hearthstone segment includes the operating results for the Hearthstone Venture, which owns and operates our residential asset management platform. The operating results for the Hearthstone segment are presented from the acquisition date of July 31, 2025.

Results of Operations

The following tables and related discussions on the results of operations are for the fiscal years ended December 31, 2025 and 2024. Refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Part II of our annual report on Form 10-K for the fiscal year ended December 31, 2024 for financial data and related comparative discussions on results of operations for the fiscal years ended December 31, 2024 and 2023, which is incorporated herein by reference.

The Company

The following table summarizes our consolidated historical results of operations for the years ended December 31, 2025 and 2024.

	Year Ended December 31,	
	2025	2024
	(in thousands)	
Statement of Operations Data		
REVENUES:		
Land sales	$ 42,450	$ 139,097
Land sales—related party	—	—
Management services—related party	65,304	96,404
Operating properties	2,266	2,425
Total revenues	110,020	237,926
COSTS AND EXPENSES:		
Land sales	29,719	90,109
Management services	20,389	23,852
Operating properties	6,683	5,134
Selling, general, and administrative	60,617	51,233
Total costs and expenses	117,408	170,328
OTHER INCOME (EXPENSE):		
Interest income	17,254	10,858
Loss on debt extinguishment	(1,819)	—
Miscellaneous	820	(5,977)
Total other income	16,255	4,881
EQUITY IN EARNINGS FROM UNCONSOLIDATED ENTITIES	203,592	132,617
INCOME BEFORE INCOME TAX PROVISION	212,459	205,096
INCOME TAX PROVISION	(28,925)	(27,462)
NET INCOME	183,534	177,634
LESS NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	112,568	109,337
NET INCOME ATTRIBUTABLE TO THE COMPANY	$ 70,966	$ 68,297

Revenues. Revenues decreased by $127.9 million, to $110.0 million for the year ended December 31, 2025, from $237.9 million for the year ended December 31, 2024. The decrease in revenues was primarily due to lower land sales at our Valencia segment in 2025 compared to 2024 and a decrease in management services revenue at our Great Park segment in 2025, partially offset by management services revenue recognized at our new Hearthstone segment.

Cost of land sales. The cost of land sales decreased by $60.4 million, to $29.7 million for the year ended December 31, 2025, from $90.1 million for the year ended December 31, 2024. The decrease in cost of land sales was attributable to lower land sales at our Valencia segment in 2025 compared to 2024.

Cost of management services. Cost of management services decreased by $3.5 million, or 14.5%, to $20.4 million for the year ended December 31, 2025, from $23.9 million for the year ended December 31, 2024. The decrease was primarily due to a decrease in intangible asset amortization expense at our Great Park segment, partially offset by the cost of management services recognized at our new Hearthstone segment.

Selling, general, and administrative. SG&A expenses increased by $9.4 million, or 18.3%, to $60.6 million for the year ended December 31, 2025, from $51.2 million for the year ended December 31, 2024. The increase was mainly attributable to costs associated with our acquisition of the Hearthstone Venture and an increase in share-based compensation expense.

Equity in earnings from unconsolidated entities. Our consolidated results reflect our share in the earnings or losses of our interests in our unconsolidated entities, including the Great Park Venture and the Gateway Commercial Venture, within equity in earnings from unconsolidated entities on our consolidated statement of operations. Our segment results for the Great Park segment present the results of the Great Park Venture at the book basis of the venture within the segment.

Equity in earnings from unconsolidated entities increased by $71.0 million, to $203.6 million for the year ended December 31, 2025, from $132.6 million for the year ended December 31, 2024. Equity in earnings for the years ended December 31, 2025 and 2024 was primarily a result of recognizing our share of the net income of the Great Park Venture generated from land sales during each period and additionally for the year ended December 31, 2024 from the net income of the Gateway Commercial Venture for the sale of its remaining interests in the Five Point Gateway Campus.

Income taxes. All operations are carried on through our subsidiaries, the majority of which are pass-through entities that are generally not subject to federal or state income taxation. We are responsible for income taxes on our allocable share of the operating company's income or gain. Pre-tax income of $212.5 million for the year ended December 31, 2025 resulted in a tax provision of $28.9 million. Pre-tax income of $205.1 million for the year ended December 31, 2024 resulted in a tax provision of $27.5 million. We assessed the realization of the net deferred tax asset and the need for a valuation allowance, based on positive and negative evidence, and determined that at December 31, 2025, it was more likely than not that such net deferred tax asset would be realizable, and we had no valuation allowance recorded. Our effective tax rate for the year ended December 31, 2025 was substantially similar to our effective tax rate for the year ended December 31, 2024.

Net income attributable to noncontrolling interests. Until exchanged for our Class A common shares or, at our election, cash, noncontrolling interests represent interests held by other partners in the operating company and other members of the San Francisco Venture. Redeemable noncontrolling interests that contain features that may result in cash settlement include the interests held by other members in the Hearthstone Venture and its subsidiaries and Class C interests in the San Francisco Venture. Net income attributable to the noncontrolling interests on the consolidated statement of operations represents the portion of earnings or losses attributable to the interests in our subsidiaries held by the noncontrolling interests.

Segment Results and Financial Information

The following tables reconcile the results of operations of our segments to our consolidated results for the years ended December 31, 2025 and 2024 (in thousands).

	Year Ended December 31, 2025								
	Valencia	San Francisco	Great Park	Hearthstone	Total reportable segments	Corporate and unallocated	Total under management	Removal of unconsolidated entities[1]	Total consolidated
REVENUES:									
Land sales	$ 42,450	$ —	$ 825,659	$ —	$ 868,109	$ —	$ 868,109	$ (825,659)	$ 42,450
Land sales—related party	—	—	—	—	—	—	—	—	—
Management services—related party[2]	—	—	53,512	11,792	65,304	—	65,304	—	65,304
Operating properties	1,567	699	—	—	2,266	—	2,266	—	2,266
Total revenues	44,017	699	879,171	11,792	935,679	—	935,679	(825,659)	110,020
COSTS AND EXPENSES:									
Land sales	29,719	—	195,900	—	225,619	—	225,619	(195,900)	29,719
Management services[2]	—	—	12,058	8,331	20,389	—	20,389	—	20,389
Operating properties	6,683	—	—	—	6,683	—	6,683	—	6,683
Selling, general, and administrative	11,142	5,435	9,621	—	26,198	44,040	70,238	(9,621)	60,617
Management fees—related party	—	—	43,013	—	43,013	—	43,013	(43,013)	—
Total costs and expenses	47,544	5,435	260,592	8,331	321,902	44,040	365,942	(248,534)	117,408
OTHER INCOME (EXPENSE):									
Interest income	—	25	7,354	24	7,403	17,205	24,608	(7,354)	17,254
Loss on extinguishment of debt	—	—	—	—	—	(1,819)	(1,819)	—	(1,819)
Miscellaneous	820	—	—	—	820	—	820	—	820
Total other income	820	25	7,354	24	8,223	15,386	23,609	(7,354)	16,255
EQUITY IN EARNINGS FROM UNCONSOLIDATED ENTITIES	460	—	—	397	857	1,446	2,303	201,289	203,592
SEGMENT (LOSS) PROFIT/INCOME BEFORE INCOME TAX PROVISION	(2,247)	(4,711)	625,933	3,882	622,857	(27,208)	595,649	(383,190)	212,459
INCOME TAX PROVISION	—	—	—	—	—	(28,925)	(28,925)	—	(28,925)
SEGMENT (LOSS) PROFIT/NET INCOME	$ (2,247)	$ (4,711)	$ 625,933	$ 3,882	$ 622,857	$ (56,133)	$ 566,724	$ (383,190)	$ 183,534

(1) Represents the removal of the Great Park Venture operating results, which are included in the Great Park segment operating results at 100% of the venture's historical basis but are not included in our consolidated results as we account for our investment in the venture using the equity method of accounting.

After the sale of the Gateway Commercial Venture's commercial operating assets in December 2024, our commercial segment is no longer operating. The equity in earnings from our investment in the Gateway Commercial Venture is reported within the corporate and unallocated column in the table above.

(2) For the Great Park segment, represents the revenues and expenses attributable to the management company for providing services to the Great Park Venture as applicable.

	Valencia	San Francisco	Great Park	Total reportable segments	Corporate and unallocated	Total under management	Removal of unconsolidated entities[1]	Total consolidated
				Year Ended December 31, 2024				
REVENUES:								
Land sales	$ 139,097	$ —	$ 590,170	$ 729,267	$ —	$ 729,267	$ (590,170)	$ 139,097
Land sales—related party	—	—	22,636	22,636	—	22,636	(22,636)	—
Management services—related party[2]	—	—	95,955	95,955	449	96,404	—	96,404
Operating properties	1,747	678	—	2,425	—	2,425	—	2,425
Total revenues	140,844	678	708,761	850,283	449	850,732	(612,806)	237,926
COSTS AND EXPENSES:								
Land sales	90,109	—	144,876	234,985	—	234,985	(144,876)	90,109
Management services[2]	—	—	23,852	23,852	—	23,852	—	23,852
Operating properties	5,134	—	—	5,134	—	5,134	—	5,134
Selling, general, and administrative	10,356	4,883	11,033	26,272	35,994	62,266	(11,033)	51,233
Management fees—related party	—	—	113,934	113,934	—	113,934	(113,934)	—
Total costs and expenses	105,599	4,883	293,695	404,177	35,994	440,171	(269,843)	170,328
OTHER (EXPENSE) INCOME:								
Interest income	—	69	6,221	6,290	10,789	17,079	(6,221)	10,858
Miscellaneous	(49)	—	—	(49)	(5,928)	(5,977)	—	(5,977)
Total other (expense) income	(49)	69	6,221	6,241	4,861	11,102	(6,221)	4,881
EQUITY IN EARNINGS FROM UNCONSOLIDATED ENTITIES	483	—	—	483	12,347	12,830	119,787	132,617
SEGMENT PROFIT (LOSS)/INCOME BEFORE INCOME TAX PROVISION	35,679	(4,136)	421,287	452,830	(18,337)	434,493	(229,397)	205,096
INCOME TAX PROVISION	—	—	—	—	(27,462)	(27,462)	—	(27,462)
SEGMENT PROFIT (LOSS)/NET INCOME	$ 35,679	$ (4,136)	$ 421,287	$ 452,830	$ (45,799)	$ 407,031	$ (229,397)	$ 177,634

(1) Represents the removal of the Great Park Venture operating results, which are included in the Great Park segment operating results at 100% of the venture's historical basis but are not included in our consolidated results as we account for our investment in the venture using the equity method of accounting.

After the sale of the Gateway Commercial Venture's commercial operating assets in December 2024, our commercial segment is no longer operating. We have recast the segment presentation for the full year to report the equity in earnings from our investment in the Gateway Commercial Venture within the corporate and unallocated column in the table above.

(2) For the Great Park segment, represents the revenues and expenses attributable to the management company for providing services to the Great Park Venture as applicable.

Valencia Segment

Our Valencia property consists of approximately 15,000 acres in northern Los Angeles County and can currently include up to approximately 21,000 homesites and approximately 9.3 million square feet of commercial space. The actual commercial square footage and number of homesites are subject to change as we further refine our development plans to optimize land values. The current communities under development in Valencia complement the neighboring communities that were previously developed by us. We began selling homesites in the first development area at Valencia in 2019, and as of December 31, 2025 we had sold 3,088 homesites for aggregate consideration of approximately $721.6 million. Homebuilders sold 238 homes at Valencia during the year ended December 31, 2025 and have sold a total of 1,837 homes since home sales began in May 2021.

Land sales and related party land sales revenues. Total land sales revenues decreased by $96.6 million to $42.5 million for the year ended December 31, 2025, from $139.1 million for the year ended December 31, 2024. The decrease in total land sales revenues was attributable to the recognition of revenue from the sale of 13.8 acres of commercial land for $42.5 million during the year ended December 31, 2025 compared to the recognition of revenue from the sale of residential land entitled for an aggregate of 493 homesites on 54.4 acres during the year ended December 31, 2024. The aggregate base purchase price was $137.9 million for the 2024 sales, and 179 of the homesites were sold to an unaffiliated land banking entity whereby Lennar retained the option to acquire the homesites in the future from the land bank entity.

Cost of land sales. Cost of land sales during the year ended December 31, 2025 was $29.7 million, compared to $90.1 million during year ended December 31, 2024. The cost of land sales includes both actual and estimated future capitalized costs allocated based upon relative sales values. Since this method requires us to estimate future development costs and the expected sales prices for future land sales, the profit margin on subsequent parcels sold will be affected by both changes in the estimated total revenues, as well as any changes in the estimated total cost of the project.

San Francisco Segment

Located almost equidistant between downtown San Francisco and the San Francisco International Airport, Candlestick and The San Francisco Shipyard consist of approximately 800 acres of bayfront property in the City of San Francisco. Candlestick and The San Francisco Shipyard can include up to approximately 12,000 homesites and approximately 6.3 million square feet of commercial space. The actual commercial square footage and number of homesites are subject to change based on ultimate use and land planning.

In November 2024, we received approvals from the City and County of San Francisco to (among other things) transfer approximately two million square feet of research and development and office space to Candlestick from The San Francisco Shipyard. Candlestick now has the potential to include up to approximately 2.8 million square feet of research and development and office space, approximately 7,200 homesites, and approximately 550,000 square feet of retail, hotel, entertainment and community uses. We have commenced engineering for the next phase of infrastructure at Candlestick and expect to begin construction in the first half of 2026.

Our development at Candlestick and The San Francisco Shipyard is not subject to San Francisco's Proposition M growth control measure, which imposes annual limitations on office development and is applicable to all other developers with projects in the city. This means the full amount of permitted commercial square footage at Candlestick and The San Francisco Shipyard can be constructed as we determine, including all at once, even though Proposition M may delay new office developments elsewhere in San Francisco.

At The San Francisco Shipyard, approximately 408 acres are still owned by the U.S. Navy and will not be conveyed to us until the U.S. Navy satisfactorily completes its finding of suitability to transfer, or "FOST," process, which involves multiple levels of environmental and governmental investigation, analysis, review, comment and approval. Based on our discussions with the U.S. Navy, we had previously expected the U.S. Navy to deliver this property between 2019 and 2022. However, allegations that Tetra Tech, Inc. and Tetra Tech EC, Inc. (collectively, "Tetra Tech"), contractors hired by the U.S. Navy, misrepresented sampling results at The San Francisco Shipyard have resulted in data reevaluation, governmental investigations, criminal proceedings, lawsuits, and a determination by the U.S. Navy and other regulatory agencies to undertake additional sampling. These activities have delayed the remaining land transfers from the U.S. Navy and could lead to additional legal claims or government investigations, all of which could in turn further delay or impede our future development of such parcels. Our development plans were designed with the flexibility to adjust for potential land transfer delays, and we have the ability to shift the phasing of our development activities to account for potential delays caused by U.S. Navy retesting, but there can be no assurance that these matters and other related matters that may arise in the future will not have further material impacts on our development plans.

We have been, and may in the future be, named as a defendant in lawsuits seeking damages and other relief arising out of alleged contamination at The San Francisco Shipyard and Tetra Tech's alleged misrepresentations of related sampling work. See Part I, Item 3 of this report for additional information. Given the preliminary nature of the claims to date, we cannot predict the outcome of these matters.

Hearthstone Segment

We have a 75% controlling financial interest in the Hearthstone Venture, which operates our residential asset management platform providing capital solutions to the U.S. homebuilding industry, primarily through land banking. The Hearthstone Venture's operations include managing funds that acquire fully entitled residential land parcels and enter into option and development agreements with U.S. homebuilders. The funds then engage the homebuilders to complete the horizontal development of the land, after which the homebuilders acquire the fully developed homesites from the funds pursuant to the option agreements. The Hearthstone Venture manages these lot option programs across multiple U.S. markets, working with capital partners consisting of state employee pension plans and institutional and private equity. The Hearthstone Venture sources projects mainly from large U.S. publicly-traded homebuilders. The Hearthstone Venture receives asset management fees and under some arrangements may also receive performance fees upon achievement of stipulated investor returns. We completed our acquisition of the Hearthstone Venture on July 31, 2025. As of December 31, 2025, the Hearthstone Venture had $3.4 billion in assets under management, which consisted of 30,647 lots with 13 separate homebuilders across 16 states.

Great Park Segment

We have a 37.5% percentage interest in the Great Park Venture, and we account for our investment using the equity method of accounting. We have a controlling interest in the management company, an entity which performs development management services at Great Park Neighborhoods. We do not include the Great Park Venture as a consolidated subsidiary in our consolidated financial statements. However, because of the relationship between the management company and the Great Park Venture, we assess our investment in the Great Park Venture based on the financial information for the Great Park Venture in its entirety, and not just our equity interest in it. As a result, our Great Park segment consists of the operations of both the Great Park Venture and the development management services provided by the management company at the Great Park Venture.

Great Park Neighborhoods consists of approximately 2,100 acres in Orange County and is being built around the approximately 1,300 acre Orange County Great Park, a metropolitan public park that is under construction. Great Park Neighborhoods can include up to approximately 11,800 homesites and approximately 4.1 million square feet of commercial space. The actual commercial square footage and number of homesites are subject to change based on ultimate use and land planning.

The Great Park Venture sold the first homesites in April 2013 and, as of December 31, 2025, had sold 9,603 homesites (including 853 affordable homesites) and 166 acres of commercial land, including the Five Point Gateway Campus, allowing for development of up to approximately 3.6 million square feet of commercial office, industrial and research and development space for aggregate consideration of approximately $5.2 billion.

During the year ended December 31, 2025, the Great Park Venture made aggregate distributions of $672.0 million to holders of percentage interests. The Company received $252.0 million for its 37.5% percentage interest.

Land sales and related party land sales revenues. Land sales and related party land sales revenues increased by $212.9 million to $825.7 million for the year ended December 31, 2025, from $612.8 million for the year ended December 31, 2024. In 2025, the Great Park Venture sold land entitled for an aggregate of 920 homesites on 75.6 acres at the Great Park Neighborhoods. In 2024, the Great Park Venture sold 12.8 acres of commercial land planned for retail uses and land entitled for an aggregate of 559 homesites on 56.1 acres at the Great Park Neighborhoods.

For the 2025 land sales, the base purchase price was $781.7 million, and 308 of the homesites were sold to an unaffiliated land banking entity whereby Lennar retained the option to acquire the homesites in the future from the land bank entity. The base purchase price was $25.4 million and $480.0 million for the 2024 commercial land sales and homesite land sales, respectively.

During the years ended December 31, 2025 and 2024, revenues also included changes in estimates of variable consideration, including profit participation and price participation, from those amounts previously recorded by the Great Park Venture. During the years ended December 31, 2025 and 2024, the Great Park Venture recognized $24.5 million and $39.8 million, respectively, in profit participation revenues related to prior year residential land sales. During the years ended December 31, 2025 and 2024, the Great Park Venture recognized additional estimated variable consideration of $19.4 million and $66.6 million, respectively, for price participation related to a residential land sale that closed in 2023. As of December 31, 2025, substantially all of the homes related to the 2023 land sale have been sold to homebuyers.

Cost of land sales. Cost of land sales during the years ended December 31, 2025 and 2024 were $195.9 million and $144.9 million, respectively. The cost of land sales includes both actual and estimated future capitalized costs allocated based upon relative sales values. Since this method requires the Great Park Venture to estimate future development costs and the expected sales prices for future land sales, the profit margin on subsequent parcels sold will be affected by both changes in the estimated total revenues, as well as any changes in the estimated total cost of the project.

Management fee revenues. Management fee revenues are revenues generated by the management company from development management services provided to the Great Park Venture. The decrease in management services related party revenue was mainly attributable to a decrease in variable incentive compensation revenue recognized during the year ended December 31, 2025, partially offset by the increase in the annual fixed base fee that began in 2025. In September 2024, the development management agreement with the Great Park Venture was renewed by mutual agreement of the parties through December 31, 2026 (the "second renewal term"). In connection with the extension under the second renewal term, the annual fixed base fee was increased to $13.5 million beginning in 2025, which reflects an increase from the $12.0 million annual fixed base fee for 2024. The incentive compensation provisions of the development management agreement remain unchanged through the second renewal term. For the years ended December 31, 2025 and 2024, we recognized $40.0 million and $84.0 million, respectively, attributable to variable incentive compensation, which reflects changes in the estimate of the amount of incentive compensation we expected to be entitled to receive and changes in constraints on the estimate.

Management services costs and expenses. Included within management services costs and expenses are general and administrative costs and expenses incurred directly by the management company's project team that is managing the development of the Great Park Neighborhoods. We also include amortization expense related to the intangible asset attributable to the incentive compensation provisions of the development management agreement with the Great Park Venture. Corporate and non-project team salaries and overhead incurred by us are not allocated to management services costs and expenses or to our reportable segments and are reported in SG&A costs in the consolidated statement of operations. During the year ended December 31, 2025, management services costs and expenses decreased by $11.8 million, or 49.4%, to $12.1 million, from $23.9 million for the year ended December 31, 2024. The decrease was mainly attributable to a decrease in intangible asset amortization expense recognized during the year ended December 31, 2025.

Selling, general, and administrative. SG&A expenses decreased by $1.4 million, or 12.8%, to $9.6 million for the year ended December 31, 2025, from $11.0 million for the year ended December 31, 2024. The decrease was mainly attributable to a decrease in marketing expenses and property maintenance expenses.

Management fees—related party. Management fees decreased by $70.9 million, to $43.0 million for the year ended December 31, 2025, from $113.9 million for the year ended December 31, 2024. Management fees incurred by the Great Park Venture were comprised of base development management fees and incentive compensation fees. In general, incentive compensation fees will be paid as a percentage of distributions made to holders of the Great Park Venture's membership interests. When payments are deemed probable of being made, the Great Park Venture recognizes the expense ratably over the period services are expected to be provided. When estimates of the amount of incentive compensation probable of being paid change, the Great Park Venture records a cumulative adjustment in the period in which the estimate changes. The decrease in management fees—related party was mainly attributable to changes in the estimate of the amount of incentive compensation fees probable of being paid that resulted in a cumulative adjustment recognized during the year ended December 31, 2025 that was lower than the cumulative adjustment recognized during the year ended December 31, 2024, partially offset by the increase in base development management fees that began in 2025. The Great Park Venture recognized expense of $29.5 million and $101.9 million for incentive compensation fees during the years ended December 31, 2025 and 2024, respectively.

The table below reconciles the Great Park segment results for the years ended December 31, 2025 and 2024 to the equity in earnings from our investment in the Great Park Venture that is reflected in the consolidated statements of operations for the years ended December 31, 2025 and 2024, respectively.

	Year Ended December 31,	
	2025	2024
	(in thousands)	
Segment profit from operations	$ 625,933	$ 421,287
Less net income of management company attributed to the Great Park segment	41,454	72,103
Net income of Great Park Venture	584,479	349,184
The Company's share of net income of the Great Park Venture	219,180	130,944
Basis difference amortization, net	(17,891)	(11,157)
Equity in earnings from Great Park Venture	$ 201,289	$ 119,787

Liquidity and Capital Resources

At December 31, 2025, we had $425.5 million of consolidated cash and cash equivalents, compared to $430.9 million at December 31, 2024. As of December 31, 2025, no funds had been drawn on and no letters of credit were outstanding on the operating company's $217.5 million revolving credit facility.

Our short-term cash needs consist primarily of general and administrative expenses and development expenditures at Valencia and the Candlestick and The San Francisco Shipyard communities, interest payments under our senior notes and payments under a related party reimbursement obligation. In September 2025, we issued $450.0 million in new 8.000% senior notes due October 2030. We used the net proceeds from the issuance of the new senior notes, together with cash on hand, to (i) purchase $471.5 million in principal amount of the $523.5 million outstanding 10.500% initial rate senior notes due 2028 ("2028 Notes") that were validly tendered pursuant to a cash tender offer (the "Concurrent Tender Offer") and (ii) redeem $52.0 million in principal amount of the remaining 2028 Notes that were not purchased in the Concurrent Tender Offer by concurrently delivering and irrevocably depositing amounts with the indenture trustee (the "Trust Amounts") sufficient to fund the payment of the principal amount and interest due on November 15, 2025, the redemption date. After the deposit of such Trust Amounts, the indenture governing the 2028 Notes was satisfied and discharged in accordance with its terms. Pursuant to a reimbursement deferral agreement, principal and interest payments under our related party reimbursement obligation were deferred through December 31, 2025 and resumed in January 2026. Reimbursement payments may be further deferred when our related party receives an extension on the maturity date of the associated EB-5 loan liability. Our related party has a history of receiving maturity date extensions, however, further extensions are not within our control and there can be no assurance that any such extensions will be obtained in the future.

The development stages of our communities continue to require significant cash outlays on both a short-term and long-term basis, and we expect to invest significant amounts on continued horizontal development at Valencia over the next 12 months. We manage our development activities and expenditures to coincide with projected demand for our residential and commercial land with the objective of maintaining an appropriate level of liquidity. At Hearthstone, we expect to make co-investment contributions to our existing and new lot option funds as we invest in growing the Hearthstone management platform over the next 12 months. We typically contribute a 1% co-investment alongside our capital partners. We expect to meet our cash requirements for at least the next 12 months with available cash, distributions from our unconsolidated entities, collection of development management fees, including incentive compensation, under our development management agreement with the Great Park Venture, asset management fees at the

Hearthstone Venture, proceeds from land sales, reimbursements from public financing and access to financing sources, including our revolving credit facility.

Our long-term cash needs relate primarily to future horizontal development expenditures and new investments and acquisitions, along with debt service and general and administrative expenses. We budget our cash development costs on an annual basis. Budgeted amounts are subject to change due to delays or accelerations in construction or regulatory approvals, changes in inflation rates and other increases (or decreases) in costs. We may also modify our development plans or change the sequencing of our communities in response to changing economic conditions, consumer preferences and other factors, which could have a material impact on the timing and amount of our development costs. Budgeted amounts are expected to be funded through a combination of available cash, cash flows from land sales at our communities and reimbursements from public financing, including community facilities districts, tax increment financing and local, state and federal grants. Cash flows from our communities may occur in uneven patterns as cash is primarily generated by land sales and reimbursements, which can occur at various points over the life cycle of our communities.

We currently expect to have sufficient capital to fund the horizontal development of our communities in accordance with our development plan and to pursue our growth strategies for several years. The level of capital expenditures in any given year may vary due to, among other things, the number of communities or neighborhoods under development and the number of planned deliveries, which may vary based on market conditions. We may seek to raise additional capital by accessing the debt or equity capital markets or with one or more revolving or term loan facilities or other public or private financing alternatives, including entering into joint ventures. These financings may not be available on attractive terms, or at all.

We are a party to a tax receivable agreement ("TRA") with current and former holders of Class A units of the operating company and the holders of Class A units of the San Francisco Venture. The TRA provides for payments by us to such investors or their successors in aggregate amounts equal to 85% of the cash savings, if any, in income tax that we realize as a result of (a) increases in tax basis that are attributable to exchanges of Class A units of the operating company for our Class A common shares or cash or certain other taxable acquisitions of equity interests by us, (b) allocations that result from the application of the principles of Section 704(c) of the Code and (c) tax benefits related to imputed interest or guaranteed payments deemed to be paid or incurred by us as a result of the TRA. We expect the TRA payments to be substantial, however, the actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the timing of exchanges of Class A units of the operating company or Class A units of the San Francisco Venture, the price of our Class A common shares at the time of such exchanges, the extent to which such exchanges are taxable and our ability to use the potential tax benefits, which will depend on the amount and timing of our taxable income and the rate at which we pay income tax. As of December 31, 2025, there were no amounts currently payable under the TRA. However, TRA payments associated with California state taxes may become payable between 2026 and 2028 as a result of the passage in June 2024 of California Senate Bill 167, which, in part, suspends the usage of California net operating loss deductions for tax years 2024 through 2026. The majority of TRA payments, however, are not expected to begin for the next several years.

We are committed under various performance bonds and letters of credit ("LOCs") to perform certain development activities and provide certain guarantees in the normal course of the entitlement and development process.

We had outstanding performance bonds of $344.9 million as of December 31, 2025 predominantly related to our Valencia community.

At December 31, 2025, the San Francisco Venture had outstanding guarantees benefiting a municipal agency for infrastructure and construction of certain park and open space obligations with aggregate maximum obligations of $198.9 million.

Outstanding LOCs totaled $1.0 million at each of December 31, 2025 and 2024. At both December 31, 2025 and 2024, we had $1.0 million in restricted cash and certificates of deposit securing certain of our LOCs. Additionally, under our revolving credit facility, we are able to utilize undrawn capacity to support the issuance of LOCs. As of December 31, 2025, no capacity under the revolving credit facility was used to support LOCs.

Several of the funds that the Hearthstone Venture manages utilize financing arrangements to partially fund the acquisition of land. The debt is non-recourse to the Hearthstone Venture other than in the case of customary "bad act" exceptions or bankruptcy or insolvency events.

In 2004, our defined benefit pension plan was amended to cease future benefit accruals for services provided by participants of the plan and to close the plan to new participants. We do not anticipate making material contributions to our pension plan over the next twelve months. We believe the pension plan is currently appropriately funded, however, declines in the value of the plan's assets could result in increased funding requirements in the long-term.

The following table aggregates certain of our material cash obligations and commitments as of December 31, 2025:

	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	Payment due by period								
	(in thousands)								
Senior notes payable	$	450,000	$	—	$	—	$	450,000	$ —
Interest commitment on senior notes		180,600		36,600		72,000		72,000	—
Operating lease obligations		11,141		3,361		7,107		673	—
Water purchase agreement [1]		26,808		1,543		3,237		3,451	18,577
Related party reimbursement obligation [2]		65,227		65,227		—		—	—
Total	$	733,776	$	106,731	$	82,344	$	526,124	$ 18,577

(1) We are subject to a water purchase agreement requiring annual payments in exchange for the delivery of water for our exclusive use. The agreement has an initial 35-year term, which expires in 2039 with an option for a second 35-year term.

(2) Prior to our acquisition of the San Francisco Venture, certain subsidiaries of the San Francisco Venture entered into EB-5 loan agreements with lenders that are authorized by the United States Citizenship and Immigration Services to raise capital from foreign nationals who seek to obtain permanent residency in the United States. Prior to our acquisition, related parties assumed the EB-5 loan liabilities, and the San Francisco Venture entered into reimbursement agreements pursuant to which it agreed to reimburse the related parties for a portion of the EB-5 loan liabilities and related interest. The amounts set forth in the above table include interest based on the weighted average interest rate of 4.6%. Pursuant to a reimbursement deferral agreement, principal and interest payments under our related party reimbursement obligation were deferred through December 31, 2025 and resumed in January 2026. Reimbursement payments may be further deferred when the related parties receive an extension on the maturity date of the associated EB-5 loan liability.

The above table does not present accounts payable and other development liabilities incurred in the normal course of business.

Summary of Cash Flows

The following table outlines the primary components of net cash provided by (used in) operating, investing and financing activities (in thousands):

	Year Ended December 31,	
	2025	2024
Operating activities	$ 105,230	$ 115,986
Investing activities	(6,552)	70,064
Financing activities	(104,007)	(108,976)

Cash Flows from Operating Activities. Cash flows from operating activities are primarily comprised of cash inflows from land sales, management services and operating property results. Cash outflows are comprised primarily of cash outlays for horizontal development costs, net of reimbursements and recoveries, and SG&A costs. Our operating cash flows may vary significantly each year due to the timing of land sales and the development efforts related to our mixed-use planned communities.

Net cash provided by operating activities was $105.2 million for the year ended December 31, 2025, compared to $116.0 million net cash provided by operating activities for the year ended December 31, 2024.

During the year ended December 31, 2025, we received $42.5 million from the sale of land at our Valencia segment. We also received incentive compensation payments of $68.0 million under our development management agreement with the Great Park Venture. Additionally, we received total distributions of $252.0 million from the Great Park Venture, of which $201.3 million is reflected as a return on our investment (operating activity) in the statement of cash flows, with the balance reflected as an investing activity, a distribution of $1.6 million from the Gateway Commercial Venture, of which $1.4 million is reflected as a return on our investment (operating activity) in the statement of cash flows, with the balance reflected as an investing activity and total distributions of $5.2 million mostly from funds managed by the Hearthstone Venture, of which $0.6 million is reflected as a return on our investment (operating activity) in the statement of cash flows, with the balance reflected as an investing activity.

During the year ended December 31, 2024, we received $137.9 million from the sale of land at our Valencia segment. We also received incentive compensation payments of $49.1 million under our development management agreement with the Great Park Venture. The payment is net of $1.8 million that we concurrently distributed to the holders of the management company's Class B units. As of December 31, 2024, the holders of the management company's Class B units had no further distribution rights. Additionally, we received total distributions of $181.9 million from the Great Park Venture, of which $119.8 million is reflected as a return on our investment (operating activity) in the statement of cash flows, with the balance reflected as an investing activity and a distribution of $17.2 million from the Gateway Commercial Venture, of which $9.4 million is reflected as a return on our investment (operating activity) in the statement of cash flows, with the balance reflected as an investing activity.

Major components of operating cash used in both periods consisted of our continued investment in horizontal development at our communities, SG&A costs and management services costs. Our horizontal development costs for the years ended December 31, 2025 and 2024 were partially offset by $1.2 million and $9.1 million in public financing reimbursements for public infrastructure development costs we incurred in Valencia, respectively.

During the year ended December 31, 2025, we paid $47.4 million for interest due on our existing 7.875% senior notes due November 2025 and 10.500% initial rate senior notes due January 2028. During the year ended December 31, 2024, we paid $8.3 million for interest accrued through the settlement date on our existing 7.875% senior notes due November 2025 that were exchanged in January 2024. The exchange of $523.5 million of our existing senior notes for new senior notes was accounted for as a debt modification under ASC 470-50. Under debt modification accounting, third party costs are expensed as incurred and reported as operating cash flows. Included in operating cash outflows during the year ended December 31, 2024 is $7.7 million in third party transaction and advisory costs incurred in connection with the senior notes exchange. During the year ended December 31, 2024, an additional $45.8 million was paid for interest due on our existing 7.875% senior notes and 10.500% initial rate senior notes.

Cash Flows from Investing Activities. Net cash used in investing activities was $6.6 million for the year ended December 31, 2025, compared to the net cash provided by investing activities of $70.1 million for the year ended December 31, 2024.

During the year ended December 31, 2025, we received total distributions of $252.0 million from the Great Park Venture, of which $50.7 million is reflected as a return of our investment (investing activity) in the statement of cash flows, with the balance reflected as an operating activity, a distribution of $1.6 million from the Gateway Commercial Venture, of which $0.2 million is reflected as a return of our investment (investing activity) in the statement of cash flows, with the balance reflected as an operating activity and total distributions of $5.2 million mostly from funds managed by the Hearthstone Venture, of which $4.6 million is reflected as a return of our investment (investing activity) in the statement of cash flows. During the year ended December 31, 2025, we paid $55.3 million, net of cash acquired, to acquire a 75% controlling financial interest in the Hearthstone Venture, and subsequent to the acquisition, we co-invested $6.5 million to funds managed by the Hearthstone Venture.

During the year ended December 31, 2024, we received total distributions of $181.9 million from the Great Park Venture, of which $62.1 million is reflected as a return of our investment (investing activity) in the statement of cash flows, with the balance reflected as an operating activity and a distribution of $17.2 million from the Gateway Commercial Venture, of which $7.8 million is reflected as a return of our investment (investing activity) in the statement of cash flows, with the balance reflected as an operating activity. Additionally, we received total distributions of $1.0 million from other equity method investments, which is reflected as a return of our investment (investing activity) in the statement of cash flows.

Cash Flows from Financing Activities. Net cash used in financing activities was $104.0 million for the year ended December 31, 2025, compared to net cash used in financing activities of $109.0 million for the year ended December 31, 2024.

During the year ended December 31, 2025, we issued $450.0 million in new 8.000% senior notes due October 2030 and paid debt issuance costs of $6.7 million. Using the net proceeds of the issuance, together with cash on hand, we used $528.6 million to either purchase or redeem and satisfy and discharge all of the existing 10.500% initial rate senior notes. Additionally, during the year ended December 31, 2025, we repaid the remaining $1.5 million of our existing 7.875% senior notes due November 2025 and paid $1.8 million transaction costs in connection with the extension and expansion of our revolving credit facility. During the year ended December 31, 2024, we repaid $100.0 million of our existing 7.875% senior notes due November 2025 in connection with our exchange transaction.

During the years ended December 31, 2025 and 2024, we made tax distributions of $12.6 million and $7.7 million, respectively, to noncontrolling interests in accordance with the operating company's Limited Partnership Agreement ("LPA"). The tax distribution is treated as an advance distribution under the LPA. We used $2.4 million and $0.8 million during the years ended December 31, 2025 and 2024, respectively, to net settle certain share-based compensation awards with employees for tax withholding purposes.

Changes in Capital Structure

During the year ended December 31, 2025, our 65.0% ownership percentage in the operating company increased primarily due to a unit holder's exchange of 3.1 million Class A units of the operating company into 1.1 million Class A common shares, our issuance of share-based compensation in the form of 0.1 million restricted Class A common shares and 0.9 million restricted share units that were settled for Class A common shares, partially offset by our reacquisition of approximately 0.4 million restricted Class A common shares from employees for income tax withholding purposes upon vesting. The issuances and settlements resulted in the operating company issuing to us an equal number of Class A units of the operating company or retiring an equal number of Class A units of the operating company that we previously held.

The table below summarizes outstanding Class A units of the operating company and Class A units of the San Francisco Venture, which are redeemable on a one-for-one basis for Class A units of the operating company, at December 31, 2025 and 2024 held by us and those held by noncontrolling interest members.

	2025	2024
Class A units of the operating company:		
Held by us	71,100,768	69,369,234
Held by noncontrolling interest members	38,226,137	41,363,271
	109,326,905	110,732,505
Class A units of the San Francisco Venture held by noncontrolling interest members	37,870,273	37,870,273
	147,197,178	148,602,778

At December 31, 2025, we had 76,096,410 Class B common shares outstanding that were held by the noncontrolling interest members of the operating company and the Class A unitholders of the San Francisco Venture. The Class B common shares will automatically convert to Class A common shares at a ratio of 0.0003 Class A common shares for each Class B common share. The conversions will occur when the holders of Class A units of the operating company, including Class A units that have been issued upon redemption of Class A units of the San Francisco Venture, are redeemed for our Class A common shares or cash, at our election.

On October 13, 2025, Emile Haddad exchanged 3,137,134 Class A units of the operating company, and in exchange therefor, received 1,109,172 Class A common shares of the holding company. The remaining 2,027,962 Class A units tendered for redemption by Mr. Haddad were returned to the operating company in accordance with the dilution provisions of the operating company's partnership agreement and were canceled.

Significant Related Party and Third-Party Revenues

In the ordinary course of our business, we have sold and expect to continue to sell homesites to Lennar, which is our largest equity owner, or its affiliates, subsidiaries or joint ventures in which it is a member. We did not sell homesites directly to Lennar during the years ended December 31, 2025, 2024, and 2023 but did recognize revenues related to certain fees or profit participation associated with homes sold by Lennar to homebuyers at Valencia. For the year ended December 31, 2023, we recognized $0.6 million of revenue from Lennar, which primarily consisted of profit participation. During the years ended December 31, 2024 and 2023, we sold homesites to unaffiliated land banking entities and recognized $76.9 million and $101.8 million of such revenue, respectively. Lennar has retained the option to acquire these homesites in the future from the unaffiliated land banking entities and has historically exercised its options to acquire such homesites.

We also provide management services to the Great Park Venture pursuant to a development management agreement. For the years ended December 31, 2025 and 2024, we recognized $53.5 million and $96.0 million, respectively, of revenue from management services provided to the Great Park Venture. Other than the Great Park Venture, no related party customer accounted for more than 10% of our revenue during the years ended December 31, 2025 and 2024.

In addition to the related party revenues, during the year ended December 31, 2025, we recognized $42.5 million of revenue from a third-party commercial builder, which primarily consisted of commercial land sold to the third-party commercial builder and accounted for more than 10% of total consolidated revenues. Other than the third-party commercial builder, no third-party customer accounted for more than 10% of our revenue during the year ended December 31, 2025.

In addition to the related party revenues, during the year ended December 31, 2024, we recognized an aggregate of $31.2 million of revenue from a third-party home builder, which primarily consisted of homesites sold to the third-party home builder and accounted for more than 10% of total consolidated revenues. Other than the third-party home builder and the unaffiliated land bank entity, no third-party customer accounted for more than 10% of our revenue during the year ended December 31, 2024.

Critical Accounting Estimates

Critical accounting estimates are those that are both significant to the overall presentation of our financial condition and results of operations and require management to make difficult, complex or subjective judgments. Our critical accounting estimates are discussed below. For a summary of our significant accounting policies, see Note 2 to the notes to the consolidated financial statements in Item 8, Part II of this report.

Cost of Land Sales

Capitalized inventory costs include land, horizontal development, indirect project costs, real estate taxes and interest related to financing development and construction. The allocation of capitalized inventory costs to individual parcels within a project utilizes the relative sales value method. Under the relative sales value method, each parcel in the project under development is allocated costs in proportion to the estimated overall sales price of the project. Since this method requires us to estimate future development costs and the expected sales price for future land sales, the profit margin on subsequent parcels sold will be affected by both changes in the estimated total revenues, as well as any changes in the estimated total cost of the project.

We believe that the accounting estimates related to cost of land sales are critical accounting estimates because of the use of projected cash flows in the estimate. Cash flows are significantly affected by estimates and assumptions related to market supply and demand, the local economy, projected pace of sales of homesites, pricing and price appreciation over the estimated selling period, the length of the estimated development and selling periods, remaining development obligations and the cost of completing development, general and administrative costs, and other factors. In determining these estimates and assumptions, we utilize historical trends from our past development projects, in addition to internal and external market studies and trends, which generally include, but are not limited to, statistics on population demographics and unemployment rates. Using all available information, we calculate our best estimate of projected cash flows for each asset. While many of the estimates are calculated based on historical and projected trends, all estimates are subjective and change as market and economic conditions change.

Management Services - Related Party - Incentive Compensation

Revenues from management services are recognized as the customer consumes the benefits of the performance obligation over time. The transaction price pertaining to our management agreement with the Great Park Venture is comprised of fixed and variable components, including incentive compensation fee provisions that are contingent on the performance of the Great Park Venture. In making estimates of incentive compensation we are entitled to receive in exchange for providing management services, we make significant assumptions and judgments in evaluating the factors that may determine the amount of consideration we will ultimately receive. In doing so, we utilize cash flow projections for the community. These cash flows are significantly affected by estimates and assumptions related to market supply and demand, the local economy, projected pace of sales of homesites, projected pricing over the estimated selling period, the length of the estimated development and selling periods, remaining development, general and administrative costs, the contract period, and other factors. We believe that the accounting estimate related to incentive management fees is a critical accounting estimate because when changes in our estimates and assumptions occur, our estimate of the amount of incentive compensation we are entitled to receive may change, resulting in a cumulative adjustment being recorded in the period of the change that may be material.

Investments in Unconsolidated Entities

For investments in entities that we do not control, but over which we exercise significant influence, we use the equity method of accounting. Investments accounted for under the equity method of accounting are recorded at cost and adjusted for our share in the earnings (losses) of the venture and cash contributions and distributions.

We evaluate our investments in unconsolidated entities for other-than-temporary impairment by reviewing each investment for any indicators of impairment, including the fair value of such investments compared to their carrying amounts. We estimate the fair value of our investments using a discounted cash flow of distributions we expect to receive from the venture. Significant input assumptions used in estimating the distributions we expect to receive from the venture include revenue and development cost estimates. The determination of fair value also requires discounting the estimated cash flows at a rate that we believe a market participant would determine to be commensurate with the inherent risks associated with the investment and related estimated cash flow streams. The discount rate used in determining each investment's fair value generally depends on the investment's projected life and development stage. If the carrying value of the investment is greater than the estimated fair value, management makes an assessment of whether the impairment is "temporary" or "other-than-temporary." In making this assessment, management considers (1) the length of time and the extent to which fair value has been less than cost, (2) the financial condition and near-term prospects of the entity and (3) our intent and ability to retain our interest long enough for a recovery in market value. If management concludes that the impairment is "other-than-temporary," we reduce the investment to its estimated fair value.

We believe that the accounting related to investments in unconsolidated entities is a critical accounting estimate because our impairment evaluation uses significant estimates in determining the fair value of our investments, including projected cash flows and the selected discount rate. Changes in these estimates can have a significant impact on the assessment of fair value, which could result in material impairment losses.

Impairment of Our Community Assets

We review for impairment our long-lived assets, including our Valencia and San Francisco communities, when events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. If indicators of impairment exist, and the undiscounted cash flows expected to be generated by a long-lived asset are less than its carrying amount, an impairment charge is recorded to write down the carrying amount of such long-lived asset to its estimated fair value. Impairment indicators for long-lived inventory assets include, but are not limited to, significant increases in horizontal development costs, significant decreases in the pace and pricing of home sales within our communities and surrounding areas, political and societal events that may negatively affect the local economy, and changes in development strategies, such as the contribution of an asset into a joint venture, that would result in acceleration of the realization of the value of such assets. We generally estimate the fair value of our long-lived assets using a discounted cash flow model or sales comparison approach of the underlying property or a combination thereof.

Our projected cash flows for each long-lived inventory asset are significantly affected by estimates and assumptions related to market supply and demand, the local economy, projected pace of sales of homesites, pricing and price appreciation over the estimated selling period, the length of the estimated development and selling periods, remaining development costs, and other factors. In determining these estimates and assumptions, we utilize historical trends from our past development projects in addition to internal and external market studies and trends, which generally include, but are not limited to, statistics on population demographics, unemployment rates and interest rates.

Using all available information, we calculate an estimate of projected cash flows for each long-lived asset. While many of the estimates are calculated based on historical and projected trends, all estimates are subjective and change as market and economic conditions change. In some instances, there may be various potential outcomes for future cash flows. In these instances, the future cash flow models used to assess recoverability are probability-weighted based on our best estimates as of the date of evaluation.

The determination of fair value also requires discounting the estimated cash flows at a rate that we believe a market participant would determine to be commensurate with the inherent risks associated with the asset and related estimated cash flow streams. The discount rate used in determining each asset's fair value generally depends on the asset's projected life and development stage.

We believe that the accounting related to the impairment of our community assets is a critical accounting estimate because projected cash flows used in our impairment evaluation use significant estimates. Changes in these estimates can have a significant impact on the undiscounted cash flows that are used to test recoverability.

Business Combinations

We account for businesses we acquire in accordance with Accounting Standards Codification Topic 805, *Business Combinations*. This methodology requires that assets acquired, liabilities assumed, and noncontrolling interests of the acquiree be recorded at their respective fair values on the date of acquisition. Goodwill is recorded with regard to acquisitions of businesses when the purchase price of the business plus the fair value of noncontrolling interests of the acquiree exceeds the value of the identifiable assets acquired and liabilities assumed.

The estimated fair value of the acquired assets, assumed liabilities, and noncontrolling interests requires significant judgments by management and are determined primarily by a discounted cash flow model. In forming such estimates, we make assumptions about revenue growth rates, including assets under management, margins and customer attrition. In determining these assumptions, we utilize historical trends and data from the acquiree in addition to external market studies and trends, which generally include analysis of job and wage growth, mortgage interest rates and home prices. The determination of fair value also requires discounting the estimated cash flows at a rate that we believe a market participant would determine to be commensurate with the inherent risks associated with the asset and related estimated cash flow streams.

We believe that the accounting related to business combinations is a critical accounting estimate because our determination of fair value uses significant judgments and estimates, including projected cash flows and selected discount rates.

ITEM 7A.   Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. Our future earnings, cash flows and fair values relative to financial instruments are dependent upon prevailing market interest rates. Our primary market risk results from our indebtedness, which bears interest at fixed rates. Although we do not currently do so, we may in the future manage our market risk on floating rate debt by entering into swap arrangements to in effect fix the rate on all or a portion of the debt for varying periods up to maturity. This would, in turn, reduce the risks of variability of cash flows created by floating rate debt and mitigate the risk of increases in interest rates. Our objective when undertaking such arrangements would be to reduce our floating rate exposure, as we do not plan to enter into hedging arrangements for speculative purposes.

As of December 31, 2025, we had outstanding consolidated indebtedness of $443.3 million, none of which bears interest based on floating interest rates.

We have not entered into any transactions using derivative financial instruments or derivative commodity instruments.

ITEM 8.   **Financial Statements and Supplementary Data**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Five Point Holdings, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Five Point Holdings, LLC and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, capital, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and schedule III—real estate and accumulated depreciation (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Management services – related party – Incentive compensation – Refer to Notes 2, 4, and 10 to the financial statements

Critical Audit Matter Description

Management services – related party revenue includes incentive compensation revenues recognized based on services performed under the amended and restated development management agreement (A&R DMA) with Heritage Fields LLC (Great Park Venture). The A&R DMA contains an incentive compensation fee provision contingent on the financial performance of the Great Park Venture. In making the estimate of incentive compensation the Company is entitled to receive in exchange for providing management services, significant assumptions and judgments are made in evaluating the factors that may determine the amount of consideration the Company will ultimately receive. In doing so, the Company uses projected cash flow of distributions from the Great Park Venture.

Given the complexities and judgments involved in developing the significant inputs used to develop the Great Park Venture's cash flow of distributions, a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, was deployed in performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to significant inputs, including residential revenues, and development cost estimates used in the Great Park Venture's projected cash flow of distributions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's recognition of incentive compensation revenue included the following, among others:

- We tested the effectiveness of controls over management's recognition of incentive compensation revenue inclusive of the controls over the significant input assumptions, such as residential revenues and development cost estimates used in the Great Park Venture's projected cash flow of distributions.

- We tested the Company's recognition of incentive compensation revenue through testing the significant input assumptions including residential revenues and development cost estimates used in the Great Park Venture's projected cash flow of distributions by (1) evaluating the source information used by management, (2) performing retrospective reviews, and (3) engaging our fair value specialists to assess certain inputs and calculations.

- We tested the mathematical accuracy of the Great Park Venture's cash flow of distributions and Company's calculation of incentive compensation revenue recognized for the year ended December 31, 2025.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
March 6, 2026

We have served as the Company's auditor since 2009.

FIVE POINT HOLDINGS, LLC
CONSOLIDATED BALANCE SHEETS
(In thousands, except shares)

		December 31,		
		2025		**2024**
ASSETS				
INVENTORIES	$	2,443,279	$	2,298,080
INVESTMENT IN UNCONSOLIDATED ENTITIES		153,087		185,324
PROPERTIES AND EQUIPMENT, NET		29,264		29,487
INTANGIBLE ASSETS, NET—RELATED PARTY		17,250		9,037
GOODWILL		69,812		—
CASH AND CASH EQUIVALENTS		425,546		430,875
RESTRICTED CASH AND CERTIFICATES OF DEPOSIT		992		992
RELATED PARTY ASSETS		89,509		101,670
OTHER ASSETS		20,264		20,952
TOTAL	$	3,249,003	$	3,076,417
LIABILITIES AND CAPITAL				
LIABILITIES:				
Notes payable, net	$	443,348	$	525,737
Accounts payable and other liabilities		106,199		100,292
Related party liabilities		70,973		63,297
Deferred income tax liability, net		58,343		33,570
Payable pursuant to tax receivable agreement		181,544		173,424
Total liabilities		860,407		896,320
COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)				
REDEEMABLE NONCONTROLLING INTERESTS		70,155		25,000
CAPITAL:				
Class A common shares; No par value; Issued and outstanding: 2025—71,100,768 shares; 2024—69,369,234 shares				
Class B common shares; No par value; Issued and outstanding: 2025—76,096,410 shares; 2024—79,233,544 shares				
Contributed capital		616,751		593,827
Retained earnings		228,043		157,077
Accumulated other comprehensive loss		(1,549)		(1,468)
Total members' capital		843,245		749,436
Noncontrolling interests		1,475,196		1,405,661
Total capital		2,318,441		2,155,097
TOTAL	$	3,249,003	$	3,076,417

See accompanying notes to consolidated financial statements.

FIVE POINT HOLDINGS, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Year Ended December 31,		
	2025	2024	2023
REVENUES:			
Land sales	$ 42,450	$ 139,097	$ 160,796
Land sales—related party	—	—	595
Management services—related party	65,304	96,404	47,621
Operating properties	2,266	2,425	2,720
Total revenues	110,020	237,926	211,732
COSTS AND EXPENSES:			
Land sales	29,719	90,109	105,651
Management services	20,389	23,852	22,170
Operating properties	6,683	5,134	6,167
Selling, general, and administrative	60,617	51,233	51,495
Total costs and expenses	117,408	170,328	185,483
OTHER INCOME (EXPENSE):			
Interest income	17,254	10,858	7,230
Loss on debt extinguishment	(1,819)	—	—
Miscellaneous	820	(5,977)	(776)
Total other income	16,255	4,881	6,454
EQUITY IN EARNINGS FROM UNCONSOLIDATED ENTITIES	203,592	132,617	76,595
INCOME BEFORE INCOME TAX (PROVISION) BENEFIT	212,459	205,096	109,298
INCOME TAX (PROVISION) BENEFIT	(28,925)	(27,462)	4,418
NET INCOME	183,534	177,634	113,716
LESS NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	112,568	109,337	58,322
NET INCOME ATTRIBUTABLE TO THE COMPANY	$ 70,966	$ 68,297	$ 55,394
NET INCOME ATTRIBUTABLE TO THE COMPANY PER CLASS A SHARE			
Basic	$ 1.01	$ 0.98	$ 0.80
Diluted	$ 0.96	$ 0.96	$ 0.76
WEIGHTED AVERAGE CLASS A SHARES OUTSTANDING			
Basic	69,976,942	69,224,327	68,826,340
Diluted	149,299,535	146,944,944	145,131,125
NET INCOME ATTRIBUTABLE TO THE COMPANY PER CLASS B SHARE			
Basic and diluted	$ 0.00	$ 0.00	$ 0.00
WEIGHTED AVERAGE CLASS B SHARES OUTSTANDING			
Basic and diluted	78,554,548	79,233,544	79,233,544

See accompanying notes to consolidated financial statements.

FIVE POINT HOLDINGS, LLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
NET INCOME	$ 183,534	$ 177,634	$ 113,716
OTHER COMPREHENSIVE (LOSS) INCOME:			
Net actuarial (loss) gain on defined benefit pension plan	(138)	1,720	889
Reclassification of actuarial loss on defined benefit pension plan included in net income	59	198	162
Other comprehensive (loss) income before taxes	(79)	1,918	1,051
INCOME TAX BENEFIT (PROVISION) RELATED TO OTHER COMPREHENSIVE (LOSS) INCOME	15	(336)	—
OTHER COMPREHENSIVE (LOSS) INCOME—Net of tax	(64)	1,582	1,051
COMPREHENSIVE INCOME	183,470	179,216	114,767
LESS COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	112,541	110,053	58,715
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$ 70,929	$ 69,163	$ 56,052

See accompanying notes to consolidated financial statements.

FIVE POINT HOLDINGS, LLC
CONSOLIDATED STATEMENTS OF CAPITAL
(In thousands, except share amounts)

	Class A Common Shares	Class B Common Shares	Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Members' Capital	Noncontrolling Interests	Total Capital
BALANCE – January 1, 2023	69,068,354	79,233,544	$ 587,733	$ 33,386	$ (2,988)	$ 618,131	$ 1,249,916	$ 1,868,047
Net income	—	—	—	55,394	—	55,394	58,322	113,716
Share-based compensation	—	—	3,665	—	—	3,665	—	3,665
Reacquisition of share-based compensation awards for tax-withholding purposes	(83,660)	—	(202)	—	—	(202)	—	(202)
Issuance of share-based compensation awards, net of forfeitures	215,244	—	—	—	—	—	—	—
Other comprehensive income—net of tax of $0-actuarial gain on pension plan	—	—	—	—	658	658	393	1,051
Tax distribution to noncontrolling interest	—	—	—	—	—	—	(4,033)	(4,033)
Adjustment to liability recognized under tax receivable agreement —net of tax of $0	—	—	(140)	—	—	(140)	—	(140)
Adjustment of noncontrolling interest in the Operating Company	—	—	550	—	(2)	548	(548)	—
BALANCE – December 31, 2023	69,199,938	79,233,544	$ 591,606	$ 88,780	$ (2,332)	$ 678,054	$ 1,304,050	$ 1,982,104
Net income	—	—	—	68,297	—	68,297	109,337	177,634
Share-based compensation—net of tax of $1,865	—	—	2,434	—	—	2,434	—	2,434
Reacquisition of share-based compensation awards for tax-withholding purposes	(282,883)	—	(823)	—	—	(823)	—	(823)
Issuance of share-based compensation awards	169,670	—	—	—	—	—	—	—
Settlement of restricted share units for Class A common shares	282,509	—	—	—	—	—	—	—
Other comprehensive income—net of tax of $336-actuarial gain on pension plan	—	—	—	—	866	866	716	1,582
Tax distributions to noncontrolling interests	—	—	—	—	—	—	(7,679)	(7,679)
Adjustment to liability recognized under tax receivable agreement —net of tax of $60	—	—	(155)	—	—	(155)	—	(155)
Adjustment of noncontrolling interest in the Operating Company	—	—	765	—	(2)	763	(763)	—
BALANCE – December 31, 2024	69,369,234	79,233,544	$ 593,827	$ 157,077	$ (1,468)	$ 749,436	$ 1,405,661	$ 2,155,097
Net income[1]	—	—	—	70,966	—	70,966	111,256	182,222
Share-based compensation—net of tax of $680	—	—	8,291	—	—	8,291	—	8,291
Reacquisition of share-based compensation awards for tax-withholding purposes	(425,684)	—	(2,357)	—	—	(2,357)	—	(2,357)
Issuance of share-based compensation awards	129,085	—	—	—	—	—	—	—
Settlement of restricted share units for Class A common shares	918,020	—	—	—	—	—	—	—
Other comprehensive loss—net of tax of $15-actuarial loss on pension plan	—	—	—	—	(37)	(37)	(27)	(64)
Redemption of noncontrolling interest—net of tax of $5,476	1,110,113	(3,137,134)	20,496	—	(40)	20,456	(25,932)	(5,476)
Tax distributions to noncontrolling interests	—	—	—	—	—	—	(12,608)	(12,608)
Adjustment to liability recognized under tax receivable agreement —net of tax of $2,272	—	—	(5,847)	—	—	(5,847)	—	(5,847)
Adjustment of noncontrolling interest in the Operating Company—net of tax of $817	—	—	2,341	—	(4)	2,337	(3,154)	(817)
BALANCE – December 31, 2025	71,100,768	76,096,410	$ 616,751	$ 228,043	$ (1,549)	$ 843,245	$ 1,475,196	$ 2,318,441

(1) Total net income excludes net income of $1.3 million attributable to redeemable noncontrolling interests (see Note 6).

See accompanying notes to consolidated financial statements.

FIVE POINT HOLDINGS, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 183,534	$ 177,634	$ 113,716
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in earnings from unconsolidated entities	(203,592)	(132,617)	(76,595)
Return on investment from Great Park Venture	201,289	119,787	78,200
Return on investment from Gateway Commercial Venture	1,446	9,433	—
Return on investment from other equity method investments	609	—	—
Deferred income taxes	21,446	24,363	(4,439)
Depreciation and amortization	8,755	19,363	19,934
Share-based compensation	7,611	4,299	3,665
Loss on debt extinguishment	1,819	—	—
Changes in operating assets and liabilities:			
Inventories	(141,797)	(80,666)	27,541
Related party assets	22,814	(19,980)	10,771
Other assets	378	(11,548)	3,774
Accounts payable and other liabilities	(6,758)	20,695	(11,714)
Related party liabilities	7,676	(14,777)	(10,730)
Net cash provided by operating activities	105,230	115,986	154,123
CASH FLOWS FROM INVESTING ACTIVITIES:			
Return of investment from Great Park Venture	50,694	62,140	75,986
Return of investment from Gateway Commercial Venture	151	7,752	—
Return of investment from other equity method investments	4,633	980	1,148
Contributions to unconsolidated entities	(6,506)	—	—
Acquisition of Hearthstone Venture, net of cash acquired	(55,307)	—	—
Purchase of properties and equipment	(217)	(808)	(23)
Net cash (used in) provided by investing activities	(6,552)	70,064	77,111
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from senior notes offering	450,000	—	—
Repayments of notes payable	(530,121)	(100,000)	—
Payment of financing costs	(8,522)	(474)	(687)
Reacquisition of share-based compensation awards for tax-withholding purposes	(2,357)	(823)	(202)
Related party reimbursement obligation	—	—	(4,282)
Tax distributions to noncontrolling interests	(12,608)	(7,679)	(4,033)
Distributions to redeemable noncontrolling interests	(399)	—	—
Net cash used in financing activities	(104,007)	(108,976)	(9,204)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH	(5,329)	77,074	222,030
CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH—Beginning of period	431,867	354,793	132,763
CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH—End of period	$ 426,538	$ 431,867	$ 354,793

SUPPLEMENTAL CASH FLOW INFORMATION (Note 15)

See accompanying notes to consolidated financial statements.

FIVE POINT HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

Five Point Holdings, LLC, a Delaware limited liability company (the "Holding Company" and, together with its consolidated subsidiaries, the "Company"), is an owner and developer of mixed-use planned communities in California. The Company also provides capital solutions to the U.S. homebuilding industry primarily through the management of land banks. The Holding Company owns all of its assets and conducts all of its operations through Five Point Operating Company, LP, a Delaware limited partnership (the "Operating Company"), and its subsidiaries.

The Company has two classes of shares outstanding: Class A common shares and Class B common shares. Holders of Class A common shares and holders of Class B common shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, and are both entitled to receive distributions at the same time. However, the distributions paid to holders of Class B common shares are in an amount per share equal to 0.0003 multiplied by the amount paid per Class A common share.

The Company presents noncontrolling interests on the Company's consolidated balance sheet and classifies such interests within capital but separate from the Company's Class A and Class B members' capital or outside of capital when the criteria for temporary capital classification have been met. Noncontrolling interests represent equity interests in the Company's consolidated subsidiaries held by partners in the Operating Company, excluding the Holding Company, members in The Shipyard Communities, LLC (the "San Francisco Venture"), excluding the Operating Company, and members in Hearthstone Residential Holdings, LLC ("HRH") or its subsidiaries (HRH, together with its consolidated subsidiaries, the "Hearthstone Venture"), excluding the Operating Company (see Note 6).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Reclassification of prior period amounts—During the year ended December 31, 2025, the Company combined certain line items in which the Company determined separate disclosure within the notes to the financial statements was not meaningful to the users of the financial statements. These presentation changes did not affect the total capital balance, net income or earnings per share in any of the periods reported.

Principles of consolidation—The accompanying consolidated financial statements include the accounts of the Company and the accounts of all subsidiaries in which the Company has a controlling financial interest and the accounts of variable interest entities ("VIEs") in which the Company is deemed to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation. Under the voting interest model, controlling financial interest is generally defined as a majority ownership of voting rights. A VIE is an entity in which either (i) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of such entity that most significantly impact such entity's economic performance or (ii) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support. The Company identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (i) the power to direct the activities of the VIE that most significantly impact the entity's economic performance; and (ii) the obligation to absorb losses or receive benefits of the VIE that could potentially be significant to the entity. The Company consolidates its investment in a VIE when it determines that it is its primary beneficiary. The Company may change its original assessment of a VIE upon subsequent events such as the modification of contractual arrangements, or changes in influence and control over any entity, that affect the characteristics of the entity's equity investments at risk and the disposition of all or a portion of an interest held by the primary beneficiary. The Company performs this analysis on an ongoing basis.

Use of estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Management evaluates its estimates on an ongoing basis and makes revisions to these estimates and related disclosures as experience develops or new information becomes known. Actual results could differ from those estimates.

Concentration of risk—As of December 31, 2025, the Company's inventories and the Company's unconsolidated entities' inventories are all located in California. The Company is subject to risks incidental to the ownership and development of commercial and residential real estate. These include, among others, the risks normally associated with changes in the general economic climate in the communities in which the Company operates, trends in the real estate industry, availability of land for development, changes in tax laws, interest rate levels, availability of financing, and potential liability under environmental and other laws.

The Company's credit risk relates primarily to cash deposits, cash equivalents, contract assets and other miscellaneous financial assets. Cash deposit accounts at each institution are in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company's risk management policies define parameters of acceptable market risk and strive to limit exposure to credit risk.

Noncontrolling interests—The Company presents noncontrolling interests and classifies such interests within capital but separate from the Company's Class A and Class B members' capital when the criteria for permanent equity classification has been met and outside of capital when temporary capital classification is met. Net income (loss) attributable to the noncontrolling interests on the consolidated statement of operations represents the portion of earnings attributable to the economic interest in the Company's subsidiaries held by the noncontrolling interests. The Company allocates income (loss) to noncontrolling interests based on the substantive profit sharing provisions of the applicable subsidiary operating agreements.

Revenue recognition—Under Accounting Standards Codification ("ASC") Topic 606, *Revenue From Contracts With Customers*, revenues are recognized when control of the promised goods or services are transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. At contract inception, the Company assesses the goods and services promised in its contract with its customers and identifies a performance obligation for each promise to transfer to the customer a good or service (or a series of services) that is distinct. Identified performance obligations are assessed by considering implicit and explicitly stated promises.

Land sales and Land sales—related party—Revenues from land sales are recognized when the Company satisfies the performance obligation at a point in time when the control of the land passes to its customers. The transfer of control typically occurs when title passes at the close of escrow and the customer is able to direct the use of, control and obtain substantially all of the benefits from the land. The transaction price typically contains fixed consideration that represents the stated purchase price for the land and the gross proceeds received at the time of closing. Some of the Company's residential homesite sale agreements contain a profit participation provision, a variable form of consideration, whereby the Company receives from homebuilders a portion of profit after the builder has received an agreed-upon margin. If the project profitability falls short of the participation threshold, no additional revenue is received. In most contracts, at the time of the land sale, the estimate of profit participation, if any, is constrained, as there are significant factors outside of the Company's control that will impact whether participation thresholds will be met. In addition, some residential homesite sale agreements contain a price participation provision requiring the homebuilder to pay a fee per residence sold, as a percentage of the home sale price. Such fees are estimated as a variable form of consideration and the amount the Company expects to be entitled to receive from the homebuilder is recognized as revenue at the time of land sale. Since payment for variable consideration is received in future periods, but the Company has completed its performance obligation, a contract asset is recorded for contingent variable consideration, if any, included in the transaction price. At the end of each reporting period, variable consideration is reassessed to ensure changes in circumstances or constraints are appropriately reflected in the estimated transaction price. Changes in estimates of variable components of transaction prices could result in cumulative catch-up adjustments to revenue in subsequent periods. In some cases, the Company may be obligated to perform post-closing development obligations on the sold land and as a result may defer a portion of the transaction price.

Management Services—related party—Revenues from development management services and asset management services are recognized as the customer consumes the benefits of the performance obligation satisfied over time. The transaction price pertaining to management services revenue may be comprised of fixed and variable components. The Company's management agreements may contain incentive compensation fee provisions contingent on the financial performance of a customer. In making estimates of incentive compensation the Company is entitled to receive in exchange for providing management services, significant assumptions and judgments are made in evaluating the factors that may determine the amount of consideration the Company will ultimately receive. The Company includes in the transaction price an estimate of incentive compensation only to the extent that a significant reversal of revenue is not probable. Incentive compensation revenue from management services is recognized evenly over the contract term, as the performance obligation is satisfied. When changes in estimates and assumptions occur, the estimate of the amount of incentive compensation the Company is entitled to receive and constraints on the estimate may change, resulting in a cumulative catch-up being recorded in the period of the change. A contract asset is recognized when there is a timing difference between recognition of revenue upon satisfaction of performance obligations and revenues becoming billable.

Operating properties—Included in operating properties revenues in the consolidated statements of operations are revenues from the Company's agriculture, energy and other miscellaneous operations. Agriculture crop and energy revenues are recognized at a point in time when control is transferred to the customer. Agriculture and other leasing revenue is recognized in accordance with applicable lease accounting guidance.

Impairment of assets—Long-lived assets, including inventory and the Company's intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. Impairment indicators for long-lived inventory assets include, but are not limited to, significant increases in horizontal development costs, significant decreases in the pace and pricing of home sales within the Company's communities and surrounding areas, political and societal events that may negatively affect the local economy, and changes in development strategies that would result in acceleration of the realization of the value of such assets. If indicators of impairment exist, and the undiscounted cash flows expected to be generated by a long-lived asset are less than its carrying amount, an impairment charge is recorded to write down the carrying amount of such long-lived asset to its estimated fair value. The Company may estimate the fair value of its long-lived assets using a discounted cash flow model or sales comparison approach of the underlying property or a combination thereof.

The Company's projected cash flows for each long-lived inventory asset are significantly affected by estimates and assumptions related to market supply and demand, the local economy, projected pace of sales of homesites, pricing and price appreciation over the estimated selling period, the length of the estimated development and selling periods, remaining development costs, and other factors.

In determining these estimates and assumptions, the Company utilizes historical trends from past development projects of the Company in addition to internal and external market studies and trends, which generally include, but are not limited to, statistics on population demographics, unemployment rates and interest rates.

Using all available information, the Company calculates its estimate of projected cash flows for each asset. While many of the estimates are calculated based on historical and projected trends, all estimates are subjective and change as market and economic conditions change. In some instances, there may be various potential outcomes for future cash flows. In these instances, the future cash flow models used to assess recoverability are probability-weighted based on our best estimates as of the date of evaluation.

The determination of fair value also requires discounting the estimated cash flows at a rate the Company believes a market participant would determine to be commensurate with the inherent risks associated with the asset and related estimated cash flow streams. The discount rate used in determining each asset's fair value generally depends on the asset's projected life and development stage.

During the years ended December 31, 2025, 2024 and 2023, the Company did not recognize any impairment losses on its long-lived assets.

Business Combinations—The Company accounts for businesses it acquires in accordance with Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*. This methodology requires that assets acquired, liabilities assumed and noncontrolling interests of the acquiree be recorded at fair value on the date of acquisition. Goodwill is recorded with regard to acquisitions of businesses when the purchase price of the business plus the fair value of noncontrolling interests of the acquiree exceeds the value of the identifiable assets acquired and liabilities assumed. The costs of business acquisitions are expensed as incurred. These costs may include fees for accounting, legal, professional consulting and valuation specialists. Purchase price allocations may be preliminary, and during the measurement period, not to exceed one year from the date of acquisition, changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.

Goodwill—The Company's goodwill balance resulted from the acquisition of the Hearthstone Venture in July 2025. In accordance with ASC 350, *Intangibles-Goodwill and Other*, the Company evaluates goodwill for potential impairment at least annually during the fourth quarter or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. The Company may first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit's fair value is less than its carrying amount. Qualitative factors may include, but are not limited to, economic conditions, industry and market considerations, cost factors, overall financial performance of the reporting unit and other entity and reporting unit specific events. If a quantitative assessment is performed, the fair value estimate may be derived through various valuation methods, including the use of discounted expected future cash flows. The annual goodwill impairment analysis was performed as of October 1, 2025, and the Company did not recognize any impairment losses on its goodwill.

Share-based payments—Share-based payments are recognized on a straight-line basis over the service period in the statement of operations based on measurement date fair values. Forfeitures, if any, are accounted for in the period when they occur.

Cash and cash equivalents—Included in cash and cash equivalents are short-term investments that have original maturity dates of three months or less. The carrying amount approximates fair value due to the short-term nature of these investments.

Restricted cash and certificates of deposit—Restricted cash and certificates of deposit consist of cash, cash equivalents, and certificates of deposit held as collateral on open letters of credit related to development obligations or because of other legal obligations of the Company that require the restriction.

Properties and equipment—Properties and equipment primarily relate to the Company's agriculture operating properties' businesses and are recorded at cost. Properties and equipment, other than agriculture land, are depreciated over their estimated useful lives using the straight-line method. At the time properties and equipment are disposed of, the asset and related accumulated depreciation, if any, are removed from the accounts, and any resulting gain or loss is credited or charged to earnings. The estimated useful life for land improvements and buildings is 10 to 40 years while the estimated useful life for furniture, fixtures, and equipment is two to 15 years.

Investments in unconsolidated entities—For investments in entities that the Company does not control, but exercises significant influence, the Company uses the equity method of accounting. The Company's judgment with regard to its level of influence or control of an entity involves consideration of various factors including the form of its ownership interest, its representation in the entity's governance, its ability to participate in policy-making decisions, and the rights of other investors to participate in the decision-making process to replace the Company as manager or to liquidate the entity. Investments accounted for under the equity method of accounting are recorded at cost and adjusted for the Company's share in the earnings (losses) of the venture, impairments and cash contributions and distributions. Any difference between the carrying amount of the equity method investment on the Company's balance sheet and the underlying equity in net assets on the investee's balance sheet results in a basis difference which is adjusted as the related underlying assets are depreciated, amortized, or sold and the liabilities are settled. The Company's interests in Heritage Fields LLC (the "Great Park Venture"), Five Point Office Venture Holdings I, LLC (the "Gateway Commercial Venture"), FP-HS Lot Option Joint Venture - Valencia, LLC (the "Valencia Landbank Venture") and the Hearthstone Venture funds (the "Hearthstone Funds") were accounted for using the equity method for all years presented in the accompanying consolidated financial statements.

The Company eliminates a portion of intra-entity profits resulting from land sales between the Company and its unconsolidated entities until the assets are sold to a third-party. Cumulative distributions from unconsolidated entities are treated as returns on investment to the extent of the Company's share of cumulative earnings from the investment and included in the Company's consolidated statements of cash flows as cash flow from operating activities. Cumulative distributions in excess of the Company's share of cumulative earnings are treated as returns of investment and included in the Company's consolidated statements of cash flows as cash flows from investing activities.

The Company evaluates its investments in unconsolidated entities for other-than-temporary impairment by reviewing each investment for any indicators of impairment, including the fair value of such investments compared to their carrying amounts. The Company estimates the fair value of its investments by discounting the cash flows from distributions the Company expects to receive from the venture. Significant input assumptions used in estimating the distributions the Company expects to receive from the venture include revenue appreciation rates and cost inflation rates. The determination of fair value also requires discounting the estimated cash flows at a rate that the Company believes a market participant would determine to be commensurate with the inherent risks associated with the investment and related estimated cash flow streams. The discount rate used in determining each investment's fair value generally depends on the investment's projected life and development stage. If the carrying value of the investment is greater than the estimated fair value, management makes an assessment of whether the impairment is "temporary" or "other-than-temporary." In making this assessment, management considers the following: (1) the length of time and the extent to which fair value has been less than cost, (2) the financial condition and near-term prospects of the entity, and (3) the Company's intent and ability to retain its interest long enough for a recovery in market value. If management concludes that the impairment is "other-than-temporary," the Company reduces the investment to its estimated fair value. No other-than-temporary impairments were identified during the years ended December 31, 2025, 2024 or 2023.

Inventories—Inventories primarily include land held for development and sale. Inventories are stated at cost, less reimbursements, unless the inventory within a community is determined to be impaired, in which case the impaired inventory would be written down to fair market value. Capitalized direct and indirect inventory costs include land, land in which the Company has the rights to receive in accordance with a disposition and development agreement, horizontal development costs, real estate taxes, and interest related to financing development and construction. During the years ended December 31, 2025, 2024 and 2023, the Company incurred interest expense, including amortization of debt issuance costs, all of which was capitalized into inventories, of $56.1 million, $61.5 million and $53.8 million, respectively. Horizontal development costs can be further broken down to costs incurred to entitle and permit the land for its intended use; costs incurred for infrastructure projects, such as public schools, utilities, roads, and bridges; and site costs, such as grading and amenities, to bring the land to a saleable state. Certain public infrastructure project costs incurred by the Company are eligible for reimbursement, typically, from the proceeds of Community Facilities District ("CFD") bond debt, state and federal grants or property tax assessments. Costs that cannot be clearly associated with the acquisition, development, and construction of a real estate project and selling expenses are expensed as incurred. Selling and advertising costs were $3.5 million, $3.3 million and $3.6 million during the years ended December 31, 2025, 2024 and 2023, respectively.

Capitalized inventory costs that are allocated to individual parcels within a project are allocated to the parcels benefited using relative sales value. Under the relative sales value method, each parcel sold in the project under development is allocated costs incurred and estimates of future inventory costs in proportion to the sales price of the sold parcel relative to the estimated overall sales prices of the project. Since this method requires the Company to estimate future development costs and the expected sales price for future land sales, the profit margin on subsequent parcels sold will be affected by both changes in the estimated total revenues, as well as any changes in the estimated total cost of the project.

Intangible Assets—The Company records intangible asset amortization expense straight-line over the useful life or over the contract period based on the pattern in which the Company expects to recognize the economic benefits from the intangible asset.

Receivables—The Company evaluates the carrying value of receivables, which includes receivables from related parties, at each reporting date to determine the need for an allowance for expected credit losses. At December 31, 2025 and 2024, there was no material allowance for credit losses.

Leases—Under ASC Topic 842, *Leases*, the Company determines at contract inception if an arrangement contains a lease. If the contract contains a lease, the Company determines the classification of such lease. The Company has elected the practical expedient to not separate lease and nonlease components for both lessee and lessor arrangements. For operating leases with an expected term greater than one year in which the Company is the lessee, operating right of use ("ROU") assets and operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term.

When the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is derived from assessment of the credit quality of the Company and adjusted to reflect secured borrowing, estimated yield curves and long-term spread adjustments over appropriate tenors. The Company only includes renewal options in the lease term when it is reasonably certain that it will exercise such options.

The Company excludes the recognition of short-term leases on the balance sheet and lease payments for short term leases are recognized as an expense in the consolidated statements of operations on a straight-line basis over the lease term.

Fair value measurements—ASC Topic 820, *Fair Value Measurement,* emphasizes that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. The following hierarchy classifies the inputs used to determine fair value into three levels:

Level 1—Quoted prices for identical instruments in active markets

Level 2—Quoted prices for similar instruments in active markets or inputs, other than quoted prices, that are observable for the instrument either directly or indirectly

Level 3—Significant inputs to the valuation model are unobservable

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Income taxes—The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes* ("ASC 740"), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered.

The Holding Company has elected to be treated as a corporation for U.S. federal, state, and local tax purposes and determines the provision or benefit for income taxes on an interim basis using an estimate of its annual effective tax rate and the impact of specific events as they occur.

The Company's estimate of the Holding Company's annual effective tax rate is subject to change based on changes in federal and state tax laws and regulations, the Holding Company's ownership interest in the Operating Company and the Operating Company's ownership in the San Francisco Venture and other less than wholly owned subsidiaries, and the Company's assessment of any required deferred tax asset valuation allowance. Cumulative adjustments are made in interim periods in which the Company identifies a change in its estimate of the amount of future tax benefit when it is more likely than not that some portion of the deferred tax assets will not be realized. Among other things, the nature, frequency and severity of prior cumulative losses, forecasts of future taxable income, the duration of statutory carryforward periods, the Company's utilization experience with operating loss and tax credit carryforwards and tax planning alternatives are considered and evaluated when assessing the need for a valuation allowance. Any increase or decrease in a valuation allowance could have a material adverse effect or beneficial effect on the Holding Company's income tax provision and net income or loss in the period the determination is made. The Holding Company recognizes interest or penalties related to income tax matters in income tax expense.

Miscellaneous other income (expense)—Miscellaneous other income (expense) consisted of the following (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Net periodic pension benefit (cost)	$ 67	$ (49)	$ (82)
Other [1]	753	(5,928)	(694)
Total miscellaneous other income (expense)	$ 820	$ (5,977)	$ (776)

(1) In January 2024, the Company settled an exchange offer on its $625.0 million 7.875% Senior Notes (see Note 11). For the years ended December 31, 2024 and 2023, the Company incurred $5.9 million and $1.8 million, respectively, in third party costs related to the debt modification, which is included in other in the table above.

Recently adopted and issued accounting pronouncements—In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which primarily requires expanded disclosures for income taxes paid and the effective tax rate reconciliation. The standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retrospective basis. The Company has adopted this standard for the current year consolidated financial statements and has applied this standard retrospectively for all prior periods presented in the consolidated financial statements (see Notes 15 and 19).

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which primarily requires disclosure of disaggregated information about certain income statement expense line items in the notes to the financial statements on an interim and annual basis. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted and can be applied on either a prospective or retrospective basis. The Company is currently evaluating the effect of this update on the Company's financial statement disclosures.

3.   ACQUISITIONS

On July 31, 2025 (the "Acquisition Date"), the Company acquired substantially all of the assets associated with the residential asset management business of Hearthstone, Inc., a provider of capital solutions to the U.S. homebuilding industry, by purchasing 75% of the outstanding Class A units of HRH for an all cash purchase price of $57.6 million. This acquisition positions the Company as an active manager of capital solutions for the homebuilding industry primarily through land banking.

The acquisition was accounted for as a business combination under ASC Topic 805, *Business Combinations* ("ASC 805").

The following table summarizes the amounts recognized for the estimated fair value of the assets acquired, liabilities assumed and noncontrolling interests of the Hearthstone Venture and resulting goodwill as of the Acquisition Date (in thousands):

Consideration	$ 57,562
Recognized amounts of identifiable assets acquired and liabilities assumed	
Cash and cash equivalents	2,255
Related party receivables and contract assets	10,653
Investment in funds	16,508
Intangible assets	13,672
Other assets	1,113
Total assets	44,201
Accounts payable and other liabilities	12,209
Total liabilities	12,209
Net identifiable assets acquired	31,992
Goodwill	69,812
Net assets acquired	101,804
Less: redeemable noncontrolling interests in the Hearthstone Venture	44,242
	$ 57,562

A third-party valuation specialist assisted the Company in estimating the fair values of the assets acquired, liabilities assumed and noncontrolling interests in the Hearthstone Venture. The identifiable intangible assets acquired include investor relationships and joint venture projects, which were valued at $7.3 million and $6.4 million, respectively. The fair values of these intangible assets were determined using income-based valuation approaches, specifically the multi-period excess earnings method. The investor relationships intangible asset was valued based on projected revenue growth and estimated attrition rates of existing investors, while the joint venture projects intangible asset was valued based on projected net revenue from existing joint venture contracts. The estimated remaining useful lives of both intangible assets are seven years.

The fair value of the noncontrolling interests (see Note 6) was based on the stated unit values, which the Company determined approximated fair value, and discounted cash flow analyses. These fair value measurements are based on significant inputs that are not observable in the market and thus represent a fair value measurement categorized within Level 3 of the fair value hierarchy. Key assumptions include discount rates consistent with expected returns on comparable private real estate funds ranging from 15% to 20%.

Goodwill primarily represents the value of expected operational synergies, enhanced scale and market presence, the assembled workforce, and other intangible benefits expected to be realized from integrating the Hearthstone Venture platform with the Company's existing operations. The Company expects $39.8 million, the portion of goodwill attributable to its ownership interest, will be deductible for tax purposes. All of the goodwill was assigned to the Hearthstone segment. At December 31, 2025, the carrying value of goodwill was $69.8 million.

During the year ended December 31, 2025, the Company incurred $1.6 million in acquisition costs. The acquisition costs are included in selling, general, and administrative expenses on the accompanying consolidated statement of operations.

Revenues and earnings of the Hearthstone Venture included in the Company's consolidated statements of operations from the Acquisition Date through December 31, 2025, were $11.8 million and $3.9 million, respectively.

Unaudited Pro Forma

The following table presents the Company's unaudited pro forma consolidated revenues and net income for the years ended December 31, 2025 and 2024 as if the Hearthstone Venture acquisition had occurred on January 1, 2024 (in thousands):

	Year Ended December 31,			
	2025		2024	
Revenues	$	120,844	$	254,255
Net income		187,362		179,419

These amounts have been calculated after applying the Company's accounting policies, including acquisition costs in the earnings of the earliest period and adjusting the results of the Hearthstone Venture to reflect amortization for intangible assets and tax effects.

4.   REVENUES

The following tables present the Company's consolidated revenues disaggregated by revenue source and reporting segment (see Note 16) (in thousands):

	Year Ended December 31, 2025									
	Valencia		San Francisco		Great Park[1]		Hearthstone[2]		Total	
Land sales and land sales—related party	$	42,450	$	—	$	—	$	—	$	42,450
Management services—related party		—		—		53,512		11,792		65,304
Operating properties		405		—		—		—		405
		42,855		—		53,512		11,792		108,159
Operating properties leasing revenues		1,162		699		—		—		1,861
	$	44,017	$	699	$	53,512	$	11,792	$	110,020

	Year Ended December 31, 2024									
	Valencia		San Francisco		Great Park[1]		Unallocated		Total	
Land sales and land sales—related party	$	139,097	$	—	$	—	$	—	$	139,097
Management services—related party		—		—		95,955		449		96,404
Operating properties		483		—		—		—		483
		139,580		—		95,955		449		235,984
Operating properties leasing revenues		1,264		678		—		—		1,942
	$	140,844	$	678	$	95,955	$	449	$	237,926

	Year Ended December 31, 2023									
	Valencia		San Francisco		Great Park[1]		Unallocated		Total	
Land sales and land sales—related party	$	161,391	$	—	$	—	$	—	$	161,391
Management services—related party		—		—		47,190		431		47,621
Operating properties		840		—		—		—		840
		162,231		—		47,190		431		209,852
Operating properties leasing revenues		1,226		654		—		—		1,880
	$	163,457	$	654	$	47,190	$	431	$	211,732

(1) The tables above do not include revenues of the Great Park Venture, which are included in the Company's reporting segment totals (see Notes 5 and 16).

(2) Hearthstone revenues are for the period from the Acquisition Date through December 31, 2025.

The Company, through Five Point Communities, LP ("FP LP"), and Five Point Communities Management, Inc., ("FP Inc." and together with FP LP, the "Management Company"), has a development management agreement, as amended and restated ("A&R DMA"), with the Great Park Venture. The A&R DMA had an original term commencing on December 29, 2010 and ending on December 31, 2021 (the "Initial Term"). In addition to an annual fixed base fee, the Initial Term of the A&R DMA included incentive compensation that becomes payable in connection with and as a percentage of distributions made to the members of the Great Park Venture, including distributions made in periods after the Initial Term. Consideration in the form of contingent incentive compensation from the A&R DMA was recognized as revenue and a contract asset as services were provided over the contract term. By mutual agreement, the Initial Term had been extended through December 31, 2022 (the "2022 Extension"). In December 2022, the Company and the Great Park Venture entered into a second amendment to the A&R DMA establishing the terms of service through December 31, 2024 (the "First Renewal Term"). The compensation payable to the Company during the First Renewal Term included an annual fixed base fee and incentive compensation payments payable as a percentage of distributions made to the members of the Great Park Venture during the First Renewal Term. In September 2024, the Company and the Great Park Venture entered into a third amendment to the A&R DMA. Under the third amendment, the term of the A&R DMA has been renewed through December 31, 2026 (the "Second Renewal Term"). The compensation payable to the Company during the Second Renewal Term includes a $13.5 million annual fixed base fee beginning in 2025, which reflects an increase from the $12.0 million annual fixed base fee under the First Renewal Term, and incentive compensation payments payable as a percentage of distributions made to the members of the Great Park Venture during the Second Renewal Term.

Due to the contingencies associated with estimating the amount of incentive compensation that ultimately will become payable for services provided, the Company has constrained, under the guidance of ASC Topic 606, its estimate of incentive compensation revenues such that the Company believes that a significant reversal of revenues is not probable of occurring. As the contingencies are resolved in future periods, the Company may record adjustments to revenue to reflect changes in the Company's estimate of incentive compensation expected to be received. Significant judgment is involved in management's estimate of the amount of variable consideration included in the transaction price. In making this estimate, management utilizes projected cash flows of the operations of the Great Park Venture. These cash flows are significantly affected by estimates and assumptions related to market supply and demand, the local economy, projected pace of sales of homesites, projected pricing over the estimated selling period, the length of the estimated development and selling periods, remaining development, general, and administrative costs, the contract period, and other factors.

The Hearthstone Venture generates asset management fee revenues, primarily from the management of land banking funds. Asset management services are satisfied over time because the customer receives and consumes the benefits of the management services daily. Base fee consideration is variable since over the contract period the management fee varies based on fluctuations in the basis of the calculation. The basis of the calculation is the amount of invested capital, or a similar measurement, multiplied by a defined fee rate. The base management fee is generally calculated and payable monthly allowing any uncertainty about the amount of the fee to be resolved and the full amount of the fee to be recognized as revenue during the reporting period. Any uncollected fees are recognized as a receivable and included in related party assets on the consolidated balance sheet. The Hearthstone Venture's asset management contracts may also contain a performance fee payable upon a managed fund achieving a defined rate of return to the customer. Performance fees are recognized as management services are provided over the service period estimated to be needed to reach the performance threshold. Performance fees are constrained and only recognized to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. When performance fees are recognized in advance of payments due, a contract asset is recognized and is included in related party assets on the consolidated balance sheet.

Contract balances are recorded on the consolidated balance sheet in either related party assets or other assets for receivables from customers and contract assets (unbilled receivables) depending on whether the customer is a related party. Similarly, contract liabilities (deferred revenue) are included in accounts payable and other liabilities or related party liabilities.

The opening and closing balances of the Company's contract assets for the year ended December 31, 2025 were $101.8 million ($100.8 million related party, see Note 10) and $89.7 million ($87.5 million related party, see Note 10), respectively. The net decrease of $12.1 million between the opening and closing balances of the Company's contract assets primarily resulted from the receipt of $62.8 million in incentive compensation payments from the Great Park Venture partially offset by (i) additional incentive compensation revenue recognized during the period that resulted from changes in the estimated constrained transaction price of the A&R DMA and (ii) $10.4 million primarily for performance fees recognized as part of the Hearthstone Venture's acquisition (see Note 3). The Company received an additional $5.1 million in incentive compensation payments from the Great Park Venture related to the Second Renewal Term during the year ended December 31, 2025. The balance represents a contract liability for payments received prior to the satisfaction of the associated performance obligation and is included in related party liabilities as of December 31, 2025.

The opening and closing balances of the Company's contract assets for the year ended December 31, 2024 were $72.1 million ($69.1 million related party, see Note 10) and $101.8 million ($100.8 million related party, see Note 10), respectively. The net increase of $29.7 million between the opening and closing balances of the Company's contract assets primarily resulted from additional incentive compensation revenue recognized during the period that resulted from changes in the estimated constrained transaction price of the A&R DMA partially offset by the receipt of $50.9 million in incentive compensation payments from the Great Park Venture and the receipt of marketing fees from prior period land sales.

Other than the incentive compensation contract liability, the opening and closing balances of the Company's other receivables from contracts with customers and contract liabilities for the years ended December 31, 2025 and 2024 were insignificant.

The Company applies the disclosure exemptions associated with remaining performance obligations for contracts with an original expected term of one year or less, contracts for which revenue is recognized in proportion to the amount of services performed and variable consideration that is allocated to wholly unsatisfied performance obligations for services that form part of a series of services.

5. INVESTMENT IN UNCONSOLIDATED ENTITIES

Great Park Venture

The Great Park Venture previously had two classes of membership interests—"Percentage Interests" and "Legacy Interests." The Operating Company owned 37.5% of the Great Park Venture's Percentage Interests as of December 31, 2025. Legacy Interest holders were entitled to receive priority distributions in an aggregate amount equal to $565.0 million, all of which had been distributed as of December 31, 2024, as a result of which, the Legacy Interests are no longer deemed to be outstanding.

During the year ended December 31, 2025, the Great Park Venture made aggregate distributions of $672.0 million to holders of Percentage Interests. The Company received $252.0 million for its 37.5% Percentage Interest. During the year ended December 31, 2024, the Great Park Venture made aggregate distributions of $18.1 million to holders of Legacy Interests and $485.1 million to holders of Percentage Interests. The Company received $181.9 million for its 37.5% Percentage Interest.

The Great Park Venture is the owner of Great Park Neighborhoods, a mixed-use planned community located in Orange County, California. The Company, through the A&R DMA, as amended, manages the planning, development and sale of the Great Park Neighborhoods and supervises the day-to-day affairs of the Great Park Venture. The Great Park Venture is governed by an executive committee of representatives appointed by the holders of Percentage Interests. The Company serves as the administrative member but does not control the actions of the executive committee. The Company accounts for its investment in the Great Park Venture using the equity method of accounting.

The carrying value of the Company's investment in the Great Park Venture, acquired through a series of acquisitions in May 2016 (the "Formation Transactions"), is higher than the Company's underlying share of equity in the carrying value of net assets of the Great Park Venture resulting in a basis difference. The Company's earnings or losses from the equity method investment are adjusted by amortization and accretion of the basis differences as the assets (mainly inventory) and liabilities that gave rise to the basis difference are sold, settled or amortized.

During the year ended December 31, 2025, the Great Park Venture recognized no land sale revenues to related parties of the Company and $825.7 million in land sale revenues to third parties, of which $224.9 million relates to homesites sold to an unaffiliated land banking entity whereby Lennar retained the option to acquire these homesites in the future from the land bank entity.

During the year ended December 31, 2024, the Great Park Venture recognized $22.6 million in land sale revenues to related parties of the Company and $590.2 million in land sale revenues to third parties.

During the year ended December 31, 2023, the Great Park Venture recognized $16.2 million in land sale revenues to related parties of the Company and $538.6 million in land sale revenues to third parties, of which $357.8 million relates to homesites sold to an unaffiliated land banking entity whereby Lennar retained the option to acquire these homesites in the future from the land bank entity.

The following table summarizes the statements of operations of the Great Park Venture for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Land sale and related party land sale revenues	$ 825,659	$ 612,806	$ 554,825
Cost of land sales	(195,900)	(144,876)	(237,309)
Other costs and expenses	(45,280)	(118,746)	(66,906)
Net income of Great Park Venture	$ 584,479	$ 349,184	$ 250,610
The Company's share of net income	$ 219,180	$ 130,944	$ 93,979
Basis difference amortization, net	(17,891)	(11,157)	(15,032)
Equity in earnings from Great Park Venture	$ 201,289	$ 119,787	$ 78,947

The following table summarizes the balance sheet data of the Great Park Venture and the Company's investment balance as of December 31, 2025 and 2024 (in thousands):

	2025	2024
Inventories	$ 153,117	$ 274,738
Cash and cash equivalents	187,574	118,256
Contract assets and receivables, net	28,090	169,604
Total assets	$ 368,781	$ 562,598
Accounts payable and other liabilities	$ 175,935	$ 282,277
Capital (Percentage Interest)	192,846	280,321
Total liabilities and capital	$ 368,781	$ 562,598
The Company's share of capital in Great Park Venture	$ 72,318	$ 105,121
Unamortized basis difference	28,635	46,526
The Company's investment in the Great Park Venture	$ 100,953	$ 151,647

Gateway Commercial Venture

The Company owned a 75% interest in the Gateway Commercial Venture as of December 31, 2025. The Gateway Commercial Venture is governed by an executive committee in which the Company is entitled to appoint two individuals. One of the other members of the Gateway Commercial Venture is also entitled to appoint two individuals to the executive committee. The unanimous approval of the executive committee is required for certain matters, which limits the Company's ability to control the Gateway Commercial Venture, however, the Company is able to exercise significant influence and therefore accounts for its investment in the Gateway Commercial Venture using the equity method. The Company is the manager of the Gateway Commercial Venture, with responsibility to manage and administer its day-to-day affairs.

The Five Point Gateway Campus (the "Five Point Gateway Campus") is a 73-acre office, medical, research and development campus located within the Great Park Neighborhoods consisting of four buildings totaling approximately one million square feet. During the year ended December 31, 2024, the Gateway Commercial Venture sold its remaining interests in the Five Point Gateway Campus, which included an approximately 189,000 square foot commercial office building and approximately 50 acres of commercial land on which up to an additional 189,000 square feet of commercial space can be developed, for a purchase price of $88.5 million. The purchase price consisted of $45.0 million in cash paid at closing and a $43.5 million note that matures in December 2026. After retiring the Gateway Commercial Venture's outstanding debt, the Gateway Commercial Venture made distributions to its members, of which the Company received $17.2 million. During the year ended December 31, 2025, the Company received $1.6 million in distributions from the Gateway Commercial Venture.

The Company and a subsidiary of Lennar Corporation separately leased portions of the building that was under the ownership of the Gateway Commercial Venture, and during the years ended December 31, 2024 and 2023, the Gateway Commercial Venture recognized $8.7 million and $8.5 million, respectively, in rental revenues from those leasing arrangements.

The following table summarizes the statements of operations of the Gateway Commercial Venture for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Rental revenues	$ —	$ 8,747	$ 8,482
Rental operating and other expenses	(291)	(3,509)	(5,821)
Depreciation and amortization	—	(4,011)	(4,015)
Gain on sale of assets, net	—	17,826	—
Interest income	2,219	—	—
Interest expense	—	(2,590)	(2,531)
Net income (loss) of Gateway Commercial Venture	$ 1,928	$ 16,463	$ (3,885)
Equity in earnings (loss) from Gateway Commercial Venture	$ 1,446	$ 12,347	$ (2,914)

The following table summarizes the balance sheet data of the Gateway Commercial Venture and the Company's investment balance as of December 31, 2025 and 2024 (in thousands):

	2025	2024
Cash and restricted cash	$ 41	$ 257
Note receivable and other assets	43,681	43,667
Total assets	$ 43,722	$ 43,924
Members' capital	$ 43,722	$ 43,924
Total liabilities and capital	$ 43,722	$ 43,924
The Company's investment in the Gateway Commercial Venture	$ 32,792	$ 32,943

Hearthstone Funds

The Hearthstone Venture has ownership interests in individual funds that primarily engage in land banking. The Hearthstone Venture is the general partner or managing member of each fund and holds an economic interest between 1% and 3%. The Hearthstone Funds make investments in separate project limited partnerships that acquire land to be developed and contract with preapproved homebuilders through option and development agreements to construct improvements and purchase lots on agreed-upon terms and conditions. The Hearthstone Venture does not have a controlling financial interest in any of the Hearthstone Funds, however, the Hearthstone Venture has the ability to significantly influence the operating and financial policies of the Hearthstone Funds, and therefore it accounts for its investments in the funds using the equity method.

Several of the Hearthstone Funds utilize financing arrangements to partially fund the acquisition of land. The debt is non-recourse to the Hearthstone Venture other than in the case of customary "bad act" exceptions or bankruptcy or insolvency events.

The following table summarizes the statements of operations of the Hearthstone Funds from the Acquisition Date through December 31, 2025 (in thousands):

	2025
Total revenues	$ 468,036
Total expenses	(447,933)
Total net income	$ 20,103
Equity in earnings from the Hearthstone Funds	$ 397

The following table summarizes the balance sheet data of the Hearthstone Funds as of December 31, 2025 (in thousands):

	2025
Total assets	$ 3,328,424
Total liabilities	$ 1,613,133
The Company's investment in the Hearthstone Funds	$ 18,923

6. NONCONTROLLING INTERESTS

The Operating Company

The Holding Company's wholly owned subsidiary is the managing general partner of the Operating Company, and at December 31, 2025, the Holding Company and its wholly owned subsidiary owned approximately 65.0% of the outstanding Class A Common Units and 100% of the outstanding Class B Common Units of the Operating Company. The Holding Company consolidates the financial results of the Operating Company and its subsidiaries and records a noncontrolling interest for the remaining 35.0% of the outstanding Class A Common Units of the Operating Company that are owned separately by affiliates of Lennar Corporation ("Lennar") and GFFP Holdings, LLC ("GFFP").

After a 12 month holding period, holders of Class A Common Units of the Operating Company may exchange their units for, at the Company's option, either (i) Class A common shares on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events), or (ii) cash in an amount equal to the market value of such shares at the time of exchange. In either situation, an equal number of that holder's Class B common shares will automatically convert into Class A common shares, at a ratio of 0.0003 Class A common shares for each Class B common share. This exchange right is currently exercisable by all holders of outstanding Class A Common Units of the Operating Company.

With each exchange of Class A Common Units of the Operating Company for Class A common shares, the Holding Company's percentage ownership interest in the Operating Company and its share of the Operating Company's cash distributions and profits and losses will increase. Additionally, other issuances of common shares of the Holding Company or common units of the Operating Company result in changes to the noncontrolling interest percentage. Such equity transactions result in an adjustment between members' capital and the noncontrolling interest in the Company's consolidated balance sheet and statement of capital to account for the changes in the noncontrolling interest ownership percentage as well as any change in total net assets of the Company.

The terms of the Operating Company's Limited Partnership Agreement ("LPA") provide for the payment of tax distributions to the Operating Company's partners in an amount equal to the estimated income tax liabilities resulting from taxable income or gain allocated to those parties. The tax distribution provisions in the LPA were included in the Operating Company's governing documents adopted prior to the Company's initial public offering and were designed to provide funds necessary to pay tax liabilities for income that might be allocated, but not paid, to the partners.

Tax distributions to the partners of the Operating Company for the years ended December 31, 2025, 2024 and 2023, were as follows (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Management Partner	$ 448	$ 1,061	$ 4,033
Other partners (excluding the Holding Company)	12,160	6,618	—
Total tax distributions	$ 12,608	$ 7,679	$ 4,033

Generally, tax distributions are treated as advance distributions under the LPA and are taken into account when determining the amounts otherwise distributable or as an adjustment to the shares issuable upon an exchange of Class A Common Units under the LPA.

An entity controlled by Emile Haddad, the Company's Chairman Emeritus of the Board of Directors and former Chief Executive Officer (the "Management Partner") previously owned 3,137,134 Class A Common Units of the Operating Company. On October 13, 2025, the Management Partner exchanged 3,137,134 Class A Common Units of the Operating Company, and in exchange therefor, received 1,109,172 Class A common shares of the Holding Company. The remaining 2,027,962 Class A Common Units owned by the Management Partner were returned to the Operating Company in accordance with the tax distribution dilution provisions of the LPA and were canceled.

During the years ended December 31, 2025, 2024 and 2023, the Holding Company's ownership interest in the Operating Company also changed as a result of net equity transactions related to the Company's share-based compensation plan.

The San Francisco Venture

The San Francisco Venture, the entity developing the Candlestick and The San Francisco Shipyard communities, has three classes of units—Class A units, Class B units and Class C units. The Operating Company acquired a controlling interest in the San Francisco Venture in the May 2016 Formation Transactions by acquiring all of the outstanding Class B units of the San Francisco Venture. All of the outstanding Class A units are owned by Lennar and GFFP. The Class A units of the San Francisco Venture are intended to be substantially economically equivalent to the Class A Common Units of the Operating Company. The Class A units of the San Francisco Venture represent noncontrolling interests to the Operating Company.

Holders of Class A units of the San Francisco Venture can redeem their units at any time and receive Class A Common Units of the Operating Company on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events). If a holder requests a redemption of Class A units of the San Francisco Venture that would result in the Holding Company's ownership of the Operating Company falling below 50.1%, the Holding Company has the option of satisfying the redemption with Class A common shares instead. The Company also has the option, at any time, to acquire outstanding Class A units of the San Francisco Venture in exchange for Class A Common Units of the Operating Company. The 12 month holding period for any Class A Common Units of the Operating Company issued in exchange for

Class A units of the San Francisco Venture is calculated by including the period that such Class A units of the San Francisco Venture were owned. This exchange right is currently exercisable by all holders of outstanding Class A units of the San Francisco Venture.

Redeemable Noncontrolling Interest (San Francisco Class C units)

In 2019, the San Francisco Venture issued 25.0 million Class C units to an affiliate of Lennar in exchange for a contribution of $25.0 million to the San Francisco Venture. Provided that Lennar completes the construction of a certain number of new homes in Candlestick as contemplated under purchase and sale agreements with the Company, the San Francisco Venture is required to redeem the Class C units if and when the Company receives reimbursements from the Mello-Roos community facilities district formed for the development, in an aggregate amount equal to 50% of any reimbursements received up to a maximum amount of $25.0 million. The San Francisco Venture also maintains the ability to redeem the then outstanding balance of Class C units for cash at any time. Upon a liquidation of the San Francisco Venture, the holders of Class C units are entitled to a liquidation preference. The maximum amount payable by the San Francisco Venture pursuant to redemptions or liquidation of the Class C units is $25.0 million. The holders of Class C units are not entitled to receive any other forms of distributions and are not entitled to any voting rights. In connection with the issuance of the Class C units, the San Francisco Venture agreed to spend $25.0 million on the development of infrastructure and/or parking facilities at the Company's Candlestick development. At each of December 31, 2025 and 2024, $25.0 million of Class C units were outstanding and included in redeemable noncontrolling interests on the consolidated balance sheets.

Redeemable Noncontrolling Interest (Hearthstone Venture)

Interests in the Hearthstone Venture include Class A units and Class B units of HRH. The Class A units represent common equity interests that participate in profits and losses proportionately, while the Class B units represent a separate class of nonvoting preferred interests. The Class B units have a stated value of $1,000 per unit and accrue a preferred return at a rate equal to 10% per annum or less, as defined in HRH's operating agreement. The Class B interests are entitled to receive distributions of unpaid preferred return and capital prior to any distributions to the Class A Unit members. At December 31, 2025, the Company held 75% of the outstanding Class A units. Other members of HRH held the remaining 25% of the outstanding Class A units and 10,472 Class B units representing 100% of the outstanding Class B units. In the event HRH calls capital, the portion attributable to the Class A units held by the other members will be satisfied by automatic conversion of Class B units into Class A units at a value of $1,000 per Class B Unit, until all Class B units are fully converted.

The Class A units and Class B units held by other members of HRH are redeemable at the option of the Company or the other members after July 31, 2031, and upon the occurrence of certain events prior to July 31, 2031. The redemption value of the Class A units will be fair market value as of the redemption date, while the redemption value of Class B units will be equal to $1,000 per unit plus any unpaid preferred return. Class A units and Class B units held by other members are included in redeemable noncontrolling interests on the consolidated balance sheets. The redeemable noncontrolling interests are measured at the greater of carrying amount or redemption value at each reporting date.

HRH consolidates subsidiary asset management entities (collectively, the "Hearthstone Professional Entities"). Each of the Hearthstone Professional Entities is governed by a limited liability company agreement under which HRH serves as managing member, and legacy members hold minority ownership interests. The legacy members are entitled to receive distributions of profits and fees generated from legacy investment and management activities, including certain promote fees, in accordance with the terms of their respective operating agreements. These distribution rights are limited to historical projects and diminish over time as the related investments in those projects are realized or liquidated. The legacy member interests will be fully redeemed once all distributions and allocations to which they are entitled have been made. The legacy member interests are included in redeemable noncontrolling interests on the consolidated balance sheets.

The carrying amount of the Hearthstone Venture redeemable noncontrolling interests as of July 31, 2025, the Acquisition Date, and December 31, 2025 were as follows (in thousands):

	HRH Class A Unit Noncontrolling Interests	HRH Class B Unit Noncontrolling Interests	Hearthstone Professional Entities Noncontrolling Interests	Total Hearthstone Venture Redeemable Noncontrolling Interests
BALANCE - July 31, 2025	$ 19,188	$ 12,072	$ 12,982	$ 44,242
Hearthstone Venture net income allocation	857	455	—	1,312
Class B unit conversions	1,600	(1,600)	—	—
Distributions and redemptions	—	(188)	(211)	(399)
BALANCE - December 31, 2025	$ 21,645	$ 10,739	$ 12,771	$ 45,155

7.   CONSOLIDATED VARIABLE INTEREST ENTITY

The Holding Company conducts all of its operations through the Operating Company, a consolidated VIE, and as a result, substantially all of the Company's assets and liabilities represent the assets and liabilities of the Operating Company, other than items attributed to income taxes and the payable pursuant to tax receivable agreement ("TRA"). The Operating Company has investments in and consolidates the assets and liabilities of the San Francisco Venture, FP LP, Five Point Land, LLC ("FPL"), the entity developing Valencia, and the Hearthstone Professional Entities, all of which have also been determined to be VIEs.

The San Francisco Venture is a VIE as the other members of the venture, individually or as a group, are not able to exercise kick-out rights or substantive participating rights. The Company applied the variable interest model and determined that it is the primary beneficiary of the San Francisco Venture and, accordingly, the San Francisco Venture is consolidated in the Company's results. In making that determination, the Company evaluated that the Operating Company has unilateral and unconditional power to make decisions in regards to the activities that significantly impact the economics of the VIE, which are the development of properties, marketing and sale of properties, acquisition of land and other real estate properties and obtaining land ownership or ground lease for the underlying properties to be developed. The Company is determined to have more-than-insignificant economic benefit from the San Francisco Venture because, excluding Class C units, the Operating Company can prevent or cause the San Francisco Venture from making distributions on its units, and the Operating Company would receive 99% of any such distributions made (assuming no distributions had been paid on the Class A Common Units of the Operating Company). In addition, the San Francisco Venture is only allowed to make a capital call on the Operating Company and not any other interest holders, which could be a significant financial risk to the Operating Company.

As of December 31, 2025, the San Francisco Venture had total combined assets of $1.48 billion, primarily comprised of $1.48 billion of inventories, and total combined liabilities of $68.8 million, including $64.7 million in related party liabilities.

As of December 31, 2024, the San Francisco Venture had total combined assets of $1.42 billion, primarily comprised of $1.42 billion of inventories and $0.9 million in related party assets, and total combined liabilities of $68.4 million, including $62.1 million in related party liabilities.

Those assets are owned by, and those liabilities are obligations of, the San Francisco Venture, not the Company. The San Francisco Venture's operating subsidiaries are not guarantors of the Company's obligations, and the assets held by the San Francisco Venture's operating subsidiaries may only be used as collateral for the obligations of the operating subsidiaries. The creditors of the San Francisco Venture do not have recourse to the assets of the Operating Company, as the VIE's primary beneficiary, or of the Holding Company.

The Company and the other members do not generally have an obligation to make capital contributions to the San Francisco Venture. In addition, there are no liquidity arrangements or agreements to fund capital or purchase assets that could require the Company to provide financial support to the San Francisco Venture. The Company does not guarantee any debt of the San Francisco Venture. However, the Operating Company has guaranteed the performance of payment by the San Francisco Venture in accordance with the redemption terms of the Class C units of the San Francisco Venture (see Note 6).

FP LP and FPL are VIEs because the other partners or members have disproportionately fewer voting rights and substantially all of the activities of the entities are conducted on behalf of the other partners or members and their related parties. The Operating Company, or a wholly owned subsidiary of the Operating Company, is the primary beneficiary of FP LP and FPL.

As of December 31, 2025, FP LP and FPL had combined assets of $1.1 billion, primarily comprised of $963.7 million of inventories, $4.4 million of intangibles and $77.2 million in related party assets, and total combined liabilities of $60.7 million, including $54.7 million in accounts payable and other liabilities and $6.0 million in related party liabilities.

As of December 31, 2024, FP LP and FPL had combined assets of $1.0 billion, primarily comprised of $876.2 million of inventories, $9.0 million of intangibles and $100.8 million in related party assets, and total combined liabilities of $62.0 million, including $61.1 million in accounts payable and other liabilities and $0.8 million in related party liabilities.

The Hearthstone Professional Entities are VIEs, as the other members of such entities, either individually or as a group, are not able to exercise kick-out rights and do not hold substantive participating rights. HRH is the primary beneficiary of the Hearthstone Professional Entities, and as of December 31, 2025, the total combined assets of the Hearthstone Professional Entities were $33.0 million, primarily comprised of investments in the Hearthstone Funds, and total combined liabilities were $0.3 million.

The Company evaluates its primary beneficiary designation on an ongoing basis and assesses the appropriateness of the VIE's status when events have occurred that would trigger such an analysis. During the years ended December 31, 2025, 2024 and 2023, respectively, there were no VIEs that were deconsolidated.

8.   PROPERTIES AND EQUIPMENT, NET

Properties and equipment as of December 31, 2025 and 2024 consisted of the following (in thousands):

	2025	2024
Agriculture operating properties and equipment	$ 30,928	$ 30,711
Furniture, fixtures, and other	7,736	7,758
Total properties and equipment	38,664	38,469
Accumulated depreciation	(9,400)	(8,982)
Properties and equipment, net	$ 29,264	$ 29,487

Depreciation expense was $0.3 million, $0.3 million and $1.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

9.   INTANGIBLE ASSETS, NET—RELATED PARTY

Intangible assets consist of (i) the contract value of the incentive compensation provisions of the A&R DMA with the Great Park Venture acquired in the Formation Transactions (see Note 10) and (ii) identifiable intangible assets acquired in connection with the acquisition of the Hearthstone Venture (see Note 3). The intangible assets acquired through the Hearthstone Venture acquisition include (i) investor relationships representing established relationships with institutional investors and capital partners that are expected to contribute recurring fee revenues and (ii) joint venture projects representing contractual rights to earn management and performance fees from existing residential financing and development arrangements. The incentive compensation intangible asset will be amortized over the contract period based on the pattern in which the economic benefits are expected to be received, while the Hearthstone Venture intangible assets will be amortized on a straight-line basis over an estimated useful life of seven years.

 The carrying amount and accumulated amortization of the intangible assets as of December 31, 2025 and 2024 were as follows (in thousands):

	2025			2024		
	Gross carrying amount	Accumulated amortization	Net book value	Gross carrying amount	Accumulated amortization	Net book value
Hearthstone intangible assets	$ 13,672	$ (814)	$ 12,858	$ —	$ —	$ —
Great Park A&R DMA incentive compensation	129,705	(125,313)	4,392	129,705	(120,668)	9,037
	$ 143,377	$ (126,127)	$ 17,250	$ 129,705	$ (120,668)	$ 9,037

Intangible asset amortization expense, as a result of revenue recognition attributable to incentive compensation, was $4.6 million, $16.2 million and $15.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. Amortization expense is included in the cost of management services in the accompanying consolidated statements of operations and is included in the Great Park segment.

Intangible asset amortization expense for the Hearthstone Venture intangible assets was $0.8 million for the year ended December 31, 2025. Amortization expense is included in the cost of management services in the accompanying consolidated statement of operations and is included in the Hearthstone segment.

10. RELATED PARTY TRANSACTIONS

Related party assets and liabilities included in the Company's consolidated balance sheets as of December 31, 2025 and 2024 consisted of the following (in thousands):

	2025	2024
Related Party Assets:		
Contract assets (see Note 4)	$ 87,534	$ 100,793
Other	1,975	877
	$ 89,509	$ 101,670
Related Party Liabilities:		
Reimbursement obligation	$ 64,736	$ 62,057
Other	6,237	1,240
	$ 70,973	$ 63,297

Development Management Agreement with the Great Park Venture (Incentive Compensation Contract Asset)

In 2010, the Great Park Venture, the Company's equity method investee, engaged the Management Company under a development management agreement to provide management services to the Great Park Venture. In September 2024, the Company and the Great Park Venture extended the A&R DMA through December 31, 2026. The compensation structure in place consists of a base fee and incentive compensation. Incentive compensation is 9% of distributions available to be made by the Great Park Venture to its Percentage Interests holders (see Note 5). If the A&R DMA is not extended by mutual agreement of the parties beyond December 31, 2026 and the Company is no longer providing management services subsequent to December 31, 2026, the Company will continue to be entitled to 6.75% of distributions paid thereafter.

During the years ended December 31, 2025 and 2024, the Great Park Venture made incentive compensation payments of $68.0 million and $49.1 million, respectively, to the Company. Additionally, during the year ended December 31, 2024, the Company received $1.8 million in incentive compensation payments attributed to Legacy Interests which were distributed to the holders of the Management Company's Class B interests. As of December 31, 2024, the holders of the Management Company's Class B interests had no further distribution rights.

For the years ended December 31, 2025, 2024 and 2023, the Company recognized revenue from management services of $53.5 million, $96.0 million and $47.2 million, respectively, related to all management fees under the A&R DMA, and such revenues are included in management services—related party in the accompanying consolidated statements of operations and are included in the Great Park segment. At December 31, 2025 and 2024, included in contract assets in the table above is $76.3 million and $99.2 million, respectively, attributed to incentive compensation revenue recognized but not yet due, and at December 31, 2025, included in other related party liabilities is $5.1 million attributed to payments received for incentive compensation revenue not yet recognized (see Note 4).

Reimbursement Obligation

The San Francisco Venture has entered into reimbursement agreements for which it has agreed to reimburse an affiliate of Lennar for a portion of the EB-5 loan liabilities and related interest that were assumed by an affiliate of Lennar in connection with the Formation Transactions.

Interest totaled $2.7 million for each of the years ended December 31, 2025, 2024 and 2023. All of the incurred interest for the years ended December 31, 2025, 2024 and 2023 was capitalized into inventories. The weighted average interest rate as of December 31, 2025 was 4.6%.

Pursuant to a reimbursement deferral agreement with an affiliate of Lennar, principal and interest payments under the related party reimbursement obligation were deferred from October 2023 through December 31, 2025. In January 2026, the Company paid $37.5 million in principal and $6.0 million in accrued interest that became due upon the expiration of the deferral agreement. An additional $21.2 million is expected to be paid in 2026, however deferral notices from the lender to the Lennar affiliate may further extend the Company's obligation to make reimbursement payments. These deferred amounts, if any, will continue to incur interest at the original interest rate.

Advisory Agreement with Emile Haddad

The Company and Emile Haddad, a member of the Company's board of directors and Chairman Emeritus, are parties to an advisory agreement with a current term ending December 1, 2028. Mr. Haddad receives an annual retainer of $1.5 million and an annual performance bonus of $1.0 million that is contingent upon the occurrence of certain vesting events. The Company incurred expense of $2.5 million and $0.1 million for the years ended December 31, 2025 and 2024, respectively, which is included in selling, general, and administrative expenses on the accompanying consolidated statements of operations.

Valencia Purchase and Sale Agreements

In 2024, the Company entered into a purchase and sale agreement with an unaffiliated land banking entity for the sale of 179 homesites on approximately 31 acres at the Company's Valencia community. Initial gross proceeds were $76.9 million, representing the base purchase price. Lennar retained the option to acquire these homesites in the future from the unaffiliated land banking entity and has historically exercised its options to acquire such homesites.

In 2023, the Company entered into a purchase and sale agreement with an unaffiliated land banking entity for the sale of 583 homesites on approximately 46 acres at the Company's Valencia community. Initial gross proceeds were $101.8 million, representing the base purchase price. Lennar retained the option to acquire these homesites in the future from the unaffiliated land banking entity and has historically exercised its options to acquire such homesites.

Gateway Commercial Venture Property Management Agreement

The Company previously entered into a property management agreement with Gateway Commercial Venture in which the Company provided certain property management services to the Five Point Gateway Campus. In each of the years ended December 31, 2024 and 2023, the Company recognized revenue from these management services of $0.4 million, which is included in management services—related party in the accompanying consolidated statements of operations. In December 2024, the Company's property management agreement with the Gateway Commercial Venture was terminated, and the Company is no longer managing any commercial operations at the Five Point Gateway Campus.

Operating Agreements with Hearthstone Funds (Performance Fee Contract Asset)

The Hearthstone Venture manages the operations and assets of the Hearthstone Funds and is entitled to receive asset management fees and in some cases performance fees from those funds upon the achievement of certain performance hurdles. During the year ended December 31, 2025, the Hearthstone Venture recognized performance fee revenue of $4.4 million, and at December 31, 2025, included in contract assets in the table above is $10.4 million attributed to performance fee revenue recognized but not yet due (see Notes 3 and 4).

11.   NOTES PAYABLE, NET

At December 31, 2025 and 2024, notes payable, net consisted of the following (in thousands):

		2025		2024
8.000% Senior Notes due 2030	$	450,000	$	—
10.500% initial rate Senior Notes due 2028		—		523,494
7.875% Senior Notes due 2025		—		1,500
Unamortized premium		—		2,591
Unamortized debt issuance costs		(6,652)		(1,848)
	$	443,348	$	525,737

Senior Notes

After completing an exchange offer in January 2024, the Operating Company and Five Point Capital Corp., a direct wholly owned subsidiary of the Operating Company (the "Co-Issuer" and, together with the Operating Company, the "Issuers"), had two tranches of unsecured senior notes outstanding, which included the 10.500% initial rate senior notes due January 2028 (the "2028 Notes") and the unexchanged portion of the 7.875% senior notes due November 2025 (the "2025 Notes").

On September 25, 2025, the Issuers offered, sold and issued $450.0 million aggregate principal amount of 8.000% unsecured senior notes due October 1, 2030 (the "2030 Notes"). Net proceeds from the offering, after underwriting fees and offering expenses, were $444.0 million. The Company incurred an additional $1.0 million in third party transaction and advisory costs in connection with the offering, resulting in aggregate debt issuance costs of $7.0 million. The 2030 Notes accrue interest at a rate of 8.000% per annum. Interest on the 2030 Notes is payable semi-annually in arrears on April 1 and October 1, commencing April 1, 2026. The 2030 Notes are guaranteed, jointly and severally, by certain direct and indirect subsidiaries of the Operating Company and are redeemable at the option of the Issuers, in whole or in part, at a declining call premium as set forth in the indenture governing the 2030 Notes, plus accrued and unpaid interest.

Also on September 25, 2025, the Issuers used the net proceeds from the issuance of the 2030 Notes, together with cash on hand, to (i) purchase $471.5 million in principal amount of the $523.5 million outstanding 2028 Notes that were validly tendered pursuant to a cash tender offer (the "Concurrent Tender Offer") and (ii) redeem $52.0 million in principal amount of the remaining 2028 Notes that were not purchased in the Concurrent Tender Offer by concurrently delivering and irrevocably depositing amounts with the indenture trustee (the "Trust Amounts") sufficient to fund the payment of the principal amount and interest due on November 15, 2025, the redemption date. After the deposit of such Trust Amounts, the indenture governing the 2028 Notes was satisfied and discharged in accordance with its terms. The Company recognized a loss on debt extinguishment totaling $1.8 million in connection with the refinancing.

Interest incurred, including amortization of debt issuance costs and premium, on the 2025 Notes, 2028 Notes and 2030 Notes during the years ended December 31, 2025, 2024 and 2023 totaled $52.9 million, $58.4 million and $50.8 million, respectively. All interest incurred was capitalized to inventories for all three years.

Revolving Credit Facility

The Operating Company has a $217.5 million unsecured revolving credit facility that matures in July 2029. Any borrowings under the revolving credit agreement will bear interest at CME Term Secured Overnight Financing Rate 1 Month plus a margin of either 2.25% or 2.50% based on the Company's leverage ratio. The revolving credit facility may be further extended to July 2030, subject to the satisfaction of certain conditions, including the approval of the administrative agent and lenders. As of December 31, 2025, no borrowings or letters of credit were outstanding on the Operating Company's revolving credit facility.

12. TAX RECEIVABLE AGREEMENT

The Company is a party to a TRA with all of the holders of Class A Common Units of the Operating Company, all the holders of Class A units of the San Francisco Venture, and prior holders of Class A Common Units of the Operating Company and prior holders of Class A units of the San Francisco Venture that have exchanged their holdings for Class A common shares (as parties to the TRA, the "TRA Parties"). The TRA provides for payment by the Company to the TRA Parties or their successors of 85% of the amount of cash savings, if any, in income tax the Company realizes as a result of:

(a) Increases in the Company's tax basis attributable to exchanges of Class A Common Units of the Operating Company for Class A common shares of the Company or cash or certain other taxable acquisitions of equity interests by the Operating Company.

The Company expects that basis adjustments resulting from these transactions, if they occur, are likely to reduce the amount of income tax the Company would otherwise be required to pay in the future.

(b) Allocations that result from the application of the principles of Section 704(c) of the Internal Revenue Code of 1986, as amended (the "Code").

Section 704(c) of the Code, and the U.S. Treasury regulations promulgated thereunder, require that items of income, gain, loss and deduction that are attributable to the Operating Company's directly and indirectly held property, including property contributed to the Operating Company pursuant to the Formation Transactions and the property held by the Operating Company prior to the Formation Transactions, must be allocated among the members of the Operating Company to take into account the difference between the fair market value and the adjusted tax basis of such assets on May 2, 2016. As a result, the Operating Company will be required to make certain special allocations of its items of income, gain, loss and deduction that are attributable to such assets.

The Company expects these allocations, like the increases in tax basis described above, are likely to reduce the amount of income tax the Company would otherwise be required to pay in the future.

(c) Tax benefits related to imputed interest or guaranteed payments deemed to be paid or incurred by the Company as a result of the TRA.

At December 31, 2025 and 2024, the Company's consolidated balance sheets included liabilities of $181.5 million and $173.4 million, respectively, for payments expected to be made under certain components of the TRA which the Company deems to be probable and estimable. Management deems a TRA payment related to the benefits expected to be received by the Company under the application of Section 704(c) of the Code to be probable and estimable when an event occurs that results in the Company measuring the Operating Company's direct or indirectly held property at fair value in the Company's consolidated balance sheet or the sale of such property at fair value. Either of these activities are indicators that the difference between the fair market value of the property and the adjusted tax basis has been or will be realized, resulting in special allocations of income, gain, loss or deduction that are likely to reduce the amount of income taxes that the Company would otherwise pay. The Company may record additional TRA liabilities related to properties not currently held at fair value when those properties are recognized or realized at fair value. Changes in the Company's estimates of the utilization of its deferred tax attributes and tax rates in effect may also result in subsequent changes to the amount of TRA liabilities recorded.

The term of the TRA will continue until all such tax benefits under the agreement have been utilized or expired, unless the Company exercises its right, subject to certain conditions of the agreement, to terminate the TRA for an amount based on an agreed value of payments remaining to be made under the agreement. No TRA payments were made during the years ended December 31, 2025, 2024 and 2023.

13.   LEASES

The Company's lessee arrangements consist of agreements to lease certain office facilities and equipment and the Company's lessor arrangements consist of leases of portions of land to third parties for agriculture or other miscellaneous uses. The Company's agricultural land lease agreements are generally short-term in nature. As of December 31, 2025, all leasing arrangements are classified as operating leases and do not contain residual value guarantees or material restrictions.

The Company's office leases have remaining lease terms of approximately three years to four years and include one or more Company options to extend the leases for up to five years and one of which includes a landlord option to terminate the lease 18 months subsequent to written notice to the Company. The Company only includes renewal options in the lease term when it is reasonably certain that it will exercise such options.

The components of lease costs were as follows for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Operating lease cost	$ 3,729	$ 702	$ 1,276
Related party operating lease cost	—	2,892	3,154
Short-term lease cost	279	736	472

Supplemental balance sheet information related to leases as of December 31, 2025 and 2024 were as follows (in thousands, except lease term in years and discount rate):

	2025	2024
Operating lease right-of-use assets	$ 11,343	$ 12,973
Operating lease liabilities	$ 9,989	$ 10,980
Weighted average remaining lease term (operating lease)	3.2	4.1
Weighted average discount rate (operating lease)	6.7 %	6.7 %

Operating lease right-of-use assets are included in other assets and operating lease liabilities are included in accounts payable and other liabilities on the consolidated balance sheets.

The table below reconciles the undiscounted cash flows to operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2025 (in thousands):

Years Ending December 31,		Rental Payments
2026	$	3,361
2027		3,502
2028		3,605
2029		673
2030		—
Thereafter		—
Total lease payments	$	11,141
Discount	$	1,152
Total operating lease liabilities	$	9,989

14.   COMMITMENTS AND CONTINGENCIES

The Company is subject to the usual obligations associated with entering into contracts for the purchase, development, and sale of real estate, which the Company does in the routine conduct of its business. The operations of the Company are conducted through the Operating Company and its subsidiaries, and in some cases, the Holding Company will guarantee the performance of the Operating Company or its subsidiaries.

Valencia Project Approval Settlement

In September 2017, the Company reached a settlement with key national and state environmental and Native American organizations that were petitioners (the "Settling Petitioners") in various legal challenges to Valencia's regulatory approvals and permits. The Holding Company has provided a guaranty to the Settling Petitioners for monetary payments due from the Company as required under the settlement. As of December 31, 2025, the remaining estimated maximum potential amount of monetary payments subject to the guaranty was $4.8 million.

Valencia Water Purchase Agreement

The Company is subject to a water purchase agreement requiring annual payments in exchange for the delivery of water for the Company's exclusive use. The agreement has an initial 35-year term, which expires in 2039 with an option for a second 35-year term. During the year ended December 31, 2025, the Company made payments totaling $1.5 million under the agreement. The annual minimum payments for years 2026 to 2030 are $1.5 million, $1.6 million, $1.6 million, $1.7 million and $1.8 million, respectively. At December 31, 2025, the aggregate of all annual minimum payments remaining under the initial term total $26.8 million.

Valencia Infrastructure Project

In January 2012, the Company entered into an agreement with Los Angeles County, in which the Company would finance up to a maximum of $45.8 million for the construction costs of an interchange project that Los Angeles County is managing. The interchange project was completed in 2019 and is a critical infrastructure project that benefits Valencia. As of December 31, 2025, the Company has made aggregate payments of $37.0 million. At both December 31, 2025 and 2024, the Company had $8.9 million included in accounts payable and other liabilities in the accompanying consolidated balance sheets, representing unreimbursed construction costs payable to Los Angeles County.

Performance and Completion Bonding Agreements

In the ordinary course of business and as a part of the entitlement and development process, the Company is required to provide performance bonds to ensure completion of certain of the Company's development obligations. The Company had outstanding performance bonds of $344.9 million and $375.8 million as of December 31, 2025 and 2024, respectively.

Candlestick and The San Francisco Shipyard Disposition and Development Agreement

The San Francisco Venture is a party to a disposition and development agreement with the Successor to the Redevelopment Agency of the City and County of San Francisco (the "San Francisco Agency") in which the San Francisco Agency has agreed to convey portions of Candlestick and The San Francisco Shipyard to the San Francisco Venture for development. The San Francisco Venture has agreed to reimburse the San Francisco Agency for reasonable costs and expenses actually incurred and paid by the San Francisco Agency in performing its obligations under the disposition and development agreement. The San Francisco Agency can also earn a return of certain profits generated from the development and sale of Candlestick and The San Francisco Shipyard if certain thresholds are met.

At December 31, 2025 and 2024, the San Francisco Venture had outstanding guarantees benefiting the San Francisco Agency for infrastructure and construction of certain park and open space obligations with aggregate maximum obligations of $198.9 million and $198.3 million, respectively.

Warrants

In February 2026, the Company issued warrants to certain affiliates of Blue Owl Capital Inc. ("Blue Owl") to purchase up to 1,500,000 shares of the Company's Class A common shares at an exercise price of $7.00 per share. The warrants were issued in connection with the formation of a new residential land banking fund between HRH and Blue Owl, which will be managed by HRH. The warrants vest based on aggregate capital contributions by Blue Owl to the partnership and, if vested, are exercisable for five years from issuance. No cash consideration was received by the Company in exchange for the issuance of the warrants.

Letters of Credit

At both December 31, 2025 and 2024, the Company had outstanding letters of credit totaling $1.0 million. These letters of credit were issued to secure various development and financial obligations. At both December 31, 2025 and 2024, the Company had restricted cash and certificates of deposit of $1.0 million pledged as collateral under the letters of credit agreements.

Legal Proceedings

Hunters Point Litigation

In May 2018, residents of the Bayview Hunters Point neighborhood in San Francisco filed a putative class action in San Francisco Superior Court naming Tetra Tech, Inc. and Tetra Tech EC, Inc., an independent contractor hired by the U.S. Navy to conduct testing and remediation of toxic radiological waste at The San Francisco Shipyard ("Tetra Tech"), Lennar and the Company as defendants (the "Bayview Action"). The plaintiffs allege that, among other things, Tetra Tech fraudulently misrepresented its test results and remediation efforts. The plaintiffs are seeking damages against Tetra Tech and the Company and have requested an injunction to prevent the Company and Lennar from undertaking any development activities at The San Francisco Shipyard. The Company believes that it has meritorious defenses to the allegations in the Bayview Action and may have insurance and indemnification rights against third parties with respect to the claims.

In February 2026, the parties to the Bayview Action entered into a settlement agreement, which includes $10.8 million in damages to be paid out of insurance proceeds under a joint insurance policy held by the Company and Lennar, as well as a dismissal with prejudice to be entered on behalf of the Company. The settlement amount is expected to be funded in full by the insurance policy. Payment of the settlement and dismissal of the lawsuit are conditioned upon delivery of releases from the approximately 6,500 plaintiffs in the Bayview Action. There can be no assurance that such releases will be delivered timely, or at all, or that the settlement will take effect as described above.

Other

Other than the actions outlined above, the Company is also a party to various other claims, legal actions, and complaints arising in the ordinary course of business, the disposition of which, in the Company's opinion, will not have a material adverse effect on the Company's consolidated financial statements.

As a significant land owner and developer of unimproved land it is possible that environmental contamination conditions could exist that would require the Company to take corrective action. In the opinion of the Company, such corrective actions, if any, would not have a material adverse effect on the Company's consolidated financial statements.

15.   SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the years ended December 31, 2025, 2024 and 2023 is as follows (in thousands):

		2025		2024		2023
SUPPLEMENTAL CASH FLOW INFORMATION:						
Cash paid for interest, all of which was capitalized to inventories	$	47,445	$	54,091	$	51,278
Noncash lease expense	$	3,008	$	2,788	$	3,958
NONCASH INVESTING AND FINANCING ACTIVITIES:						
Adjustment to operating lease right-of-use assets from lease modification, net	$	—	$	(241)	$	982
Class A common shares issued for redemption of noncontrolling interests	$	25,932	$	—	$	—
Accrued financing costs	$	400	$	—	$	117
Adjustment to liability recognized under TRA	$	8,120	$	215	$	140
Senior Notes due 2025 exchanged for Senior Notes due 2028 (see Note 11)	$	—	$	523,500	$	—

Supplemental cash flow information related to cash paid for income taxes for the years ended December 31, 2025, 2024 and 2023 is as follows (in thousands):

		2025		2024		2023
Federal	$	98	$	47	$	—
State[1]		6,516		3,426		—
Total	$	6,614	$	3,473	$	—

(1) Income taxes paid, net of refunds, exceed 5% of total income taxes paid, net of refunds, in the following jurisdictions:

		2025		2024		2023
California	$	6,513	$	3,424	$	—

Noncash lease expense is included within the depreciation and amortization adjustment to net income on the Company's consolidated statements of cash flows.

Supplemental cash flow information related to leases for the years ended December 31, 2025, 2024 and 2023 is as follows (in thousands):

		2025		2024		2023
Cash paid for amounts included in the measurement of operating lease liabilities	$	3,079	$	2,549	$	4,700

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023 (in thousands):

		2025		2024		2023
Cash and cash equivalents	$	425,546	$	430,875	$	353,801
Restricted cash and certificates of deposit		992		992		992
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$	426,538	$	431,867	$	354,793

Amounts included in restricted cash and certificates of deposit represent amounts held as collateral on open letters of credit related to development obligations or because of other contractual obligations of the Company that require the restriction.

16.   SEGMENT REPORTING

The Company's reportable segments consist of:

• Valencia—includes the community of Valencia being developed in northern Los Angeles County, California. The Valencia segment derives revenues from the sale of residential and commercial land sites to homebuilders, commercial developers and commercial buyers.

• San Francisco—includes the Candlestick and The San Francisco Shipyard communities located on bayfront property in the City of San Francisco, California. The San Francisco segment derives revenues from the sale of residential and commercial land sites to homebuilders, commercial developers and commercial buyers.

68

• Great Park—includes Great Park Neighborhoods being developed adjacent to and around the Orange County Great Park, a metropolitan park under construction in Orange County, California. This segment also includes management services provided by the Management Company to the Great Park Venture, the owner of the Great Park Neighborhoods. As of December 31, 2025, the Company had a 37.5% Percentage Interest in the Great Park Venture and accounted for the investment under the equity method. The reported segment information for the Great Park segment includes the results of 100% of the Great Park Venture at the historical basis of the venture, which did not apply push down accounting at acquisition date. The Great Park segment derives revenues at the Great Park Neighborhoods from sales of residential and commercial land sites to homebuilders, commercial developers and commercial buyers and management services provided by the Company to the Great Park Venture.

• Hearthstone—includes the Hearthstone Venture residential asset management platform focused on managing residential land banking programs across multiple U.S. markets. The Hearthstone segment derives revenues from management fees.

The Company's chief operating decision maker ("CODM") is the Company's President and Chief Executive Officer. The CODM seeks to allocate resources to the Company's segments with the objective of maximizing value by managing capital and overhead spend with revenue opportunities. Segment profit is a measure that the CODM uses in the process of monitoring the performance of each segment and making operating decisions to best achieve those objectives.

Segment operating results and reconciliations to the Company's consolidated balances for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands):

	Valencia	San Francisco	Great Park	Hearthstone	Total reportable segments	Removal of Great Park Venture[1]	Add investment in Great Park Venture	Corporate and unallocated[2]	Total Consolidated
Year ended December 31, 2025									
Revenues	$ 44,017	$ 699	$ 879,171	$ 11,792	$ 935,679	$ (825,659)	$ —	$ —	$ 110,020
Less:									
Cost of land sales	29,719	—	195,900	—	225,619	(195,900)	—	—	29,719
Management services	—	—	12,058	8,331	20,389	—	—	—	20,389
Selling, general, and administrative	11,142	5,435	9,621	—	26,198	(9,621)	—	44,040	60,617
Management fees-related party	—	—	43,013	—	43,013	(43,013)	—	—	—
Other segment items[3]	5,403	(25)	(7,354)	(421)	(2,397)	7,354	(201,289)	12,093	(184,239)
Segment profit (loss) / Net income (loss)	(2,247)	(4,711)	625,933	3,882	622,857	(584,479)	201,289	(56,133)	183,534
Other segment disclosures:									
Depreciation and amortization	50	—	4,645	815	5,510	—	—	236	5,746
Interest income	—	25	7,354	24	7,403	(7,354)	—	17,205	17,254
Segment assets	1,000,295	1,479,713	449,637	122,081	3,051,726	(368,781)	100,953	465,105	3,249,003
Inventory assets	963,661	1,479,618	153,117	—	2,596,396	(153,117)	—	—	2,443,279
Expenditures for long-lived assets[4]	116,926	57,710	72,900	—	247,536	(72,900)	—	—	174,636

(1) Represents the removal of the Great Park Venture operating results and balances which are included in the Great Park segment operating results and balances at 100% of its historical basis, but are not included in the Company's consolidated results and balances as the Company accounts for its investment in the venture using the equity method of accounting.

After the sale of the Gateway Commercial Venture's commercial operating assets in December 2024 (see Note 5), the Company's commercial segment is no longer operating. The equity in earnings from the Company's investment in the Gateway Commercial Venture is reported within the corporate and unallocated column in the table above.

(2) Corporate and unallocated activity is primarily comprised of corporate general and administrative expenses, interest income, income tax provision of $28.9 million, loss on debt extinguishment and equity in earnings from the Gateway Commercial Venture. Corporate and unallocated assets consist of cash and cash equivalents, investment in the Gateway Commercial Venture, leasehold improvements, ROU assets, prepaid expenses and deferred financing costs.

(3) Other segment items for each reportable segment include:
   • Valencia—operating properties expenses, pension benefit, miscellaneous other income and equity in earnings from unconsolidated entities.
   • San Francisco—interest income.
   • Great Park—interest income.
   • Hearthstone—interest income and equity in earnings from Hearthstone Funds.

(4) Expenditures for long-lived assets are net of inventory cost reimbursements and other inventory cost recoveries and include noncash project accruals and capitalized interest. For the year ended December 31, 2025, Valencia's net expenditures include $8.3 million, San Francisco's net expenditures include $1.1 million and Great Park Venture's net expenditures include $63.8 million in inventory cost reimbursements and recoveries received.

	Valencia	San Francisco	Great Park	Total reportable segments	Removal of Great Park Venture[1]	Add investment in Great Park Venture	Corporate and unallocated[2]	Total Consolidated
				Year ended December 31, 2024				
Revenues	$ 140,844	$ 678	$ 708,761	$ 850,283	$ (612,806)	$ —	$ 449	$ 237,926
Less:								
Cost of land sales	90,109	—	144,876	234,985	(144,876)	—	—	90,109
Management services	—	—	23,852	23,852	—	—	—	23,852
Selling, general, and administrative	10,356	4,883	11,033	26,272	(11,033)	—	35,994	51,233
Management fees-related party	—	—	113,934	113,934	(113,934)	—	—	—
Other segment items[3]	4,700	(69)	(6,221)	(1,590)	6,221	(119,787)	10,254	(104,902)
Segment profit (loss) / Net income (loss)	35,679	(4,136)	421,287	452,830	(349,184)	119,787	(45,799)	177,634
Other segment disclosures:								
Depreciation and amortization	38	—	16,233	16,271	—	—	298	16,569
Interest income	—	69	6,221	6,290	(6,221)	—	10,789	10,858
Segment assets	914,583	1,424,819	670,906	3,010,308	(562,598)	151,647	477,060	3,076,417
Inventory assets	876,172	1,421,908	274,738	2,572,818	(274,738)	—	—	2,298,080
Expenditures for long-lived assets[4]	111,493	64,003	26,346	201,842	(26,346)	—	—	175,496

(1) Represents the removal of the Great Park Venture operating results and balances which are included in the Great Park segment operating results and balances at 100% of its historical basis, but are not included in the Company's consolidated results and balances as the Company accounts for its investment in the venture using the equity method of accounting.

After the sale of the Gateway Commercial Venture's commercial operating assets in December 2024 (see Note 5), the Company's commercial segment is no longer operating. The equity in earnings from the Company's investment in the Gateway Commercial Venture is reported within the corporate and unallocated column in the table above.

(2) Corporate and unallocated activity is primarily comprised of corporate general and administrative expenses, interest income, income tax provision of $27.5 million, Senior Notes exchange costs and equity in earnings from the Gateway Commercial Venture. Corporate and unallocated assets consist of cash and cash equivalents, investment in the Gateway Commercial Venture, leasehold improvements, ROU assets, prepaid expenses and deferred financing costs.

(3) Other segment items for each reportable segment include:
 • Valencia—operating properties expenses, pension costs and equity in earnings from unconsolidated entities.
 • San Francisco—interest income.
 • Great Park—interest income.

(4) Expenditures for long-lived assets are net of inventory cost reimbursements and other inventory cost recoveries and include noncash project accruals and capitalized interest. For the year ended December 31, 2024, Valencia's net expenditures include $10.1 million, San Francisco's net expenditures include $1.1 million and Great Park Venture's net expenditures include $167.3 million in inventory cost reimbursements and recoveries received.

	Valencia	San Francisco	Great Park	Total reportable segments	Removal of Great Park Venture[1]	Add investment in Great Park Venture	Corporate and unallocated[2]	Total Consolidated
Year ended December 31, 2023								
Revenues	$ 163,457	$ 654	$ 602,015	$ 766,126	$ (554,825)	$ —	$ 431	$ 211,732
Less:								
Cost of land sales	105,651	—	237,309	342,960	(237,309)	—	—	105,651
Management services	—	—	22,170	22,170	—	—	—	22,170
Selling, general, and administrative	11,577	3,989	10,927	26,493	(10,927)	—	35,929	51,495
Management fees-related party	—	—	65,395	65,395	(65,395)	—	—	—
Other segment items[3]	4,593	(22)	(9,416)	(4,845)	9,416	(78,947)	(6,924)	(81,300)
Segment profit (loss) / Net income (loss)	41,636	(3,313)	275,630	313,953	(250,610)	78,947	(28,574)	113,716
Other segment disclosures:								
Depreciation and amortization	3	—	14,987	14,990	—	—	986	15,976
Interest income	—	22	7,490	7,512	(7,490)	—	7,208	7,230
Segment assets	895,983	1,360,036	710,665	2,966,684	(619,199)	213,786	408,017	2,969,288
Inventory assets	855,574	1,357,905	391,352	2,604,831	(391,352)	—	—	2,213,479
Expenditures for long-lived assets[4]	34,066	46,708	21,004	101,778	(21,004)	—	—	80,774

(1) Represents the removal of the Great Park Venture operating results and balances which are included in the Great Park segment operating results and balances at 100% of its historical basis, but are not included in the Company's consolidated results and balances as the Company accounts for its investment in the venture using the equity method of accounting.

After the sale of the Gateway Commercial Venture's commercial operating assets in December 2024 (see Note 5), the Company's commercial segment is no longer operating. The Company has recast the segment presentation for the comparative prior period to report the equity in loss from the Company's investment in the Gateway Commercial Venture within the corporate and unallocated column in the table above.

(2) Corporate and unallocated activity is primarily comprised of corporate general and administrative expenses, interest income, income tax benefit of $4.4 million, Senior Notes exchange costs and equity in loss from the Gateway Commercial Venture. Corporate and unallocated assets consist of cash and cash equivalents, investment in the Gateway Commercial Venture, leasehold improvements, ROU assets, prepaid expenses and deferred financing costs.

(3) Other segment items for each reportable segment include:
  • Valencia—operating properties expenses, pension costs, miscellaneous other income and equity in earnings from unconsolidated entities.
  • San Francisco—interest income.
  • Great Park—interest income and equity in earnings from unconsolidated entities.

(4) Expenditures for long-lived assets are net of inventory cost reimbursements and other inventory cost recoveries and include noncash project accruals and capitalized interest. For the year ended December 31, 2023, Valencia's net expenditures include $64.1 million, San Francisco's net expenditures include $1.1 million and Great Park Venture's net expenditures include $89.6 million in inventory cost reimbursements and recoveries received.

A third-party commercial builder represented one of the Company's major customers during the year ended December 31, 2025, accounting for approximately $42.5 million, or 39%, of total consolidated revenues. Revenues generated from this customer were from the sale of industrial land in Valencia. A third-party home builder represented one of the Company's major customers during the year ended December 31, 2024, accounting for approximately $31.2 million, or 13%, of total consolidated revenues. Revenues generated from this customer were from the sale of homesites and variable land sale consideration from profit participation and marketing fees in Valencia. An unaffiliated land banking entity that acquired homesites in Valencia in 2024 represented another one of the Company's major customers during the year ended December 31, 2024 and accounted for approximately $76.9 million, or 32% of total consolidated revenues. Lennar retained the option to acquire these homesites in the future from the unaffiliated land banking entity and has historically exercised its options to acquire such homesites. Two third-party home builders represented major customers of the Company during the year ended December 31, 2023, accounting for approximately $39.4 million, or 19%, and $21.7 million, or 10%, of total consolidated revenues, respectively. Revenues generated from these customers were from the sale of homesites and variable land sale consideration from profit participation and marketing fees in Valencia. An unaffiliated land banking entity that acquired homesites in Valencia in 2023 represented one of the Company's major customers during the year ended December 31, 2023 and accounted for approximately $101.8 million, or 48%, of total consolidated revenues. Lennar retained the option to acquire these homesites in the future from the unaffiliated land banking entity and has historically exercised its options to acquire such homesites. The Great Park Venture represented another of the Company's major customers for the years ended December 31, 2025, 2024 and 2023, and accounted for approximately $53.5 million, or 49%, $96.0 million, or 40%, and $47.2 million, or 22%, of total consolidated revenues, respectively. These revenues represented management services revenues and were reported in the Great Park segment.

17. SHARE-BASED COMPENSATION

In April 2023, the Company's Board of Directors approved the Five Point Holdings, LLC 2023 Incentive Award Plan (the "Incentive Award Plan") as the successor to the Five Point Holdings, LLC Amended and Restated 2016 Incentive Award Plan (the

"Prior Plan"). The Incentive Award Plan became effective on June 7, 2023, the date on which it was approved by shareholders at the 2023 Annual Meeting of Shareholders. The Incentive Award Plan increased the aggregate number of common shares available for issuance under the Prior Plan by 7,500,000 Class A common shares of the Holding Company.

As of December 31, 2025, there were 1,439,767 remaining Class A common shares available for future issuance under the Incentive Award Plan.

The Incentive Award Plan provides for the grant of share options, restricted shares, restricted share units, performance awards (which include, but are not limited to, cash bonuses), distribution equivalent awards, deferred share awards, share payment awards, share appreciation rights, other incentive awards (which include, but are not limited to, LTIP Unit awards (as defined in the Incentive Award Plan) and performance share awards. Employees and consultants of the Company and its subsidiaries and affiliates, as well as non-employee members of the Company's Board of Directors, are eligible to receive awards under the Incentive Award Plan.

Under the Incentive Award Plan, the Company has granted restricted share units ("RSUs") and restricted share awards either fully vested, with service conditions or with service and performance or market performance conditions. Awards with a service condition generally vest over a two-year or three-year period or in the case of non-employee directors over one year. Awards with a service and market performance condition generally vest at the end of a three-year period if the market condition was achieved at the end of the service period. Awards with a service and performance condition generally vest at the end of a two or three-year service period if the performance condition was achieved during the service period. Restricted share awards entitle the holders to non-forfeitable distributions and to vote the underlying Class A common share during the restricted period.

The Company estimates the fair value of restricted share awards with a service or performance condition based on the closing market price of the Company's Class A common shares on the award's grant date. The grant date fair value of awards with a market condition are determined using a Monte-Carlo valuation model. The Monte Carlo model is based on random projections of share price paths and must be repeated numerous times to achieve a probabilistic assessment. The model incorporates assumptions related to the expected volatility of our share price and risk free interest rates. Awards with a three-year vesting period and five-year performance period were granted during the year ended December 31, 2025. Expected volatility was 51.78% and 47.37%, respectively, and was calculated based on the historical volatility of the Company's common stock using daily share price returns over a three-year and five-year lookback period from the date of grant, respectively, and the risk-free interest rate was 3.64% and 3.63%, respectively, and was based on U.S. Treasury yield curve rates with maturities consistent with the three-year vesting period and five-year performance period, respectively. For awards granted during the year ended December 31, 2024, expected volatility was 46.78% and was calculated based on the historical volatility of the Company's common stock using daily share price returns over a three-year lookback period from the date of grant, and the risk-free interest rate was 4.15% and was based on U.S. Treasury yield curve rates with maturities consistent with the three-year vesting period.

During the years ended December 31, 2025, 2024 and 2023, the Company reacquired vested RSUs and restricted share awards from employees for $2.4 million, $0.8 million and $0.2 million, respectively, for the purpose of settling tax withholding obligations. The reacquisition cost is based on the fair value of the Company's Class A common shares on the date the tax obligation is incurred.

The following table summarizes share-based equity compensation activity for the years ended December 31, 2025, 2024 and 2023:

	Share-Based Awards (in thousands)	Weighted-Average Grant Date Fair Value	
Nonvested at January 1, 2023	2,166	$	3.77
Granted	3,947	$	1.92
Cancelled	(906)	$	2.16
Forfeited	—	$	—
Vested	(798)	$	5.50
Nonvested at December 31, 2023	4,409	$	2.13
Granted	2,884	$	2.58
Forfeited	—	$	—
Vested	(890)	$	4.57
Nonvested at December 31, 2024	6,403	$	2.00
Granted	4,404	$	3.08
Forfeited	(1,146)	$	1.16
Vested	(1,047)	$	3.14
Nonvested at December 31, 2025	8,614	$	2.52

Share-based compensation expense was $7.6 million, $4.3 million and $3.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. Share-based compensation expense is included in selling, general, and administrative expenses on the accompanying consolidated statements of operations.

Approximately $11.9 million of total unrecognized compensation cost related to non-vested awards is expected to be recognized over a weighted-average period of 1.9 years from December 31, 2025. The estimated fair value at vesting of share-based awards that vested during the years ended December 31, 2025, 2024 and 2023 was $5.8 million, $2.7 million, and $2.0 million, respectively. Awards forfeited in 2025 represent awards with a market performance condition that were forfeited for no consideration as the threshold vesting condition was not achieved.

18. EMPLOYEE BENEFIT PLANS

Retirement Plan—The Newhall Land and Farming Company Retirement Plan (the "Retirement Plan") is a defined benefit plan that is funded by the Company and qualified under the Employee Retirement Income Security Act. The Retirement Plan was frozen in 2004.

The Retirement Plan's funded status and amounts recognized in the Company's consolidated financial statements for the Retirement Plan as of and for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	2025	2024
Change in benefit obligation:		
Projected benefit obligation—beginning of year	$ 14,249	$ 15,569
Interest cost	675	767
Benefits paid	(1,071)	(1,564)
Actuarial gain	(109)	(523)
Projected benefit obligation—end of year	$ 13,744	$ 14,249
Change in plan assets:		
Fair value of plan assets—beginning of year	$ 15,593	$ 15,045
Actual gain on plan assets	554	2,112
Employer contributions	—	—
Benefits paid	(1,071)	(1,564)
Fair value of plan assets—end of year	$ 15,076	$ 15,593
Funded status	$ 1,332	$ 1,344
Amounts recognized in the consolidated balance sheet—asset	$ 1,332	$ 1,344
Amounts recognized in accumulated other comprehensive loss—net actuarial loss	$ (1,960)	$ (1,881)

The accumulated benefit obligation for the Retirement Plan was $13.7 million and $14.2 million at December 31, 2025 and 2024, respectively.

The components of net periodic (benefit) cost and other amounts recognized in accumulated other comprehensive loss for the years ended December 31, 2025, 2024 and 2023, are as follows (in thousands):

	2025	2024	2023
Net periodic (benefit) cost:			
Interest cost	$ 675	$ 767	$ 809
Expected return on plan assets	(801)	(916)	(889)
Amortization of net actuarial loss	59	198	162
Net periodic (benefit) cost	(67)	49	82
Adjustment to accumulated other comprehensive loss:			
Net actuarial loss (gain)	138	(1,720)	(889)
Amortization of net actuarial loss	(59)	(198)	(162)
Total adjustment to accumulated other comprehensive loss	79	(1,918)	(1,051)
Total recognized in net periodic (benefit) cost and accumulated other comprehensive loss	$ 12	$ (1,869)	$ (969)

75

The weighted-average assumptions used to determine benefit obligations as of December 31, 2025 and 2024 were as follows:

	2025	2024
Discount rate	5.15%	5.10%
Rate of compensation increase	N/A	N/A

The weighted-average assumptions used to determine net periodic expense for the years ended December 31, 2025, 2024 and 2023, were as follows:

	2025	2024	2023
Discount rate	5.10%	5.40%	5.00%
Rate of compensation increase	N/A	N/A	N/A
Expected long-term return on plan assets	5.80%	6.20%	6.21%

To develop the long-term rate of return on assets assumption, the Company considered the current level of expected return on risk-free investments (primarily U.S. government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested, and the expectations for future returns of each asset class.

Plan Assets—The Company's investment policy and strategy for the Retirement Plan is to ensure the appropriate level of diversification and risk. The asset allocation targets were approximately 10% in equity investments (Standard & Poor's Large Cap Index Funds, Small Cap Equity, Mid Cap Equity, and International Equity) and approximately 90% in fixed-income investments (U.S. bond funds and domestic fixed income). In accordance with the policy, the Retirement Plan assets are monitored and the investments may be rebalanced quarterly. The Retirement Plan's assets consist of pooled or collective investment funds that have more than one investor. The Retirement Plan estimates the fair value of its interest in such funds at a net asset value ("NAV") per unit reported by the trustee. The NAV per unit is the result of accumulated values of the underlying investments held by the fund, which are valued daily. NAV is utilized by the Company to determine fair value of the plan assets as a practical expedient as of the consolidated balance sheet date. Plan assets for which fair value is measured using NAV shall not be categorized within the fair value hierarchy. The Retirement Plan's assets may be redeemed at the NAV per unit with no restrictions.

The Retirement Plan's assets at fair value as of December 31, 2025 and 2024, are as follows (in thousands):

Asset Category	2025	2024
Pooled and/or collective funds:		
Equity funds:		
Large cap	$ 761	$ 1,798
Mid cap	260	740
Small cap	69	451
International	324	682
Fixed-income funds—U.S. bonds and short term	13,662	11,922
Total	$ 15,076	$ 15,593

The Company's funding policy is to contribute amounts sufficient to meet minimum requirements but not more than the maximum tax-deductible amount. The Company does not expect to have a minimum required contribution in 2026 and expects future benefit payments to be paid as follows (in thousands):

2026	$ 2,068
2027	1,220
2028	1,906
2029	989
2030	1,150
2031-2035	3,956
	$ 11,289

Employee Savings Plan—The Company has an employee savings plan under Section 401(k) of the Internal Revenue Code, which is available to all eligible associates. Certain associate contributions may be supplemented by the Company. The Company's contributions were $0.2 million, $0.4 million and $0.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

19.   INCOME TAXES

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered.

Upon formation, the Holding Company elected to be treated as a corporation for U.S. federal, state, and local tax purposes. All operations are carried on through the Holding Company's subsidiaries, the majority of which are pass-through entities that are generally not subject to federal or state income taxation, as all of the taxable income, gains, losses, deductions, and credits are passed through to the partners. The Holding Company is responsible for income taxes on its allocable share of the Operating Company's income or gain.

The (provision) benefit for income taxes for the years ended December 31, 2025, 2024 and 2023 was as follows (in thousands):

	2025	2024	2023
Current income tax expense:			
Federal	$ (97)	$ (48)	$ (12)
State	(7,382)	(3,051)	(9)
Total current income tax expense	(7,479)	(3,099)	(21)
Deferred income tax (expense) benefit:			
Federal	$ (19,321)	$ (18,667)	$ (8,982)
State	(2,125)	(5,696)	(4,139)
Total deferred income tax (expense) benefit	(21,446)	(24,363)	(13,121)
Decrease (increase) in valuation allowance	—	—	17,625
Expiration of unused loss carryforwards	—	—	(65)
(Provision) benefit for income taxes	$ (28,925)	$ (27,462)	$ 4,418

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences are as follows (in thousands):

	2025	2024
Deferred tax assets		
Net operating loss carryforward	$ 143,015	$ 160,386
Tax receivable agreement	50,802	48,530
Other	3,726	1,667
Valuation allowance	—	—
Total deferred tax assets	197,543	210,583
Deferred tax liabilities-investments in subsidiaries	(255,886)	(244,153)
Deferred tax liability, net	$ (58,343)	$ (33,570)

A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required, if based on the available evidence, it is more likely than not that such assets will not be realized. In the continual assessment of the requirement for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency, and severity of current and cumulative losses; forecasts of future profitability; the duration of statutory carryforward periods; the Holding Company's experience with loss carryforwards not expiring unused; and tax-planning alternatives. The amount of the valuation allowance recorded against the deferred tax asset could be adjusted if there are changes to the positive and negative factors discussed above. Based upon the review of all positive and negative evidence, the Holding Company had no valuation allowance recorded as of December 31, 2025.

At December 31, 2025, the Holding Company had federal tax effected net operating loss ("NOL") carryforwards totaling $103.1 million, and state tax effected NOL carryforwards, net of federal income tax benefit, totaling $39.9 million. Federal NOLs incurred prior to 2018 and California NOLs may be carried forward up to 20 years to offset future taxable income and begin to expire in 2029. Federal NOLs incurred in 2018 and forward do not expire. The Company also has federal tax credits of $1.7 million that begin to expire in 2042.

The Internal Revenue Code generally limits the availability of NOLs if an ownership change occurs within any three-year period under Section 382. If the Holding Company were to experience an ownership change of more than 50%, the use of all NOLs (and potentially other built-in losses) would generally be subject to a limitation equal to the value of the Holding Company's equity before the ownership change, multiplied by the long-term tax-exempt rate. The Holding Company estimates that after giving effect to various transactions by members who hold a 5% or greater interest in the Holding Company, it has not experienced an ownership change as computed in accordance with Section 382. In the event of an ownership change, the Holding Company's use of the NOLs may be limited and not fully available for realization.

With regard to the TRA (see Note 12), the Holding Company has established a liability for the payments considered probable and estimable that would be required under the TRA based upon, among other things, the book value of its assets. This liability is not currently recognized for tax purposes and will give rise to tax deductions as payments are made. Accordingly, a deferred tax asset has been reflected for the net effect of this temporary difference.

A reconciliation of the statutory rate and the effective tax rate for 2025, 2024 and 2023 is as follows (in thousands, except rate percentages):

	2025		2024		2023	
US federal statutory tax rate	$ (44,616)	21.00 %	$ (43,070)	21.00 %	$ (22,953)	21.00 %
State and local income taxes-net of federal income tax effect[1]	(7,510)	3.53	(6,894)	3.36	(3,288)	3.01
Tax credits	1,124	(0.53)	559	(0.27)	—	—
Changes in valuation allowances	—	—	—	—	17,560	(16.07)
Nontaxable or nondeductible items						
Pass-through to noncontrolling interests	23,637	(11.12)	22,823	(11.13)	12,248	(11.21)
Other	(1,198)	0.56	(848)	0.49	(815)	0.75
Other adjustments						
Other	(362)	0.17	(32)	0.02	1,666	(1.52)
(Provision) benefit for income taxes/Effective tax rate	$ (28,925)	13.61 %	$ (27,462)	13.47 %	$ 4,418	(4.04)%

(1) State taxes in California made up the majority (greater than 50%) of the tax effect in this category.

At December 31, 2025 and 2024, the Holding Company did not have any gross unrecognized tax benefits, and did not require an accrual for interest or penalties.

The Holding Company files income tax returns in the U.S. federal jurisdiction and in the state of California. As a result of tax net operating losses incurred by the Holding Company for the years ended December 31, 2009 through December 31, 2024, the Holding Company is subject to U.S. federal, state, and local examinations by tax authorities for the years beginning 2009 through 2024. The Company is not currently under examination by any tax authority. The Company classifies any interest and penalties related to income taxes assessed by jurisdiction as part of income tax expense. The Company has concluded that there were no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions related to any open tax periods.

On July 4, 2025, H.R.1, the One Big Beautiful Bill Act, was signed into law, which includes a broad range of tax reform provisions affecting businesses. There was no material impact on the Company's consolidated financial statements as a result of the legislation for the for the year ended December 31, 2025.

20. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS AND DISCLOSURES

At each reporting period, the Company evaluates the fair value of its financial instruments compared to carrying values. Other than the Company's notes payable, net, the carrying amount of the Company's financial instruments, which includes cash and cash equivalents, restricted cash and certificates of deposit, certain related party assets and liabilities, and accounts payable and other liabilities, approximated the Company's estimates of fair value at both December 31, 2025 and 2024.

The fair value of the Company's notes payable, net, are estimated based on quoted market prices or discounting the expected cash flows based on rates available to the Company (level 2). At December 31, 2025, the estimated fair value of notes payable, net was $470.2 million compared to a carrying value of $443.3 million. At December 31, 2024, the estimated fair value of notes payable, net was $534.8 million compared to a carrying value of $525.7 million. During the years ended December 31, 2025, 2024 and 2023, the Company had no assets, other than those items related to the Hearthstone acquisition (see Note 3), that were measured at fair value on a nonrecurring basis.

21. EARNINGS PER SHARE

The Company uses the two-class method in its computation of earnings per share. The Company's Class A common shares and Class B common shares are entitled to receive distributions at different rates, with each Class B common share receiving 0.03% of the distributions paid on each Class A common share. Under the two-class method, the Company's net income available to common shareholders is allocated between the two classes of common shares on a fully-distributed basis and reflects residual net income after amounts attributed to noncontrolling interests. In the event of a net loss, the Company determined that both classes share in the Company's losses, and they share in the losses using the same mechanism as the distributions. The Company also has restricted share awards that have a right to non-forfeitable dividends while unvested and are contemplated as participating when the Company is in a net income position. These awards participate in distributions on a basis equivalent to other Class A common shares but do not participate in losses.

No distributions to common shares were declared for the years ended December 31, 2025, 2024 and 2023.

Diluted income (loss) per share calculations for both Class A common shares and Class B common shares contemplate adjustments to the numerator and the denominator under the if-converted method for the convertible Class B common shares, the exchangeable Class A units of the San Francisco Venture and the exchangeable Class A Common Units of the Operating Company. The Company uses the treasury stock method or the two-class method when evaluating dilution for RSUs, restricted shares, and performance restricted units and shares. The more dilutive of the two methods is included in the calculation for diluted income (loss) per share.

The following table summarizes the basic and diluted earnings per share calculations for the years ended December 31, 2025, 2024 and 2023 (in thousands, except shares and per share amounts):

	2025	2024	2023
Numerator:			
Net income attributable to the Company	$ 70,966	$ 68,297	$ 55,394
Adjustments to net income attributable to the Company	(304)	(33)	(16)
Net income attributable to common shareholders	$ 70,662	$ 68,264	$ 55,378
Numerator—basic common shares:			
Net income attributable to common shareholders	$ 70,662	$ 68,264	$ 55,378
Less: net income allocated to participating securities	$ 55	$ 84	$ 270
Allocation of basic net income among common shareholders	$ 70,607	$ 68,180	$ 55,108
Numerator for basic net income available to Class A common shareholders	$ 70,584	$ 68,157	$ 55,089
Numerator for basic net income available to Class B common shareholders	$ 23	$ 23	$ 19
Numerator—diluted common shares:			
Net income attributable to common shareholders	$ 70,662	$ 68,264	$ 55,378
Reallocation of income from dilutive potential securities	$ 72,401	$ 72,818	$ 55,891
Less: net income allocated to participating securities	$ 53	$ 82	$ 258
Allocation of diluted net income among common shareholders	$ 143,010	$ 141,000	$ 111,011
Numerator for diluted net income available to Class A common shareholders	$ 142,987	$ 140,977	$ 110,992
Numerator for diluted net income available to Class B common shareholders	$ 23	$ 23	$ 19
Denominator:			
Basic weighted average Class A common shares outstanding	69,976,942	69,224,327	68,826,340
Diluted weighted average Class A common shares outstanding	149,299,535	146,944,944	145,131,125
Basic and diluted weighted average Class B common shares outstanding	78,554,548	79,233,544	79,233,544
Basic earnings per share:			
Class A common shares	$ 1.01	$ 0.98	$ 0.80
Class B common shares	$ 0.00	$ 0.00	$ 0.00
Diluted earnings per share:			
Class A common shares	$ 0.96	$ 0.96	$ 0.76
Class B common shares	$ 0.00	$ 0.00	$ 0.00
Anti-dilutive potential Performance RSUs	4,571,247	3,691,186	3,123,408
Anti-dilutive potential Restricted Shares (weighted average)	—	—	—
Anti-dilutive potential Performance Restricted Shares (weighted average)	—	—	—
Anti-dilutive potential Class A common shares from exchanges (weighted average)	2,458,138	3,137,134	3,137,134

22. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss attributable to the Company consists of unamortized net actuarial losses for the Retirement Plan that totaled $1.5 million and $1.5 million at December 31, 2025 and 2024, net of tax benefits of $0.3 million and $0.3 million, respectively. Accumulated other comprehensive loss of $0.7 million and $0.8 million is included in noncontrolling interests at December 31, 2025 and 2024, respectively. Net actuarial gains or losses are re-determined annually or upon remeasurement events and principally arise from changes in the rate used to discount benefit obligations and differences between expected and actual returns on plan assets. Reclassifications from accumulated other comprehensive loss to net income (loss) attributable to the Company related to amortization of net actuarial losses were approximately $32,000, $91,000 and $102,000, net of taxes, and are included in miscellaneous other (expense) income on the accompanying consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023, respectively.

ITEM 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

ITEM 9A.   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive officer and principal financial officer as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013 Framework). Based on this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

In conjunction with the Hearthstone Venture acquisition, we are in the process of integrating the acquired operations, systems and processes into the Company's overall internal control framework. Management excluded from its assessment of internal control over financial reporting as of December 31, 2025, the internal control over financial reporting of the Hearthstone Venture, which was acquired on July 31, 2025. This exclusion is consistent with guidance issued by the U.S. Securities and Exchange Commission that an assessment of a recently acquired business may be omitted from the scope of management's report on internal control over financial reporting in the year of acquisition. The Hearthstone Venture's total assets and revenue represented approximately 3.8% of our total assets as of December 31, 2025 and approximately 10.7% of our total revenues for the year ended December 31, 2025, respectively. See a discussion of this acquisition in Note 3 of our consolidated financial statements included in Part II, Item 8 of this report.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

Changes in Internal Control over Financial Reporting

During the quarter ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Five Point Holdings, LLC

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Five Point Holdings, LLC and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 6, 2026, expressed an unqualified opinion on those financial statements.

As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Hearthstone Residential Holdings, LLC, which was acquired on July 31, 2025, and whose financial statements constitute 3.8% of total assets and 10.7% of total revenue, of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Hearthstone Residential Holdings, LLC.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
March 6, 2026

ITEM 9B.   **Other Information**

Not applicable.

ITEM 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.


PART III


ITEM 10.   **Directors, Executive Officers and Corporate Governance**

The information required by this item will be included in the Proxy Statement for our 2026 Annual Meeting of Shareholders to be filed by the Company with the Securities and Exchange Commission no later than 120 days after the close of our fiscal year ended December 31, 2025 (the "Proxy Statement"). The information in the Proxy Statement relevant to this item is incorporated herein by reference.

We have adopted an insider trading policy applicable to our directors, officers, employees, and other covered persons, and have implemented processes for the Company that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the New York Stock Exchange listing standards. It is our policy to comply with U.S. insider trading laws and regulations, including with respect to transactions in our own securities. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

ITEM 11.   **Executive Compensation**

The information in the Proxy Statement relevant to this item is incorporated herein by reference.

ITEM 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information in the Proxy Statement relevant to this item is incorporated herein by reference, except for the information required by Item 201(d) of Regulation S-K, which is provided below.

The following table contains certain information with respect to our equity compensation plan in effect as of December 31, 2025.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	—	—	1,439,767

ITEM 13.   **Certain Relationships and Related Transactions, and Director Independence**

The information in the Proxy Statement relevant to this item is incorporated herein by reference.

ITEM 14.   **Principal Accountant Fees and Services**

The information in the Proxy Statement relevant to this item is incorporated herein by reference.

PART IV

ITEM 15.   Exhibits, Financial Statement Schedules

(a)(1) The following consolidated financial statements are contained in Part II, Item 8 of this Report.

(a)(2) The following financial statement schedules are included in this Report:

Information required by other schedules has either been incorporated in the consolidated financial statements and accompanying notes or is not applicable.

(a)(3) The following exhibits are filed with this Report or incorporated by reference:

Exhibit	Exhibit Description
3.1	Certificate of Formation of Registrant, as amended (Exhibit 3.1 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
3.2	Second Amended and Restated Limited Liability Company Agreement of Five Point Holdings, LLC (Exhibit 3.1 to Registrant's Current Report on Form 8-K dated May 15, 2017 is incorporated herein by this reference)
4.1	Description of Shares (Exhibit 4.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2019 is incorporated herein by this reference)
4.2	Indenture, dated as of September 25, 2025, among Five Point Operating Company, LP, Five Point Capital Corp., the Guarantors party thereto, and Computershare Trust Company, N.A., as trustee (Exhibit 4.1 to the Current Report on Form 8-K filed on September 26, 2025 is incorporated herein by this reference)

10.1	Limited Partnership Agreement of Five Point Operating Company, LP, dated as of October 1, 2017 (Exhibit 10.1 to the Current Report on Form 8-K filed on October 2, 2017 is incorporated herein by this reference)
10.2	Fourth Amended and Restated Limited Liability Company Agreement of Heritage Fields LLC, dated as of April 21, 2017, by and among Five Point Heritage Fields, LLC, Heritage Fields Capital Co-Investor Member LLC, MSD Heritage Fields, LLC, LenFive, LLC, LNR HF II, LLC, and FPC-HF Venture I, LLC (Exhibit 10.17 to Amendment No. 1 to Registrant's Registration Statement on Form S-11 filed April 24, 2017 is incorporated herein by this reference)
10.3	First Amendment to Fourth Amended and Restated Limited Liability Company Agreement of Heritage Fields LLC, dated as of November 15, 2022, by and among Five Point Heritage Fields, LLC, Heritage Fields Capital Co-Investor Member LLC, MSD Heritage Fields, LLC, and LNR HF II, LLC (Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 is incorporated herein by this reference)
10.4	Second Amended and Restated Operating Agreement of The Shipyard Communities, LLC (Exhibit 10.2 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.5	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of The Shipyard Communities, LLC (Exhibit 10.4 of the Company's Annual Report on Form 10-K for the year ended December 31, 2018 is incorporated herein by this reference)
10.6	Limited Liability Company Agreement of Five Point Office Venture Holdings I, LLC, dated as of August 4, 2017 (Exhibit 10.1 to the Current Report on Form 8-K filed on August 10, 2017 is incorporated herein by this reference)
10.7	First Amendment to Limited Liability Company Agreement of Five Point Office Venture Holdings I, LLC, dated as of August 17, 2023, by and among FPOVHI Member, LLC, Irvine Office Member, L.L.C., and LNR BC, LLC (Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 is incorporated herein by this reference)
10.8	Registration Rights Agreement, dated as of May 2, 2016, by and among the Registrant and the persons named therein (Exhibit 10.3 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.9	Amended and Restated Voting and Standstill Agreement, dated as of May 2, 2016, by and among the Registrant, Five Point Holdings, Inc., and the persons named on Exhibit A thereto (Exhibit 10.19 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.10	Amended and Restated Securities Purchase Agreement, dated as of April 3, 2017, by and among the Registrant, Five Point Operating Company, LLC, LenFive, LLC and Lennar Homes of California, Inc. (Exhibit 10.20 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.11	Tax Receivable Agreement, dated as of May 2, 2016, by and among the Registrant and the other parties named therein (Exhibit 10.5 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.12*	Amended and Restated 2016 Incentive Award Plan (Appendix A to the Company's Proxy Statement filed April 26, 2019 is incorporated herein by this reference)
10.13*	Five Point Holdings, LLC 2023 Incentive Award Plan (Appendix A to the Company's Proxy Statement filed April 28, 2023 is incorporated herein by this reference)
10.14*	Five Point Holdings, LLC Senior Management Severance and Change in Control Plan (Exhibit 10.11 of the Company's Annual Report on Form 10-K for the year ended December 31, 2018 is incorporated herein by this reference)
10.15*	Employment Transition Agreement, dated as of August 23, 2021, by and among Emile Haddad, Five Point Operating Company, LP, Five Point Communities Management, Inc., and Five Point Holdings, LLC (Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 is incorporated herein by this reference)
10.16	Advisory Agreement, dated as of August 23, 2021, by and between Emile Haddad and Five Point Operating Company, LP (Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 is incorporated herein by this reference)
10.17	First Amendment to Advisory Agreement, dated as of December 1, 2024, by and between Emile Haddad and Five Point Operating Company, LP (Exhibit 10.17 of the Company's Annual Report on Form 10-K for the year ended December 31, 2024 is incorporated herein by this reference)

10.18	Form of Indemnification Agreement by and between the Registrant and each of its Directors and Executive Officers (Exhibit 10.7 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.19	Second Amended and Restated Contribution and Sale Agreement, dated as of July 2, 2015, and amended and restated as of May 2, 2016, by and among the Registrant, Five Point Holdings, Inc., Newhall Intermediary Holding Company, LLC, Newhall Land Development, LLC, The Shipyard Communities, LLC, Heritage Fields LLC, Five Point Communities Management, Inc., Five Point Communities, LP and the other parties named therein (Exhibit 10.4 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.20	Transition Services Agreement, dated as of May 2, 2016, by and between the Registrant and Lennar (Exhibit 10.8 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.21	Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated June 3, 2010, by and between the Redevelopment Agency of the City and County of San Francisco and CP Development Co., LP (Exhibit 10.9 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.22	First Amendment to Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated December 19, 2012, by and between the Successor Agency to the Redevelopment Agency of the City and County of San Francisco and CP Development Co., LP (Exhibit 10.10 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.23	Second Amendment to Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated December 1, 2014, by and between the Successor Agency to the Redevelopment Agency of the City and County of San Francisco and CP Development Co., LP (Exhibit 10.11 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.24	Third Amendment to Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated as of August 10, 2018, by and between CP Development Co., LLC and the Successor Agency to the Redevelopment Agency of the City and County of San Francisco (Exhibit 10.1 to the Current Report on Form 8-K filed on August 16, 2018 is incorporated herein by this reference).
10.25	Fourth Amendment to Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated as of August 6, 2025, by and between CP Development Co., LLC and the Successor Agency to the Redevelopment Agency of the City and County of San Francisco (Exhibit 10.1 to the Current Report on Form 8-K filed on August 12, 2025 is incorporated herein by this reference)
10.26	Interim Lease, dated as of December 3, 2004, by and between the Redevelopment Agency of the City and County of San Francisco and Lennar/BVHP, LLC (Exhibit 10.12 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.27	First Amendment to the Interim Lease, dated as of October 16, 2008, by and between Redevelopment Agency of the City and County of San Francisco and HPS Development Co., LP (Exhibit 10.13 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.28	Second Amendment to the Interim Lease, dated as of May 31, 2011, by and between Redevelopment Agency of the City and County of San Francisco and HPS Development Co., LP (Exhibit 10.14 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.29	Third Amendment to the Interim Lease, dated as of November 8, 2013, by and between the Successor Agency to the Redevelopment Agency of the City and County of San Francisco and HPS Development Co., LP (Exhibit 10.15 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.30	Fourth Amendment to the Interim Lease, dated as of September 1, 2015, by and among the Successor Agency to the Redevelopment Agency of the City and County of San Francisco, HPS Development Co., LP and CP Development Co., LP (Exhibit 10.16 to Registrant's Registration Statement on Form S-11 filed April 7, 2017 is incorporated herein by this reference)
10.31	Fifth Amendment to the Interim Lease, effective as of March 1, 2017, by and among The Successor Agency to the Redevelopment Agency of the City and County of San Francisco, HPS Development Co., LP and CP Development Co., LLC (Exhibit 10.1 to Registrant's Current Report on Form 8-K dated May 15, 2017 is incorporated herein by this reference)
10.32	Entitlement Transfer Agreement, dated as of December 6, 2016, by and between CPHP Development Co., LLC and The Shipyard Communities, LLC (Exhibit 10.28 to Amendment No. 1 to Registrant's Registration Statement on Form S-11 filed April 24, 2017 is incorporated herein by this reference)

10.33	Second Amended and Restated Development and Management Agreement, dated as of April 21, 2017, by and among Heritage Fields El Toro, LLC, Five Point Communities Management, Inc., Five Point Operating Company, LLC and Five Point Communities, LP (Exhibit 10.32 to Amendment No. 1 to Registrant's Registration Statement on Form S-11 filed April 24, 2017 is incorporated herein by this reference)
10.34	First Amendment to Second Amended and Restated Development Management Agreement, dated as of June 10, 2022, by and among Heritage Fields El Toro, LLC, Five Point Communities Management, Inc., Five Point Operating Company, LP and Five Point Communities, LP (Exhibit 10.1 to the Current Report on Form 8-K filed on June 16, 2022 is incorporated herein by this reference)
10.35	Second Amendment to Second Amended and Restated Development Management Agreement, dated as of December 28, 2022, by and among Heritage Fields El Toro, LLC, Five Point Communities Management, Inc., Five Point Operating Company, LP and Five Point Communities, LP (Exhibit 10.1 to the Current Report on Form 8-K filed on January 4, 2023 is incorporated herein by this reference)
10.36	Third Amendment to Second Amended and Restated Development Management Agreement, dated as of September 16, 2024, by and among Heritage Fields El Toro, LLC, Five Point Communities Management, Inc., Five Point Operating Company, LP and Five Point Communities, LP (Exhibit 10.1 to the Current Report on Form 8-K filed on September 18, 2024 is incorporated herein by this reference).
10.37	Termination of Development Management Agreement (Candlestick Point Mixed-Use Project) (Exhibit 10.27 of the Company's Annual Report on Form 10-K for the year ended December 31, 2018 is incorporated herein by this reference)
10.38	Second Amended and Restated Credit Agreement, dated as of October 21, 2025, by and among Five Point Operating Company, LP, Zions Bancorporation, N.A. dba California Bank & Trust, as administrative agent and as a lender, and JPMorgan Chase Bank, N.A., CIBC Bank USA, Banc of California, and Comerica Bank, as lenders (Exhibit 10.2 to the Current Report on Form 8-K filed on October 23, 2025 is incorporated herein by this reference)
10.39	Contribution and Purchase Agreement, dated as of June 19, 2025, by and among Five Point Holdings, LLC, Hearthstone, Inc., Mark Porath and certain affiliated family trusts, and Hearthstone Residential Holdings, LLC (Exhibit 10.1 to the Current Report on Form 8-K filed on June 20, 2025 is incorporated herein by this reference)
10.40	Form of Warrant to Purchase Class A Common Shares, dated February 6, 2026, issued by the Company to certain affiliates of Blue Owl Capital Inc. (Exhibit 4.1 to the Current Report on Form 8-K filed on February 10, 2026 is incorporated herein by this reference)
19.1	Five Point Holdings, LLC Policy on Insider Trading**
21.1	List of Subsidiaries**
23.1	Consent of Independent Registered Public Accounting Firm**
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
97	Five Point Holdings, LLC Policy for Recovery of Erroneously Awarded Compensation (Exhibit 97 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 is incorporated herein by this reference)
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Management contract or compensatory plan or arrangement
**	Filed herewith

ITEM 16.   **Form 10-K Summary**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIVE POINT HOLDINGS, LLC

By: /s/ Daniel Hedigan

Daniel Hedigan

President and Chief Executive Officer

Date: March 6, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Principal Executive Officer:

Daniel Hedigan	/s/ Daniel Hedigan
President and Chief Executive Officer	Date: March 6, 2026

Principal Financial and Accounting Officer:

Kim Tobler	/s/ Kim Tobler
Chief Financial Officer, Treasurer and Vice President	Date: March 6, 2026

Directors:

Kathleen Brown	/s/ Kathleen Brown	Sam Levinson	/s/ Sam Levinson
	Date: March 6, 2026		Date: March 6, 2026
William Browning	/s/ William Browning	Stuart Miller	/s/ Stuart Miller
	Date: March 6, 2026		Date: March 6, 2026
Jonathan Foster	/s/ Jonathan Foster	Michael Rossi	/s/ Michael Rossi
	Date: March 6, 2026		Date: March 6, 2026
Emile Haddad	/s/ Emile Haddad	Michael Winer	/s/ Michael Winer
	Date: March 6, 2026		Date: March 6, 2026
Gary Hunt	/s/ Gary Hunt		
	Date: March 6, 2026		

Table of Contents

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2025

($ in thousands)			Initial Cost		Costs Capitalized Subsequent to Acquisition [(a)]		Gross Amounts at Which Carried at Close of Period [(b)]						
Description	Location	Encumbrances	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired / Completed	Depreciation Life
Valencia- Land under development	Los Angeles County, CA	$ —	$ 111,172	$ —	$ 852,489	$ —	$ 963,661	$ —	$ 963,661	$ —		2009	N/A
Candlestick and The San Francisco Shipyard- Land under development	San Francisco, CA	—	1,038,154	—	441,464	—	1,479,618	—	1,479,618	—		2016	N/A
Agriculture- Operating property	Los Angeles County, CA Ventura County, CA	—	40,634	1,114	(13,477)	2,657	27,157	3,771	30,928 [(c)]	2,509		2009	[(d)]
Total		$ —	$ 1,189,960	$ 1,114	$ 1,280,476	$ 2,657	$ 2,470,436	$ 3,771	$ 2,474,207 [(e)]	$ 2,509 [(e)]			

(a) Costs capitalized subsequent to acquisitions are net of land sales for real estate development properties and net of disposals, transfers and impairment write-downs for operating properties.

(b) The aggregate cost of land and improvements for federal income tax purposes is approximately $1.8 billion (unaudited). This basis does not reflect the Company’s deferred tax assets and liabilities as these amounts are computed based upon the Company’s outside basis in their partnership interest.

(c) Included in properties and equipment, net in the consolidated balance sheet.

(d) See Note 2 of the Notes to Consolidated Financial Statements for information related to depreciation.

(e) Reconciliation of “Real Estate and Accumulated Depreciation”:

Reconciliation of Real Estate

	2025	2024	2023
		(In thousands)	
Balance at beginning of year	$ 2,328,791	$ 2,243,679	$ 2,269,325
Improvements and additions [(1)]	184,107	186,454	145,911
Inventory relief from real estate sold	(29,219)	(90,085)	(106,397)
Reimbursements and recoveries	(9,472)	(11,257)	(65,160)
Balance at end of year	$ 2,474,207	$ 2,328,791	$ 2,243,679

(1) Improvements and additions include noncash project accruals and capitalized interest.

Reconciliation of Accumulated Depreciation

	2025	2024	2023
		(In thousands)	
Balance at beginning of year	$ 2,345	$ 2,284	$ 2,152
Additions	164	124	132
Disposals	—	(63)	—
Balance at end of year	$ 2,509	$ 2,345	$ 2,284

INDEPENDENT AUDITOR'S REPORT

To the Members of
Heritage Fields LLC
Irvine, California

Opinion

We have audited the consolidated financial statements of Heritage Fields LLC and subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, members' capital, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
March 6, 2026

HERITAGE FIELDS LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024
(In thousands)

	December 31,			
	2025		**2024**	
ASSETS				
LAND UNDER DEVELOPMENT	$	153,117	$	274,738
CASH AND CASH EQUIVALENTS		187,574		118,256
CONTRACT ASSETS, RECEIVABLES AND OTHER ASSETS—Net		28,090		169,604
TOTAL	$	368,781	$	562,598
LIABILITIES, REDEEMABLE INTERESTS, AND MEMBERS' CAPITAL				
LIABILITIES:				
Accrued management fees	$	111,856	$	160,710
Land sales deposits		13,594		66,945
Accounts payable and other liabilities		50,485		54,622
Total liabilities		175,935		282,277
COMMITMENTS AND CONTINGENCIES (Note 7)				
MEMBERS' CAPITAL		192,846		280,321
TOTAL	$	368,781	$	562,598

See notes to consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
REVENUES:			
Land sales	$ 825,659	$ 612,806	$ 554,825
Total revenues	825,659	612,806	554,825
COSTS AND EXPENSES:			
Land sales	195,900	144,876	237,309
Management fee	43,013	113,934	65,395
Selling, general and administrative	9,621	11,033	10,927
Total costs and expenses	248,534	269,843	313,631
EQUITY IN EARNINGS FROM JOINT VENTURE	—	—	1,926
INTEREST INCOME	7,354	6,221	7,490
NET INCOME	$ 584,479	$ 349,184	$ 250,610

See notes to consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF MEMBERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(In thousands)

MEMBERS' CAPITAL—January 1, 2023	$	576,835
Cash distributions		(411,168)
Net income		250,610
MEMBERS' CAPITAL—December 31, 2023		416,277
Cash distributions		(485,140)
Net income		349,184
MEMBERS' CAPITAL—December 31, 2024		280,321
Cash distributions		(671,954)
Net income		584,479
MEMBERS' CAPITAL—December 31, 2025	$	192,846

See notes to consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 584,479	$ 349,184	$ 250,610
Adjustments to reconcile net income to net cash provided by operating activities:			
Cost of land sales	195,900	144,876	237,309
Equity in earnings from joint venture	—	—	(1,926)
Return on investment from joint venture	—	—	871
Changes in operating assets and liabilities:			
Land under development	(74,279)	(28,262)	(22,768)
Contract assets, receivables and other assets, net	141,514	(2,811)	(125,125)
Accrued management fees	(48,854)	39,739	(3,378)
Land sales deposits	(53,351)	49,798	17,147
Accounts payable and other liabilities	(4,137)	8,898	16,847
Net cash provided by operating activities	741,272	561,422	369,587
CASH FLOWS FROM INVESTING ACTIVITIES:			
Contributions to joint venture	—	—	(25)
Distributions from joint venture (return of investment)	—	—	3,351
Net cash provided by investing activities	—	—	3,326
CASH FLOWS FROM FINANCING ACTIVITIES:			
Legacy Interest distributions	—	(18,075)	(48,179)
Payments of cash flow participation debt	—	(1,005)	(1,838)
Percentage Interest distributions	(671,954)	(485,140)	(411,168)
Net cash used in financing activities	(671,954)	(504,220)	(461,185)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	69,318	57,202	(88,272)
CASH AND CASH EQUIVALENTS—Beginning of year	118,256	61,054	149,326
CASH AND CASH EQUIVALENTS—End of year	$ 187,574	$ 118,256	$ 61,054
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION— Cash paid for interest, all of which was capitalized to inventories	$ 36,903	$ 26,631	$ 23,388

See notes to consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES
(A Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **DESCRIPTION OF ORGANIZATION AND OPERATIONS**

Heritage Fields LLC, a Delaware limited liability company (the "Company"), was formed on January 20, 2005. On July 12, 2005, the Company purchased property that was the site of the former Marine Corps Air Station, El Toro from the United States Department of the Navy ("Navy"), located in Irvine, California (the "Property"). On December 22, 2005, the Company conveyed its rights, title, and interests in the Property to the Company's subsidiary, Heritage Fields El Toro, LLC, a Delaware limited liability company ("HF El Toro") at the Company's original cost for the purpose of developing and selling homesites and certain commercial sites in a mixed-use and residential community located on the Company's Property (the "Project").

The Company previously had two classes of membership interests, Percentage Interests and Legacy Interests. The Company is managed by an Executive Committee comprised of representatives appointed by only the holders of Percentage Interests. The holders of Legacy Interests were entitled to receive certain priority distributions, which were fully satisfied during the year ended December 31, 2024, and as a result of which, the Legacy Interests are no longer deemed to be outstanding. The holders of the Percentage Interests will receive all other distributions.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Consolidation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the Company's accounts and all of its direct and indirect wholly-owned subsidiaries' accounts. All intercompany transactions and balances have been eliminated in consolidation.

Reclassification of prior period amounts—During the year ended December 31, 2025, the Company combined certain line items in which the Company determined separate disclosure within the financial statements was not meaningful to the users of the financial statements. These presentation changes did not affect the total capital balance or net income in any of the periods reported.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk—The Company's inventories are all located in Irvine, California. The Company is subject to risks incidental to the ownership, development, and operation of commercial and residential real estate. These include, among others, the risks normally associated with changes in the general economic climate in the communities in which the Company operates, trends in the real estate industry, availability of land for development, changes in tax laws, interest rate levels, availability of financing, and potential liability under environmental and other laws.

The Company's credit risk relates primarily to cash and cash equivalents, notes receivable and contract assets. Cash accounts at certain institutions are currently insured by the Federal Deposit Insurance Corporation up to $250,000 in aggregate. At various times the Company maintained cash account balances in excess of insured amounts.

Cash equivalents—Cash equivalents are short-term investments that have original maturity dates of three months or less. The carrying amount approximates fair value due to the short-term nature of these investments.

Land under development—Land under development is stated at cost, unless it is determined to be impaired, in which case the impaired land under development is written down to fair value. Land under development includes land, land development costs, real estate taxes, and interest related to development. Included in land development costs are costs to entitle and permit the land for its intended use; costs incurred for infrastructure projects, such as schools, sewer, and roads; and site costs such as grading and amenities to bring the land to a finished state. Certain land development costs are reimbursable through development agreements or other agreements with City of Irvine (the "City") or other agencies or recoverable through insurance or other agreements and offset development costs when received. Total reimbursements and recoveries were $63.8 million, $167.3 million and $89.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. Development overhead and selling expenses are expensed as incurred.

Cost of land sales are allocated to residential homesites and commercial sites within the Project using the relative sales value method. Since this method requires the Company to estimate future development costs and expected revenue for the entire Project, the profit margin on subsequent land sales will be affected by both changes in the estimated total revenues, as well as any changes in the estimated total development costs of the Project. Accordingly, these estimates are reviewed regularly and revised for changes in actual experience, changes in revenue and cost estimates and changes in development plans. Given that development expenditures are capitalized to land under development and reflected in the consolidated statements of operations over the periods in which the Company has land sales, which generally includes future periods, the non-cash cost of land sales are reflected as an add back to net income in the consolidated statements of cash flows.

Land under development is reviewed for potential impairment when events or changes in circumstances indicate that the carrying value of land under development may not be recoverable. Impairment indicators for the Project include, but are not limited to significant increases in land development costs, significant decreases in pace and pricing of home sales within the Project and surrounding areas, and political and societal events that may negatively impact the local economy. There were no impairments identified for the years ended December 31, 2025, 2024 and 2023.

Investment in joint venture—For investments in entities that the Company does not control, but exercises significant influence, the Company uses the equity method of accounting. The Company's judgment with regard to control involves consideration of various factors including the form of ownership, representation of the entity's governance, and the ability to participate in policy-making decisions. Investments accounted for under the equity method of accounting are recorded at cost and adjusted for the Company's share of cash contributions, cash distributions, and gain or loss of the entity's earnings. The Company eliminates a portion of intra-entity profits resulting from land sales between the Company and the joint venture until the assets are sold to a third-party.

In 2021, the Company obtained a 10% interest in an entity (the "Landbank Venture") organized for the purpose of taking assignment from homebuilders land purchase and sale agreements and purchasing residential lots within the Project while concurrently entering into option and development agreements with homebuilders in which the homebuilder retains the option to purchase the land to construct and sell homes. The Company sold land to the Landbank Venture in 2021 and eliminated its pro-rata share of the intra-entity profits generated from the sale through earnings (loss) from unconsolidated entities until the land was sold by the Landbank Venture to third-party homebuilders.

As of December 31, 2023, the third-party homebuilders had exercised all the options from the option and development agreements with the Landbank Venture, and the Landbank Venture had distributed all available cash, and the Company's investment in the Landbank Venture had no carrying value.

Note Receivables—Note receivables held by the Company are reflected at principal and accrued interest amounts due, net of an allowance for expected credit losses or discounts, if any. Interest payments are accrued in the period earned based on the stated interest rate and the outstanding principal balance, less any interest discounts stipulated by the note. Included in contract assets, receivables and other assets, net on the accompanying consolidated balance sheets are notes and accrued interest receivables that the Company has with builders that are constructing affordable housing apartments on the Project ("Affordable Notes"). The Company records a discount on the principal balance for Affordable Notes when the note is zero interest bearing or contains other terms that are below market rate. Any such discount on Affordable Notes is capitalized as a project cost. The Company monitors the payment provisions of each note when determining past due or delinquency status.

Revenue Recognition—Under Accounting Standards Codification ("ASC") Topic 606, *Revenue From Contracts With Customers* ("ASC 606"), revenues from land sales are recognized when the Company satisfies the performance obligation at a point in time, which typically occurs when the control of the land passes to its customers. Revenue is recognized in an amount that reflects the consideration the Company expects to be entitled to receive (i.e. the transaction price) in exchange for the transfer of land. The transaction price typically contains fixed and variable components in which the fixed consideration represents the stated purchase price for the land. Some of the Company's purchase and sale agreements contain a profit participation provision, a variable form of consideration, whereby the Company receives from homebuilders a portion of profit after the builder has received an agreed-upon margin from home sales. If the project profitability falls short of the participation threshold, no additional revenues are received. Profit participation revenue of $24.5 million, $39.8 million and $21.0 million were recognized for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, some residential homesite sale agreements contain a price participation provision, a variable form of consideration, requiring the homebuilder to pay additional consideration as a percentage of the home sale price. Price participation revenue of $19.5 million, $67.6 million and $144.9 million were recognized for the years ended December 31, 2025, 2024 and 2023, respectively. The Company estimates the amount of variable price and profit consideration it expects to be entitled to receive and recognizes revenue and a contract asset at the time of land sale to the extent that it is not probable that a significant reversal of revenues would result when the contingency of the variable consideration is resolved. The Company utilizes current home sale pricing offered by homebuilders in the community along with estimates of price appreciation and construction costs when determining the estimate of the amount of variable consideration to recognize.

A contract asset or liability is recognized when the timing of the satisfaction of a performance obligation is different from the timing of the payments made by customers. Contract assets typically consist of estimates of contingent or variable consideration that has been included in the transaction price and recognized as revenue before the contingency is resolved and the contractual payment is due. Contract liabilities typically consist of payments received prior to satisfying the associated performance obligation, including land sale deposits received from a customer. Changes in estimates of variable components of transaction prices could result in cumulative catch-up adjustments to revenue and contract assets in periods after the Company transfers control of the land to the builder.

Fair Value Measurements—The accounting guidance for fair value measurements and disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. The hierarchy classifies the inputs used to determine fair value into three levels as follows:

Level 1—Quoted prices for identical instruments in active markets.

Level 2 —Quoted prices for similar instruments in active markets or inputs, other than quoted prices, that are observable for the instrument either directly or indirectly.

Level 3 —Significant inputs to the valuation model are unobservable.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

Income Taxes—The consolidated financial statements contain no provision for income taxes since the income or loss of the Company flows through to the members who are responsible for including their share of the taxable results of operations on their respective tax returns.

Accounting Standards Updates—In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which primarily requires disclosure of disaggregated information about certain income statement expense line items in the notes to the financial statements on an interim and annual basis. For entities that meet the definition of a public business entity, the standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted and can be applied on either a prospective or retrospective basis. The Company is currently evaluating the effect of this update on the Company's financial statement disclosures.

3. **CONTRACT ASSETS, RECEIVABLES AND OTHER ASSETS, net**

Contract assets, receivables and other assets, net as of December 31, 2025 and 2024, consisted of the following (in thousands):

	December 31,	
	2025	2024
Affordable notes, net	$ 12,470	$ 15,962
Contract assets	8,519	153,642
Other assets	7,101	—
Total contract assets, receivables and other assets, net	$ 28,090	$ 169,604

Affordable Notes, net

Principal and interest collected on affordable notes, net, was $4.2 million, $0.6 million and $0.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. Interest income on affordable notes, net, was $0.4 million, $0.4 million and $0.5 million for the years ended December 31, 2025, 2024 and 2023, respectively, and are included in interest income on the accompanying consolidated statements of operations. At December 31, 2025 and 2024, the Company had an allowance for credit losses of $1.3 million and $1.5 million, respectively, associated with the affordable notes.

Contract Assets

Contract assets consist of variable consideration such as price participation and profit participation. The opening and closing balances of the Company's contract assets for the year ended December 31, 2025 were $153.6 million and $8.5 million, respectively. The net decrease of $145.1 million between the opening and closing balances of the Company's contract assets primarily resulted from the receipt of $166.2 million in price participation payments from homebuilders attributed to prior land sales, partially offset by additional price participation revenue recognized during the period that resulted from changes in the estimated constrained variable consideration that reflects updated pricing and absorption assumptions used to calculate expected price participation payments.

The opening and closing balances of the Company's contract assets for the year ended December 31, 2024 were $150.8 million and $153.6 million, respectively. The net increase of $2.9 million between the opening and closing balances of the Company's contract assets primarily resulted from additional price participation revenue recognized during the period that resulted from changes in the estimated constrained variable consideration that reflects updated pricing and absorption assumptions used to calculate expected price participation payments, partially offset by the receipt of $63.7 million in price participation payments from homebuilders attributed to prior land sales.

4.   CASH FLOW PARTICIPATION DEBT

In 2010, HF El Toro entered into an unsecured cash flow participation agreement in connection with a series of transfers, payoffs, and pay downs related to its then outstanding loan facility ("Debt Restructure"). The cash flow participation agreement, was determined to be a new debt instrument and in accordance with ASC 470-50, *Modifications and Extinguishments* was recorded at its fair value on the date of the Debt Restructure. Under the terms of the participation agreement, 4.66% of capital distributions (as defined in the participation agreement) made by HF El Toro are due to the holder of the participation agreement. When a participation payment is made or reasonably assured to be made, the Company used a proportional interest method to determine the portion of the payment that represents interest expense and the portion applied to the principal. The full amount of the principal balance had been satisfied as of December 31, 2024 and subsequent participation payments are recognized fully as additional interest on the original principal.

Total interest incurred related to the participation agreement during the years ended December 31, 2025, 2024 and 2023 was $36.9 million, $26.6 million and $23.4 million, respectively, and was capitalized to land under development in the accompanying consolidated balance sheets.

5.   ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities as of December 31, 2025 and 2024, consisted of the following (in thousands):

	2025	2024
Accounts payable and retention payable	$ 7,600	$ 11,602
Other liabilities:		
Accrued liabilities	14,885	24,285
Development obligations (see Note 7)	28,000	18,735
Total accounts payable and other liabilities	$ 50,485	$ 54,622

6.   RELATED PARTY TRANSACTIONS

Management Fee

HF El Toro and Five Point Communities Management, Inc., as nominee for the benefit of Five Point Communities, LP (the "Management Company"), are parties to a development management agreement in which the Management Company has been engaged to manage the development of the Project and to generally supervise the day-to-day affairs of the Project. The Management Company is an affiliate of a member of the Company that holds a 37.5% Percentage Interest. The development management agreement was amended and restated on May 2, 2016 and subsequently amended and restated on April 21, 2017 ("A&R DMA") to among other things, extend the initial term until December 2021. The A&R DMA's initial term was extended by mutual agreement of the parties to December 31, 2022 (the "2022 Extension") and in December 2022, an amendment to the A&R DMA was entered into in which the A&R DMA was renewed through December 31, 2024 (the "First Renewal Term Amendment"). In September 2024, an amendment to the A&R DMA was entered into in which the A&R DMA has been renewed through December 31, 2026 (the "Second Renewal Term"). Under the Second Renewal Term, the annual fixed base management fee will be $13.5 million beginning in 2025, which reflects an increase from the $12.0 million annual fixed base management fee under the First Renewal Term. The incentive compensation provisions (described below) of the A&R DMA were not changed pursuant to the Second Renewal Term.

The total annual base management fee incurred for the years ended December 31, 2025, 2024 and 2023 was $13.5 million, $12.0 million and $12.0 million, respectively, and is included in management fee in the accompanying consolidated statements of operations. Incentive compensation payable to the Management Company is calculated generally as 9% of distributions in excess of the priority Legacy Interests. If the A&R DMA is not extended by mutual agreement of the Company and the Management Company beyond December 31, 2026, then the Management Company will remain entitled to future incentive compensation payments at a reduced rate equal to 6.75% of Distributions paid thereafter. Total incentive compensation management fee expense incurred with respect to the A&R DMA for the years ended December 31, 2025, 2024 and 2023 was $25.6 million, $82.0 million and $43.4 million, respectively, and is included in management fee in the accompanying consolidated statements of operations. The amount incurred for the years ended December 31, 2025, 2024 and 2023 represents an estimated amount of incentive compensation attributed to services provided during the periods that are determined to be probable of being paid. Management's estimate is based on various underlying assumptions which include but are not limited to, the current and projected performance of the Project and the resulting cash that will be available for distributions. Changes in the estimated amount of aggregate payments probable of being made are recognized as a cumulative adjustment in the period the estimate changes. Actual payments of incentive compensation may differ materially from current estimates. During the years ended December 31, 2025, 2024 and 2023, the Company paid $68.0 million, $49.1 million and $41.6 million, respectively, in non-legacy incentive compensation. For the 2025 payment, $4.7 million represents payment for incentive compensation not yet recognized as expense and is included in other assets within contract assets, receivables and other assets, net in the accompanying consolidated balance sheet as of December 31, 2025. During the years ended December 31, 2024 and 2023, the Company paid $1.8 million and $4.9 million, respectively, in legacy incentive compensation to the Management Company. Non-legacy incentive compensation reflects incentive payments that resulted from distributions to Percentage Interest holders, and legacy incentive compensation reflects incentive payments that resulted from distributions to Legacy Interest holders. As of December 31, 2025 and 2024, $86.2 million and $123.9 million, respectively, was accrued for incentive compensation management fees due to the Management Company, and is included in accrued management fees in the accompanying consolidated balance sheets.

Commercial Sub-Management Agreement

Effective June 30, 2013, HF El Toro terminated its commercial development sub-management agreement ("Sub-MA") with a member of the Company that holds a 12.5% Percentage Interest in the Company. Under the terms of the Sub-MA, certain incentive compensation provisions were vested upon termination. Incentive compensation payments become payable, calculated generally, as 2% of distributions (as defined in the Sub-MA) in excess of the priority Legacy Interests. During the years ended December 31, 2025, 2024 and 2023, total incentive compensation management fee expense incurred pertaining to the Sub-MA was $3.9 million, $20.0 million and $10.0 million, respectively, and is included in management fee in the accompanying consolidated statements of operations. As of December 31, 2025 and 2024, $25.6 million and $36.8 million, respectively, of incentive compensation management fee pertaining to the Sub-MA was accrued and is included in accrued management fees in the accompanying consolidated balance sheets. The amount accrued at December 31, 2025 and 2024 represents an estimated amount of incentive compensation determined to be earned and probable of being paid. Management's estimate is based on various underlying assumptions which include but are not limited to, the current and projected performance of the Project and the resulting cash that will be available for distributions. Changes in the estimated amount of aggregate payments probable of being made in future periods will be recognized as a cumulative adjustment to management fee expense in the period the estimate changes. Actual payments of incentive compensation may differ materially from current estimates. During the years ended December 31, 2025, 2024 and 2023, the Company paid $15.1 million, $11.3 million and $10.3 million, respectively, in incentive compensation pertaining to the Sub-MA.

Purchase and Sale Agreements

In the normal course of business, the Company may enter into purchase and sale agreements or other contracts with the Company's members or affiliates of members.

There were no land sale revenues recognized from related party transactions during the year ended December 31, 2025. Land sale revenues recognized from related party transactions was $22.6 million and $16.2 million during the years ended December 31, 2024 and 2023, respectively, and is included in land sales in the accompanying consolidated statements of operations. The related party land sale revenues primarily relate to profit participation.

7. **COMMITMENTS AND CONTINGENCIES**

In the routine conduct of its business, the Company is subject to the usual obligations associated with entering into contracts for the purchase, development, and sale of real estate.

In the ordinary course of business and as a part of the entitlement and development process, the Company is required to provide performance bonds to ensure completion of certain development obligations. The Company had outstanding performance bonds of $52.8 million and $54.0 million as of December 31, 2025 and 2024, respectively.

On September 8, 2009, the Irvine City Council approved an Amended and Restated Development Agreement (the "ARDA") between HF El Toro and the City (on behalf of itself and now as successor agency to the dissolved Irvine Redevelopment Agency, which Irvine Redevelopment Agency was an original party to the ARDA). The ARDA became effective on December 27, 2010 and obligated the Company to construct certain defined public infrastructure improvements (i.e. joint backbone improvements) in and around the Project. The Company will have the right to reimbursement for a portion of the public infrastructure improvement costs from the City of Irvine Community Facilities District No. 2013-3 ("CFD"). The CFD is supported by special taxes levied on landowners within the improvement areas of the CFD. The CFD will also fund certain improvements, operations and maintenance costs of the Orange County Great Park (the "Park"). The Company, as a landowner within the improvement areas will be subject to the special taxes while it owns land within the improvement areas.

On November 26, 2013, HF El Toro and the City entered into a second adjacent landowner agreement ("ALA II") in which HF El Toro committed to construct or cause the construction of a portion of the Park (the "Great Park Improvements"), which otherwise would have been an obligation of the City to construct under the terms of the ARDA. In addition to the Great Park Improvements, the ALA II and a memorandum of understanding ("MOU") regarding funding of Marine Way infrastructure improvements committed HF El Toro to perform on certain other defined items as well as it committed HF El Toro to make $20.0 million of certain direct payments to the City beginning in August 2016. As also defined in the agreements, HF El Toro will have the right to receive up to an additional $40.0 million in CFD reimbursements for public infrastructure components of the Great Park Improvements.

During 2019, the Company and the City entered into an amendment to ALA II. The amendment altered the scope of the Great Park Improvements to include water polo, basketball and volleyball facilities that would initially be paid for by the Company and ultimately reimbursed to the Company by the CFD.

In October 2022, the Company and the City entered into the Framework Plan Implementation Agreement ("FPIA"). The FPIA terminated ALA II, as amended, upon the effective date of the FPIA and restructured the Company's remaining development obligations to the City. Additionally, the Company agreed to pay $18.0 million to the City upon the City completing certain administrative steps which as of December 31, 2025 had not yet occurred. The FPIA became effective on May 16, 2023, subsequent to the completion of a series of approvals and administrative actions in connection with the formation of the new City of Irvine Communities Facilities District No. 2013-3B ("CFD 2013-3B"). CFD 2013-3B replaced the existing CFD for those development districts where development by the Company has not yet occurred. Upon the effective date of the FPIA, the Company's remaining obligations under the ALA II were terminated. At each of December 31, 2025 and 2024, the carrying balance of amounts payable to the City related to the FPIA totaled $18.0 million and is included within accounts payable and other liabilities on the consolidated balance sheets.

In December 2025, the Company and the City entered into the Affordable Housing and Necessary Government Use Property Exchange Agreement (the "Exchange Agreement"). Under the Exchange Agreement, and subject to the satisfaction of certain exchange conditions, the Company agreed to convey approximately 35 acres of land to the City in exchange for approximately 26 acres owned by the City. Additionally, the Company agreed to pay $10.0 million to the City, consisting of $5.0 million due within one year following the close of escrow and an additional $5.0 million payment due upon the later of three years following the close of escrow or the City's commencement of construction on certain authorized facilities. As of December 31, 2025, the carrying balance of amounts payable to the City related to the Exchange Agreement totaled $10.0 million and is included within accounts payable and other liabilities on the consolidated balance sheet.

The Company may be a party to various claims, legal actions, and complaints arising in the ordinary course of business. The Company believes, the disposition of these other matters would not have a material adverse effect on the Company's consolidated financial condition, results of operations, or cash flows.

As a significant landowner, developer, and holder of commercial properties, there exists the possibility that environmental contamination conditions exist that would require the Company to take corrective action. The Company believes any potential costs will not materially affect its consolidated financial statements.

8.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through March 6, 2026 the date the consolidated financial statements were issued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to December 31, 2025 that require adjustments to or disclosure in the Company's consolidated financial statements.

* * * * * *

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Daniel Hedigan, certify that:

1.   I have reviewed this annual report on Form 10-K of Five Point Holdings, LLC;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2026   /s/ Daniel Hedigan
_____

Daniel Hedigan

President and Chief Executive Officer

(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kim Tobler, certify that:

1. I have reviewed this annual report on Form 10-K of Five Point Holdings, LLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2026   /s/ Kim Tobler
_____

                            Kim Tobler

                            Chief Financial Officer, Treasurer and Vice
                            President

                            (Principal Financial and Accounting Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Five Point Holdings, LLC (the "Company") on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 6, 2026	/s/ Daniel Hedigan
	Daniel Hedigan
	President and Chief Executive Officer
	(Principal Executive Officer)

 A signed original of this written statement as required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Five Point Holdings, LLC (the "Company") on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 6, 2026

/s/ Kim Tobler
Kim Tobler
Chief Financial Officer, Treasurer and Vice President
(Principal Financial and Accounting Officer)

 A signed original of this written statement as required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

FIVE POINT HOLDINGS, LLC

SHAREHOLDER INFORMATION

Corporate Headquarters
2000 FivePoint, 4th Floor
Irvine, CA 92618
www.fivepoint.com

Annual Meeting
The Annual Shareholders' Meeting will be held at 1:30 p.m. PDT on Thursday, June 4, 2026 via live webcast at *www.virtualshareholdermeeting.com/FPH2026*.

Registrar and Transfer Agent
Computershare Investor Services
PO Box 505000
Louisville, KY 40233-5000
www.computershare.com/us

Listing
The Class A common shares of Five Point Holdings, LLC are traded on the New York Stock Exchange under the symbol "FPH."

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
695 Town Center Drive
Costa Mesa, CA 92626

Investor Relations
investor.relations@fivepoint.com

FORWARD-LOOKING STATEMENTS
Any statements in this Annual Report that are not entirely historical in nature constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. For important information regarding forward-looking statements, please read the "Cautionary Statement Regarding Forward-Looking Statements" in the Company's Annual Report on Form 10-K for the year ended December 31, 2025.



2000 FivePoint, 4th Floor

Irvine, California 92618

949.349.1000

www.fivepoint.com